Form 20-F
period 2026-02-28
Micware Co., Ltd.
filed 2026-06-30
CIK 2083526

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number: 001-43279

Micware Co., Ltd.

(Exact name of Registrant as specified in its charter)

Japan

(Jurisdiction of incorporation or organization)

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive offices)

Takuma Segawa, Chief Financial Officer

Telephone: +81-36-699-9899

Email: mic_ir@micware.co.jp

At the address of the Registrant set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary share	MWC	The Nasdaq Stock Market LLC
Ordinary shares*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing of the American depositary shares on The NASDAQ Stock Market LLC. Each American depositary share represents one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 56,141,914 ordinary shares as of February 28, 2026. This number of ordinary shares is presented to give effect to the 241-for-1 share split of the issued and outstanding ordinary shares which became effective on March 31, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“3D” are to three-dimensional;

●	“AI” are to artificial intelligence;

●	“ADS” are to American depositary share;

●	“B2B” are to business-to-business;

●	“B2C” are to business-to-consumer;

●	“Companies Act” are to the Companies Act of Japan (Act No. 86 of 2005, as amended);

●	“Denso” are to Denso Corporation (TYO:6902), a joint-stock corporation with limited liability organized under Japanese law;

●	“Denso Group” are to Denso and other entities under common control with Denso;

●	“GPS” are to Global Positioning System;

●	“Honda” are to Honda Motor Co., Ltd. (NYSE: HMC, TYO: 7267), a joint-stock corporation with limited liability organized under Japanese law;

●	“Honda Group” are to Honda and other entities under common control with Honda;

●	“IT” are to information technology;

●	“LBS” are to location-based service;

●	“MCU” are to microprocessor;

●	“Micware,” “we,” “us,” “our,” “our Company,” or the “Company” are to Micware Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law and its subsidiaries, as the case may be;

●	“Micware Asia Pacific” are to Micware Asia Pacific Co., Ltd., a limited company incorporated under Thai laws and a subsidiary of Micware;

●	“Micware Automotive” are to Micware Automotive Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Micware;

●	“Micware Create” are to Micware Create Co., Ltd., previously known as Micware Challenged Co., Ltd. (“Micware Challenged”), a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Micware;

●	“Micware Europe” are to Micware Europe GmbH, a registered limited liability company organize under German law and a wholly owned subsidiary of Micware;

●	“Micware Group” are to Micware and other entities under common control with Micware;

●	“Micware Mobility” are to Micware Mobility Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Micware;

●	“Micware Navigations” are to Micware Navigations Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Micware;

●	“Micware North America” are to Micware North America, Inc., a corporation incorporated under the state of California and a subsidiary of Micware;

●	“Micware Operation” are to Micware Operation Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Micware;

●	“ML” are to machine learning;

●	“NEV” are to New Energy Vehicle;

●	“O-Well” are to O-Well Corporation (TYO: 7670), a joint-stock corporation with limited liability organized under Japanese law;

●	“Ordinary Share” are to the Company’s ordinary share;

●	“R&D” are to research and development;

●	“SDV” are to software-defined vehicles;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Toyota” are to Toyota Motor Corporation (NYSE: TM, TYO: 7203, LSE: TYT), a joint-stock corporation with limited liability organized under Japanese law;

●	“Toyota Group” are to Toyota and entities under common control with Toyota;

●	“UI” are to user interface;

●	“Uni Electronics” are to Uni Electronics Inc., a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of O-Well; and

●	“UX” are to user experience.

Glossary of Technical Terms

This glossary contains explanations of certain terms used in this annual report. Unless we indicate otherwise, references in this annual report to:

●	“Advanced Driver Assistance Systems” or “ADAS” are to technologies that assist drivers with the safe operation of a vehicle;

●	“analog broadcasting” are to a traditional method of transmitting audio signals using electromagnetic waves;

●	“Android” are to an open-source operating system for mobile devices developed by Google;

●	“application programming interface” or “API” are to a way for two or more computer programs or components to communicate with each other;

●	“application-specific integrated circuit” or “ASIC” are to an integrated circuit chip customized for a particular use;

●	“augmented reality” or “AR” are to a technology that overlays digital information onto the real world, altering a user’s perception of reality rather than replacing it, using devices like smartphones and smart glasses to capture the physical world and integrate digital content, like 3D models, images, or videos, into the scene;

●	“autonomous driving” or “AD” are to an automobile technology where vehicles can operate without human input;

●	“automated testing” are to a software testing technique that uses software tools and scripts to execute tests on software applications without human intervention;

●	“beacon sensing algorithm” are to a system that allows a mobile app to detect and interpret signals from Bluetooth beacons installed in indoor environments;

●	“Blind Spot Information System” or “BSI” are to a driver-assistance feature that uses sensors to detect vehicles in the driver’s blind spot and alerts the driver;

●	“board support package” or “BSP” are to the collection of software components containing hardware-specific routine allowing a given embedded operating system to function in a given hardware environment;

●	“central processing unit” or “CPU” are to the primary processor in a computer;

●	“Cross Traffic Monitoring” or “CTM” are to a driver-assistance feature that alerts the driver when other vehicles are detected near or in the driver’s backing path;

●	“Dedicated Short-Range Communications” or “DSRC” are to a wireless communication technology that allows cars to exchange information with roadside infrastructure over short distances;

●	“Dynamic Street Map & Market Place” or “DSMM,” or “DynaPlanet” effective July 1, 2026, are to a new geospatial information framework that reconstructs and updates wide-area spatial data using limited visual inputs collected from everyday devices (for instance, dashcams), such as images and videos;

●	“edge sources” are to data sources that originate from devices or sensors located at or near the physical location where data is generated;

●	“field programmable gate array” or “FGPA” are to a type of configurable integrated circuit that can be repeatedly programmed after manufacturing;

●	“graphics processing unit” or “GPU” are to a specialized circuit designed for digital image processing and to accelerate computer graphics;

●	“Google Automotive Services” or “GAS” are to a suite of Google applications and services that car manufacturers can license and integrate into their IVI systems;

●	“Hardware Abstraction Layer” or “HAL” are to a software layer situated between hardware components—such as the CPU, motherboard, and peripheral devices—and high-level software like the operating system, the primary function of which is to abstract (standardize) specific technical differences of various hardware, allowing the system to communicate with them through a single, unified interface;

●	“human machine interface” or “HMI” are to a user interface that allows a person to interact with a machine, system, or device;

●	“indoor routing system” are to a software system that uses the position data from beacons and digital indoor map data to calculate and display a navigation path from the user’s current location to a selected destination within the building;

●	“in-vehicle infotainment system” or “IVI system” are to the integrated hardware and software in vehicles that provide entertainment, information, and communication features to drivers and passengers;

●	“Linux OS” are to a family of open source operating systems based on the Linux kernel, which is the core component of an operating system;

●	“Low Power Wide Area” or “LPWA” are to a type of telecommunications technology that transmits data with low power consumption and covers large geographic areas;

●	“LTE-M” or “Cat. M1” are to a type of LPWA designed specifically for purpose-built devices, like trackers or water meters, that transmit small to medium amounts of data over wide ranges;

●	“middleware” are to a type of computer software program that provides services to software applications beyond those available from the operating system;

●	“Multi-access Edge Computing” or “MEC” are to a network architecture that brings computing and storage resources closer to the edge of the network, near mobile devices and users;

●	“Natural Language Processing” or “NLP” are to a machine learning technology that enables computers to interpret, process, and understand human language, including vocabulary, grammar, and even intonation in text and speech;

●	“Neural Radiance Fields” of “NeRF” are to algorithms that reconstruct volumetric scenes from multi-angle 2D images;

●	“Operating System” or “OS” are to a software program that manages a computer’s hardware and software resources, acting as a bridge between the user and the computer’s core functions;

●	“Original Equipment Manufacturer” or “OEM” are to automobile manufacturers in the automobile industry;

●	“Over-the-Air” or “OTA” are to a form of wireless software update;

●	“person-months” are to a measurement of time and resources needed to complete a project or task (for example, 2,000 person-months means that one person would need to work for 2,000 months to complete the project);

●	“Printed Circuit Board” or “PCB” are to a foundational component used to mount and interconnect electronic parts, consisting of an insulating substrate with conductive pathways, or traces, etched from copper foil to form the electrical circuit patterns;

v

●	“proof-of-concept project” or “PoC project” are to preliminary project designed to test the feasibility of an idea or concept before committing significant resources to a full-scale development;

●	“Retrieval-Augmented Generation” or “RAG” are to a method in which generative AI systems retrieve relevant documents from an external source to ground and enhance the output;

●	“software development kit” or “SDK” are to a comprehensive set of development tools designed to help creators build applications for a specific platform or system, packaging everything a developer needs into a single bundle, including compilers (to translate code), debuggers (to find errors), APIs and libraries (pre-written code shortcuts), and technical documentation;

●	“Stable Diffusion” are to an AI model used for converting text to images;

●	“scalable service-oriented middleware over IP” or “SOME/IP” are to a vehicle network protocol for communication between in-vehicle functions such as navigation and cameras;

●	“telematics” are to a technology system that monitors and manages vehicle data such as location, speed, engine performance, and driver behavior;

●	“Tier 1 Software Supplier” are to a company that directly supplies software to OEMs;

●	“Tier 1 Supplier” are to a company that directly supplies products, including hardware or integration of hardware and software, to OEMs;

●	“Transformer models” are to a deep learning architecture introduced by Google in 2017; and

●	“Vehicle Information and Communication System WIDE” or “VICS WIDE” are to a system that uses broadcast methods (radio waves) to provide real-time traffic information to in-car navigation systems.

On January 22, 2024, the Company’s board of directors approved (i) a 130-for-1 share split of its issued and outstanding Ordinary Shares, and (ii) the increase of the number of authorized shares from 4,000 to 520,000. The record date of such share split was February 29, 2024. Such share split and increase of the number of authorized shares became effective on March 1, 2024.

On February 16, 2026, the Company’s board of directors approved (i) a 241-for-1 share split of its issued and outstanding Ordinary Shares, and (ii) the increase of the number of authorized shares from 520,000 to 125,320,000. Such share split and increase of the number of authorized shares became effective on March 31, 2026.

Unless otherwise indicated, all share amounts and per share amounts in this annual report have been presented to give effect to (i) the 130-for-1 share split of our Ordinary Shares which became effective on March 1, 2024, and (ii) the 241-for-1 share split of our issued and outstanding Ordinary Shares which became effective on March 31, 2026.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended February 28, 2026 and 2025, and February 29, 2024. Our functional currency and reporting currency are the Japanese yen (“JPY” or “¥”), the legal currency of Japan. The terms “dollar,” “US$,” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations with respect to financial information as of February 28, 2026 included in this annual report are based on the exchange rate of JPY to U.S. dollars of ¥156.05=$1.00, which was the foreign exchange rate on February 27, 2026, the last business day in fiscal year ended February 28, 2026, as published on the website of the United States Federal Reserve Board.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results, and future development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth and expansion plan, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand awareness;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends in our industry; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Item 3. Key Information—D. Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We are a holding company and depend upon our operating subsidiaries for our cash flows.

As a holding company incorporated under Japanese law with no material operations of its own, Micware’s operations have been conducted primarily in Japan by its subsidiaries. Consequently, our cash flow and our ability to meet our obligations depend upon the cash flow of our operating subsidiaries and the payment of funds by these operating subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our operating subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our operating subsidiaries when needed could have a material adverse effect on our business, results of operations, or financial condition.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The automotive software industry is characterized by fragmented global competition, diverse technological approaches, and varying regional leaders. We face competition from a wide range of players across several categories. In software development services, we compete with SCSK Corporation, SKY Corporation, and Panasonic Corporation in Japan, and with TATA Consultancy Services Limited, KPIT Technologies Limited, and Wipro Limited from India. In software licensing, our peers include Aisin Corporation, Pioneer Corporation, ZENRIN DataCom Co., Ltd., and Panasonic Corporation. In digital map and software maintenance services, we compete with companies with established global presence such as HERE Technologies, TomTom N.V., Google (Alphabet) LLC, Environmental Systems Research Institute, Inc (ESRI), and Mapbox Inc.

Complicating this environment is the fact that many of the Company’s customers, primarily automotive OEMs, possess strong in-house software development capabilities, making them both clients and potential competitors. These competitors are large companies and have significant brand recognition, long operating histories, large marketing budgets, and substantial resources. These companies, as well as other competitors, may offer products and services on a stand-alone basis at a low price or bundled as part of a larger product sale. In order to take advantage of customer demand for their products and services, they may have greater capacity to expand their products and services through acquisitions and organic development.

Many of our competitors are able to devote significant resources to the development, promotion, and sale of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. In addition, many of our competitors have established marketing relationships, access to large customer bases and major distribution agreements with Tier 1 Suppliers and OEMs. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors’ products, services, or technologies become more accepted than our products or services, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenue could be adversely affected. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels, our operating results would be negatively affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.

We have experienced steady growth since our establishment. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or adequately address competitive challenges.

Since the establishment of Micware in 2003, we have accumulated over 20 years of experience in software development in the automotive industry, which has translated into significant business growth in terms of business scope and client base. Starting from 2013, with the introduction of Linux OS into our products, we have started to act as a Tier 1 Software Supplier. In 2020 and 2022, the OEMs Toyota and Honda, respectively, who are also our customers, became our shareholders, testifying as to our brand reputation in the industry. As of the date of this annual report, our business is operated across Japan through six operating entities and 12 branch offices. We have also established subsidiaries in the U.S., Thailand, and Germany, for our operations overseas.

We anticipate that we will significantly expand our operations and headcount in the near term. See “Item 4. Information on the Company—B. Business Overview—Growth Strategies—Accelerate Talent Acquisition and Retention Through Geographic and Industry Expansion.” This growth has placed, and future growth will place, a significant strain on our management, administrative, operational, and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in deploying customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

For the fiscal years ended February 28, 2026 and 2025 and February 29, 2024, revenue generated from software development services was JPY17,521.6 million (approximately $112.3 million), JPY17,178.2 million and JPY13,429.1 million, respectively, constituting 80.0%, 81.4% and 76.7% of our total revenue. We cannot assure you that the software development services will generate a similar amount of revenue for us in the future as they have done in the last three fiscal years. We cannot guarantee that the software development services will continue to grow at historical rates or at all, or that software development services, our other existing businesses, or any new businesses we may acquire will experience rapid or significant growth. In the event that we experience a decline in the software development services or other lines of business due to any reason, our results of operations and financial position may be materially and adversely affected.

Many of the factors discussed below could materially and adversely affect our business, prospects and future performance, including:

●	our ability to maintain, expand, and further develop our relationships with consumers and businesses to meet their increasing demands;

●	our ability to introduce and manage the development of new lines of service;

●	the continued growth and development of the industry in which we operate;

●	our ability to keep up with the technological developments or new business models of the rapidly evolving software and automotive industries, particularly in relation to SDV; and

●	our ability to attract and retain qualified and skilled employees.

We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business, results of operations, financial condition, and prospects.

If we fail to execute our strategies and plans effectively, we may not be able to take advantage of market opportunities or meet the demands of customers.

We believe that a key feature of the automotive software industry is the significant buying power held by OEMs, and without careful management, there is a risk of becoming relegated to a subcontractor role. To mitigate this risk, we are pursuing business domains that do not rely on revenue from OEMs. Our current DynaPlanet project represents a concrete initiative under this strategy. For this reason, we are also actively developing and monetizing our other location-based software products and services that directly target consumers, in an effort to expand our revenue streams. For a detailed discussion of these initiatives, see “B2C services—Navigation” and “B2C services—Other than navigation” in “Item 4. Information on the Company—B. Business Overview—Our Products and Services.”

Any factor adversely affecting sales of these products and services, including market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could adversely affect our business and operating results. Our participation in the markets for the products and services we are developing or have just launched is relatively new, and it is uncertain whether these areas will ever result in significant revenue for us. Further, the introduction of new products and services beyond these markets may not be successful.

In addition, such expansion will increase the complexity of our operations and may cause strain on managerial, operational, and financial resources. We must continue to hire, train, and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed. These expansions will also require us to maintain the consistency of our product and service offerings to ensure that our market reputation does not suffer because of any deviations, whether actual or perceived, in the quality of our products and services.

Our future results of operations depend largely on our ability to execute our plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

●	we face challenges in ensuring the productivity of a large employee base and recruiting, training and retaining highly skilled personnel, including in the areas of sales and marketing, technical development operations, and customer service for their growing operations;

●	we face challenges in responding to evolving industry standards and government regulation that impact our business and the automotive software industry in general, such as laws and regulations on data protection and the use of AI;

●	we may have limited experience for certain new service offerings, and our expansion into these new service offerings may not achieve broad acceptance among target customers;

●	technological or operational challenges may arise from new services;

●	the execution of our current business plans will be subject to the availability of funds to support the relevant capital investment and expenditures; and

●	the successful execution of our strategies is subject to factors beyond our control, such as general market conditions and economic and political developments in Japan and globally.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that we will be able to implement these strategies successfully. Besides, there is no assurance that the investment to be made by us, as contemplated by our business plans, will be successful and generate the expected return. If we are not able to execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

Our business and sales are subject to the business strategies of the brand owners.

For the fiscal years ended February 28, 2026 and 2025 and February 29, 2024, the majority of our revenue was attributed to our software development services, where we help customers, OEMs or Tier 1 suppliers, develop certain software based on specific requirements or agile development methodology. See “Item 4. Information on the Company—B. Business Overview—Our Business Model—Revenue and Pricing Model—Software Development Services.” The software is developed at the request of our customers, often but not always with our recommendation, inputs, or in partnership in the design process of the software. In addition, we may agree that intellectual property rights arising from the course of performing the software development belong to our customers. Our business and sales are heavily dependent on the market receptiveness of, and demand for, the products offered by our OEMs or Tier 1 suppliers. The overall business strategies and product development plans adopted by these customers and their ability to maintain and develop their brands are therefore essential to our business.

As we have limited influence on the decisions made by the OEMs or Tier 1 suppliers in relation to their business strategies, in particular, the production of their existing products and development of new products, we cannot assure that the customers will be able to maintain and further develop their brands and/or products, or that our customers will continue to show preferences to their brands and/or products. If the strategies of our customers turn out to be unsuccessful or due to any other reasons the marketability of the brands falls substantially, the profitability of our business would be materially and adversely affected.

If we are not able to provide successful enhancements, new features, and modifications to our software products, our business could be adversely affected.

If we are unable to provide enhancements and new features to our software products, our current services, or new products and services we may develop in the future that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. For example, in order to continually provide software development services to OEMs, we must be able to continually achieve technological advancements and provide upgraded software for new vehicle models. We are also focused on enhancing the capability of our development platform, micAuto-PF. We must also regularly update our proprietary navigation algorithm, “Navi Core,” for our navigation software, with major updates being performed around every two years, and minor updates two to three times every year.

The success of enhancements, new features, and products depends on several factors, including the timely completion, introduction, and market acceptance of the enhancements or new features or products. Failure in this regard may significantly impair our revenue growth. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, uncertainties about the trends in digital transformation and AI, the timing and nature of new software platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our products and services to operate effectively with future digital transformation trends, software platforms or technologies could reduce the demand for our products and services, result in user dissatisfaction and adversely affect our business.

If we fail to continue innovating and keeping pace with technological developments, our business may be materially and adversely affected.

The technology landscape is constantly evolving. To remain competitive, we must adapt and migrate to new technologies, applications, and processes. The use of more advanced technologies and infrastructure is critical to the development of our products and services, and the scaling of our business for future growth. We may not be able to leverage new technologies effectively or adapt our products to meet customers’ needs or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected. Moreover, our success will depend partially on our ability to continuously identify, develop, acquire, protect or license advanced and new technologies that are valuable to our products and services. Failure to do so could render our existing products and services obsolete and unappealing, thereby adversely affecting our business prospects.

In addition, because our services are designed to be accessed through various networks, across numerous mobile devices, operating systems, and hardware and software platforms, we will need to continuously modify and enhance our services to keep pace with changes in internet-related hardware, software, communication, browser, application software development platform and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to the market in a timely manner. Moreover, uncertainties regarding the timing and nature of the development in network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development or service delivery expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our products and services, result in customer dissatisfaction, and adversely affect our business, financial condition, results of operations and prospects.

Our failure to adequately maintain and update our digital map database and minimize errors in our navigation and location-based solutions could harm our reputation and subject us to liability claims, which could result in loss of customers, decreased revenue and unexpected expenses.

Our digital map database requires constant maintenance and updating, which is a complex process and subject to error. There is no assurance that our controls and procedures for maintaining and updating our digital map database will be adequate to keep pace with the rapidly changing road systems in Japan and other parts of the world. If there are errors in our solutions due to actual or perceived database deficiencies, our reputation could be harmed and our customers may cease to buy our solutions.

Moreover, we could be subject to liability claims and the associated adverse publicity. Claims could be made by our customers if errors in our solutions result in the failure of their products or services, or by end-users of those products or services or others alleging loss or harm as a result of actual or perceived errors in our digital map data. Some of our license agreements include disclaimers, limitations of liability and similar provisions, which, however, may not be effective barriers to potential claims. Any associated adverse publicity may reduce our customers’ willingness to incorporate our map data and related applications into their products, which would adversely affect our revenue.

Liability claims present a risk of protracted litigation, substantial monetary damages, attorneys’ fees, costs and expenses, and diversion of management’s attention from the operation of our business. In some circumstances, we are contractually obligated to indemnify our customers for liabilities, costs and expenses arising out of liability claims. We may incur additional costs and expenses providing indemnification or contesting our customers’ indemnification claims. In addition, we may also have to recall our digital map data or offer to provide replacement, either involuntarily by mandate of our customers or a regulatory agency, or voluntarily in order to preserve our reputation and maintain good customer relations. Recalls or replacements can be costly and divert management’s attention from the operation of our business.

Our ability to operate and grow our business depends on our ability to obtain and maintain access to certain data, and our efforts to obtain such data ourselves rather than relying on external suppliers may be unsuccessful or may subject us to significant costs, delays, and risks.

Although we have traditionally procured map data from external suppliers, we plan to increase our internal data acquisition capabilities by collecting spatial information for DynaPlanet ourselves. See “Item 4. Information on the Company—B. Business Overview—Growth Strategies—Expand and Monetize Digital Mapping Software Services.” Building and maintaining these capabilities may require significant investment in technology, personnel, and infrastructure, and we may encounter challenges with scale, timeliness, coverage, and data quality. If we fail to obtain sufficient, reliable data on acceptable terms and within expected timelines, our products may perform worse than expected, our ability to innovate may be limited, and our operating costs may increase, which could materially and adversely affect our business, financial condition, and results of operations.

In addition, obtaining data directly may increase our legal, regulatory, cybersecurity, and reputational risks. Our data collection and use are subject to evolving privacy, data protection, cybersecurity, consumer protection, and intellectual property laws and regulations that vary across jurisdictions. As a result, compliance may require additional disclosures, consents, and controls, and any actual or alleged failure to comply could result in investigations, litigation, fines, penalties, remediation costs, or orders limiting our ability to collect or use data. Greater handling of data may also increase exposure to security incidents, which could disrupt operations and harm our reputation. If our self-sourcing initiative does not succeed, we may need to continue relying on third-party suppliers, potentially on less favorable terms, or may be unable to obtain certain data at all, either of which could adversely affect our business. As a result, our failure to source data ourselves as planned could materially adversely affect our business, financial condition, results of operations, and prospects.

We may be unable to manage risks associated with our potential expansion into international markets.

We have established subsidiaries in the U.S., Thailand, and Germany, for our operations overseas, and may further expand our business into international markets in the future. In our international expansion, we may face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions, including challenges caused by distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. Any of these or other factors could have an adverse effect on our sales or costs, on the market acceptance of our solutions or on our ability to compete in one or more jurisdictions, which could have a material adverse effect on our business, results of operations or financial condition.

Expansion into international markets may place significant additional burdens on our senior management and our sales and marketing teams. We also may not be able to process and make available to our customers navigation and location-based solutions for a new geographic market in a timely or commercially favorable manner, in the native language or without substantial errors. Moreover, our ability to expand successfully depends in part on our establishment of sufficient operational resources and infrastructure. Our sales and marketing efforts in a new geographic market may fail to establish a viable distribution network or our solutions may not gain market acceptance or brand recognition sufficient to offset the costs of geographic expansion. If we fail to properly manage these risks, we may incur higher expenses and lower revenue, and any geographic expansion we undertake could have a material adverse effect on our business, results of operations, or financial condition.

In addition, if we expand more into international markets, our operations will be more influenced by currency rate fluctuations. Our consolidated financial statements are presented in JPY, which is our reporting currency, and our operations are conducted predominantly in JPY. However, we generate a portion of our revenue and incur a portion of our expenses through our subsidiaries in the United States, Thailand, and Germany, whose functional currencies are the US$, the Thai baht (“THB”), and the euro (“EUR”), respectively. As a result, we are exposed to foreign exchange risk arising from (i) the remeasurement of foreign-currency-denominated monetary assets and liabilities (including both third-party and intercompany balances), and (ii) the translation of the results of operations and net assets of our overseas subsidiaries into JPY for the purposes of preparing our consolidated financial statements. Because our overseas subsidiaries currently represent a relatively modest portion of our overall business, the direct impact of foreign currency fluctuations on our financial results has historically been limited; however, fluctuations in exchange rates between JPY and US$, THB, and EUR may still affect our reported revenue, expenses, assets, liabilities, and equity. As a result, a negative impact resulting from fluctuations in foreign currency exchange rates may adversely affect our financial condition, results of operations, cash flows and prospects, particularly if we expand more into international markets. For a further discussion of currency, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Interruptions, performance issues or security issues associated with our products and platform could materially and adversely affect our business, financial condition, results of operations, and prospects.

In providing our software services to clients, we rely on information technology infrastructure that is managed internally along with placing reliance on third-party service providers, including cloud server providers, providers of map data and camera footage, and licensors of social media contents. We and these third-party service providers are potentially vulnerable to damage or interruption from human error, cyber-attacks, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. If our systems fail to perform, we could experience unanticipated disruptions in operations, slower response times, or decreased customer service and customer satisfaction. As we increase our reliance on third-party systems, our exposure to damages from service disruptions may increase, and we may incur additional costs to remedy damages caused by these disruptions. Any service interruptions or other performance issues could negatively impact our relationship with existing customers and harm our ability to attract new customers, and as a result could materially adversely affect our business, financial condition, results of operations, and prospects.

Additionally, our products and platform are inherently complex and may, from time to time, contain material defects or errors, particularly when new products or new features or capabilities are released. Any real or perceived errors, failures, vulnerabilities, or bugs in our products or platform could result in negative publicity or lead to data security, access, retention, or performance issues, all of which could harm our business and reputation. In addition, the costs incurred in correcting such defects or errors may be substantial. Any of these risks could materially adversely affect our business, financial condition, results of operations, and prospects.

If our security measures are breached or unauthorized access to user data is otherwise obtained, our software may be perceived as not being secure, customers may reduce the use of or stop using our products and services and we may incur significant liabilities.

Our location-based software services involve the use, storage, and transmission of licensed information, including social media contents and camera footages, for which we have entered into confidentiality agreements with the suppliers of such information. As a result, unauthorized access or security breaches could result in the loss of information, litigation, indemnity obligations, and other liability. Although we have security measures in place to protect sensitive information and prevent data loss and other security breaches, if these measures are breached as a result of third-party actions, employee errors, malfeasance or otherwise, and someone obtains unauthorized access to such data, our reputation could be damaged, our business may suffer and we could incur significant liability.

Because the techniques used to obtain unauthorized access to proprietary data or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our products and services and could adversely affect our business.

We collect live video and location data from taxis which have installed our Mvcube for Taxi software, to utilize for the development of our other location-based software products. While we enter into agreements with taxi operators to limit the use of such data to our development efforts, privacy concerns that such data will be improperly handled, whether or not valid, may inhibit market adoption of our products and services. In addition, IVI systems enable users to collect, use, and store personal or identifying information. Furthermore, concerns have been raised with respect to the possibility that GPS-based navigation products could be used to violate personal privacy by making available a record of a person’s geographical location to others. While we do not directly collect data on the location of individual end-users, our location-based solutions could enable our mobile operator customers to collect such data if they chose to do so. We also plan to increase our internal data acquisition capabilities by collecting spatial information for DynaPlanet ourselves. See “Item 4. Information on the Company—B. Business Overview—Growth Strategies—Expand and Monetize Digital Mapping Software Services.” The technological potential of our current or future solutions may create privacy concerns in the general public. If these or other problems with public opinion arise in connection with our solutions or the navigation and located-based services industry in general, or if new laws or regulations are passed relating to privacy concerns, our reputation, results of operations or financial condition could be materially and adversely affected.

Japanese government bodies and agencies have adopted laws and regulations regarding the collection, use, storage and disclosure of personal information obtained from consumers and individuals. Currently, the Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. See “Item 4. Information on the Company—B. Business Overview— Regulations.” The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our products and services and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws.

All of these domestic and international legislative and regulatory initiatives may adversely affect our customers’ ability to process, handle, store, use and transmit demographic and personal information from their employees, customers and suppliers, which could reduce demand for our products and services. In addition to government activity, privacy advocacy groups and the technology industry and other sectors are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of personal information were to be curtailed in this manner, our products would be less effective, which may reduce demand for our products and adversely affect our business.

We depend on a cloud storage service provider to operate our software and any disruption in the operation of the cloud storage service provider could adversely affect our business.

We have built extensive expertise not only in in-vehicle software but also in smartphone app development and cloud platform integration. Since 2018, we have developed and provided communication protocols that connect smartphones to the cloud, connect the cloud to vehicles, and connect smartphones directly to vehicles (for instance, for remote control or keyless entry).

While we control and have access to our files and data that are located in Amazon Web Services (AWS), we do not control the operation of these facilities. Since the cloud server is located at our cloud storage service provider’s facilities, we fully rely on the provider’s service support to maintain the server and its infrastructure, including cybersecurity protection and recovery resulting from server failure. The server performance may also temporarily deteriorate since hosting infrastructure is also employed to serve the significant number of our cloud storage service provider’s users. Our cloud storage service provider has no obligation to renew a cloud storage service agreement with us on commercially reasonable terms, or at all. If we are unable to renew the agreement on commercially reasonable terms, or if our cloud storage service provider is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Any problems faced by our cloud storage service provider, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our cloud storage service provider may decide to terminate their service without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our cloud storage service provider or any of the service providers with whom we or it contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our cloud storage service provider is unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our cloud storage service provider’s server or any errors, defects, disruptions, or other performance problems with our products could adversely affect our reputation and may damage customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenue, subject us to potential liability, or adversely affect our future sales.

We have incorporated AI technologies into some of our products and services, which presents operational and reputational risks.

Our BeatMap app uses NLP tools powered by Transformer models, a deep learning architecture introduced by Google in 2017, to analyze public contents on social media platforms licensed to us and uses a proprietary AI filtering algorithm that refines answers by referencing a curated internal dataset. Our work in this domain has resulted in several critical patents (for instance, Patent No. 6788637 and Patent No. 7023821) protecting our methods of location inference and data generation using AI. Our DynaPlanet also uses AI to generate 3D reconstructions of urban space in our DynaPlanet project. See “Item 4. Information on the Company—B. Business Overview—Our Competitive Strengths—Technical Strength in Advanced Generative AI Technology” and “Item 4. Information on the Company—B. Business Overview—Our Products and Services—Beatmap.” Although we view AI-enabled features as an important component of certain of our technologies and product development initiatives, these features remain at an early stage of commercialization and have made only a limited contribution to our revenue to date.

As with many innovations, there are associated risks involved in utilizing AI technology. Although we believe that overall testing results of our current product and development efforts show promise, no assurance can be provided that our use of such AI will produce the intended results in the future. Even if it could produce such intended results, we cannot guarantee that such AI will not produce errors going forward. AI, particularly generative AI, has been known to produce false or “hallucinatory” inferences or outputs. AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges. Inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

Additionally, we have incorporated machine learning models into our AI tools. If the machine learning models are incorrectly designed, the data we use to train them is incomplete, inadequate, or biased in some way, or we do not have sufficient rights to use the data on which its machine learning models rely, the performance of our software that uses AI could suffer.

In addition, regulation of AI is rapidly evolving worldwide, as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. For example, Japan enacted the Act on Promotion of Research and Development, and Utilization of Artificial Intelligence-related Technology (Act No. 53 of June 4, 2025), which establishes a basic framework for promoting the research and development and utilization of AI-related technology, including basic principles, responsibilities of the national and local governments, research and development institutions, and business operators utilizing AI-related technology, and the establishment of the AI Strategy Headquarters. In addition, in May 2024, the Japanese government embarked on drafting bills to regulate large AI developers. On April 10, 2024, Ministry of Economy, Trade, and Industry and Ministry of Internal Affairs and Communications published AI Guidelines for Business version 1.0 by compiling existing AI guidelines released by these two ministries. The guidelines were subsequently updated to version 1.2 in March 2026. In July 2025, President Trump announced an “AI Action Plan” through three executive orders. The plan mandates “truth-seeking” and “ideological neutrality” for federal use of large language models, requiring all procurement contracts to comply by November 20, 2025. It streamlines federal permitting for high-power data centers by overriding environmental reviews and encourages financing and fast-tracking of AI infrastructure. A third order promotes global exports of the U.S. “AI technology stack,” including chips, models, and security tools. The Office of Management and Budget (OMB) implemented this through memos M-25-21 and M-25-22, embedding AI governance across federal systems and requiring transparency in public AI use cases, while prioritizing domestic AI suppliers under “buy American” provisions. Subsequently, on June 2, 2026, President Trump signed another executive order titled “Promoting Advanced Artificial Intelligence Innovation and Securities” including measures to address emerging cybersecurity risks presented by advanced AI models by directing the Secretaries of the Treasury, War, and Homeland Securities and relevant components to develop (i) a classified benchmarking process to assess the advanced cyber capabilities of AI models and determine the threshold at which they should be designated a “covered frontier model” for the purposes of the order, and (ii) a voluntary framework for AI developers to (x) engage with the federal government to determine whether models meet the threshold for designation, and (y) grant agencies access to covered frontier models for 30 days prior to release to wider audiences.

Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations in Japan, the United States, Germany, or Thailand, which may affect the legality, profitability, or sustainability of our businesses, and we may be unable to predict all the legal, operational, or technological risks that may arise relating to the use of AI. The failure to comply with recommended guidelines, such as the AI Guidelines for Business version 1.0, may also negatively affect our reputation. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal, operational, or technological risks that may arise relating to the use of AI. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

The successful continued integration of AI technologies in our product may be dependent on our access to specific third-party software and infrastructure, and our business may be adversely impacted if we are unable to access such third-party software and infrastructure.

We use NLP tools powered by Transformer models, a deep learning architecture introduced by Google in 2017. We also employ other AI technologies, including third-party generative AI tools, in our current products. Our ability to continue to use such technologies at the scale we need may be dependent on access to such specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any third-party AI technologies become incompatible with our solutions, become unavailable for use, or the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our products and services may become less appealing to our customers, and our business will be harmed. In addition, to the extent any third-party AI technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from such affected provider.

We may also make our products that employ AI technologies available via license agreements to third parties, who can use our products in their own operations. We may not have insight into, or control over, the practices of third parties who may utilize such products. As such, we cannot guarantee that such third parties will not use such AI technologies for improper purposes, including through the dissemination of illegal, inaccurate, defamatory, or harmful content, intellectual property infringement or misappropriation, furthering bias or discrimination, cybersecurity attacks, data privacy violations, or to develop competing technologies, or that the measures we implement to prevent such improper use will be effective. Such improper use by any third party could adversely affect our business, financial condition, reputation (and the reputations of our customers), and/or subject us to legal liability.

We use certain open source software in our business, which could expose us to information security vulnerabilities, result in failures, errors, and defects, or subject us to possible litigation or to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost or that we make publicly available our confidential, proprietary source code, and any other intellectual property that we developed using or derived from such open source software.

We use open source software in connection with certain of our technologies. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Accordingly, we cannot assure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, the public availability of such software may make it easier for others to compromise our technology. Many of the risks associated with the use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business, our intellectual property, and the security of our systems, products, and services. To the extent that our systems depend upon the successful operation of the open source software they use, any undetected errors or defects in such open source software could prevent the deployment or impair the functionality of our systems or applications, delay the introduction of new solutions, result in a failure of our systems, products or services, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.

Furthermore, some open source software licenses require users who distribute open source software as part of their proprietary software, or derive proprietary software from or based on open source software, or link proprietary code to open source software, to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. In some circumstances, distribution of our software that is derived from open source software or incorporating or linking to or otherwise in connection with open source software could require that we disclose and license some or all of our proprietary source code in that software, as well as distribute our products that use particular open source software at no cost to the user. We generally try to use open source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our customers or passengers for the use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus, there is a risk that the use of open source may ultimately preclude us from charging fees for the use of certain software, require us to replace certain code used in our products and/or services, pay a royalty to use some open source code, make the source code publicly available, or discontinue certain software. The release of the source code of our proprietary software could substantially help our competitors develop products that are similar to or better than ours with lower development effort and time and ultimately could result in a loss of our competitive advantage.

Open source license terms are often ambiguous and there is little legal precedent governing their interpretation. Accordingly, there is a risk that these licenses could be construed in a way that could impose unanticipated obligations, conditions, or restrictions regarding our ability to provide or distribute our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the terms and conditions of an open source license, and we could incur significant legal costs defending ourselves against such allegations. If we were held to have breached or to have failed to fully comply with such terms and conditions, we could face infringement claims or other liability, or could be required to seek costly licenses from third parties to continue providing our technology on terms that are not economically feasible, to re-engineer our system, or to make generally available, in source code form our proprietary code, any of which could adversely affect our business, financial condition, and operating results.

Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us.

In our SDV and LBS businesses, we develop in-vehicle software per the requirements of our customers. Our business depends on our ability to satisfy our customers, both with respect to the quality and features of the end product and communications with the customers during the development process. Despite the fact that customers are involved in the development process, there is no assurance that a customer will not sue us for damages they experience arising from the use of our product and services, if a customer is not satisfied with the development services we provided.

Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. There is no assurance that courts will not enter into judgments against us. In such events, our business operations, financial condition, and reputation may be materially and adversely affected. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

During the fiscal year ended February 28, 2026, we had three significant customers who accounted for more than 10% of our revenue: Honda Group, Toyota Group, and Uni Electronics, representing 50.6%, 16.3%, and 11.4% of our revenue, respectively. During the fiscal year ended February 28, 2025, we had three significant customers who accounted for more than 10% of our revenue: Honda Group, Toyota Group, and Uni Electronics representing 51.5%, 14.3%, and 14.0% of our revenue, respectively. During the fiscal year ended February 29, 2024, we had two significant customers who accounted for more than 10% of our revenue: Honda Group and Uni Electronics, representing 48.1% and 24.2% of our revenue, respectively. For purposes of the above disclosure, customers that are under common control are aggregated and presented on a combined basis.

There is no guarantee that we will not have a concentration of customers in the future. Having several significant customers may make us vulnerable to the risk of financial impact if we are unable to secure new revenue-generating customer contracts. Such customers are independent entities with their own operational and financial risks that are beyond our control. The major customer may not continue using our services in the future, because it (i) may not need such services; (ii) may not have the budget for purchasing these services; (iii) may choose to purchase these services from our competitors instead of us; or (iv) may determine not to use our services for other reasons. A high concentration of revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance. If any of these customers breach or terminate their contracts with us, or experience significant disruptions to their operations, we will be required to find and enter into contracts with one or more customers as replacement. It could be costly and time-consuming to find alternative customers, and these customers may not be available at reasonable terms or at all. As a result, this could harm our business and financial results and result in lost or deferred revenue.

Two of our major customers are also our major suppliers. If we are unable to maintain our relationship with these suppliers-customers, our business could suffer significant disruption.

Among our major customers, Uni Electronics also acted as our major supplier for the fiscal years ended February 29, 2024. In addition, another major customer, Toyota, including its wholly owned subsidiary Toyota Mapmaster Incorporated (“TMI”), also acted as our major suppliers for the fiscal year ended February 28, 2025 and February 29, 2024. Any deterioration in our relationship with these parties, whether as a supplier or customer, could disrupt our supply chain, reduce revenue, or negatively impact pricing and contractual terms. For example, unfavorable changes in the commercial terms of one side of the relationship may influence or pressure negotiations on the other side, potentially reducing our ability to operate at arm’s length.

Moreover, a conflict of interest or competing strategic priorities on the part of these counterparties could lead to reduced commitments, delayed orders, supply interruptions, or termination of business arrangements. We may also face difficulties in enforcing our contractual rights due to the interdependence of the relationships, or in finding suitable alternative suppliers or customers on acceptable terms or within required timeframes in the event that our relationship with these parties is terminated. As a result, if we are unable to maintain a stable and mutually beneficial relationship with these suppliers-customers, or if they experience financial or operational difficulties, our business could suffer significant disruption.

Our significant customers are also our shareholders. This could create potential conflicts of interest and adversely affect our business operations.

Our significant customers during the fiscal years ended February 28, 2026 and 2025 and February 29, 2024, Honda, Uni Electronics, and Toyota, are also our shareholders. Among them, Honda, Toyota, and O-Well, a parent company of Uni Electronics, respectively, are beneficial owners of 5% or more of our Ordinary Shares as of the date of this annual report (See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”). The dual role of these companies as both significant customer and significant shareholder creates the potential for actual or perceived conflicts of interest that could adversely affect our business operations, strategic direction, or the interests of our other shareholders.

For example, any of these customers may seek to influence decisions related to price terms, contract terms, allocation of resources, or strategic initiatives in a manner that favors its commercial interests as a customer over the interests of the Company or our broader shareholder base. In addition, our management and Board of Directors may face increased complexity or pressure in negotiating or evaluating agreements or business terms involving such customers, as any perception of preferential treatment or non-arm’s-length dealings could lead to reputational damage, shareholder litigation, or regulatory scrutiny.

This relationship could also raise questions about the objectivity and independence of our corporate governance processes. For instance, the customer-shareholder may exert informal influence over management or attempt to sway corporate actions, such as strategic partnerships, capital allocation, or decisions related to the customer’s contracts or competitive positioning. Even if such influence is not exerted, the mere perception of it could undermine investor confidence and raise concerns about the fairness and transparency of our decision-making.

We cannot assure investors that this dual relationship will not influence our corporate decisions or lead to circumstances in which our obligations to the customer are prioritized over our fiduciary duties to other shareholders. Additionally, if our relationship with such customers were to deteriorate, whether due to a dispute, change in business strategy, or competitive conflict, we could face a material loss of revenue, and the customers could seek to use their shareholder position to exert pressure or influence corporate outcomes, including through voting or shareholder proposals.

Furthermore, the loss or reduction of business from these customers could have a material adverse effect on our financial condition and results of operations. Given such customers’ significant ownership stake, any deterioration in our relationship could also negatively affect investor perception, potentially leading to stock price volatility or reputational harm. We cannot guarantee that our relationship with customer-shareholders will continue or that any future dealings will be free from the appearance or risk of conflict.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Customers of our software services depend on our support team to resolve technical issues relating to services rendered. We may be unable to respond quickly enough to accommodate short-term increases in user demand for support services. In addition, our sales process is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to effectively sell our SDV software development and other services to customers and other future products to existing and prospective customers, and may adversely impact our business, operating results and financial position.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with third parties, such as suppliers of traffic and map data, OEMs, and trading companies. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce purchases of our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our products and services by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our products or increased revenue.

If our products fail to perform properly, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims.

Our primary products and services, such as our IVI software system and navigation software, are internet-based and complex, and may contain material defects or errors. The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results. Any defects in functionality or that cause interruptions in the availability of our service could result in:

●	loss or delayed market acceptance and sales;

●	breach of warranty claims;

●	contractual disputes with customers with whom we enter into agreements;

●	loss of customers;

●	diversion of development and user service resources; and

●	injury to our reputation.

Due to the complex and data-intensive nature of our IVI and navigation software systems, there is a risk that hardware failures, software bugs, or system errors could lead to data corruption, loss, or inaccuracies in critical information—such as map data, vehicle diagnostics, media content, or real-time traffic updates. These inaccuracies may be considered material by end users, particularly in navigation use cases where reliability and precision are paramount. Moreover, the performance and availability of our IVI and navigation products may be adversely impacted by several factors beyond our control, including hardware limitations in end-user vehicles, intermittent or unavailable GPS or network signals, cyberattacks or security breaches, and fluctuations in data traffic volume or user behavior. These issues may prevent our systems from functioning as expected, or may cause degraded user experience, which could in turn damage user trust and brand reputation. We may be held responsible for damages that users experience in connection with service disruptions, errors, or data inaccuracies, particularly if such issues are perceived to impact vehicle safety, navigation accuracy, or regulatory compliance.

Additionally, our reliance on third-party connectivity providers, such as mobile networks, cloud platforms, and GPS satellite services, means that any interruptions or degradation in those services could disrupt the functioning of our software. For example, if a vehicle loses connectivity or GPS signal, users may be unable to access navigation, media streaming, or over-the-air updates, which may lead to user dissatisfaction and reduced confidence in our systems. In the event of prolonged service outages or critical errors, our reputation could suffer significantly, potentially resulting in loss of customers, diminished future sales, and harm to our relationships with OEM partners and fleet operators.

Our future success depends on our ability to retain our key executives and to attract and retain qualified personnel.

We are highly dependent on our executive officers, as well as the other principal members of our management team. We also depend on our ability to retain and motivate key employees and attract qualified new employees, especially technical personnel and engineers who contribute to our product development. See “Item 4. Information on the Company—B. Business Overview—Our Competitive Strengths—Experienced Technical Workforce and Long-Term Development Capacity.” We may be unable to replace key members of our management team or key employees if we lose their services. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention, and ultimately prove unsuccessful. Any inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, and results of operations.

The loss of the services of any of these persons could impede the achievement of our growth, development, and commercialization objectives. The unexpected loss of the services of one or more of our directors or executive officers and/or advisors, including due to disease, disability, or death, could have a detrimental effect on us.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of business partners and customers, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, such as “naviAZ,” “micAuto,” “Beatrip,” and “Inner Tourism,” under which we promote and sell our software products and services, have contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of business partners and customers.

Our ability to attract business partners and customers depends not only on investment in our brands, our marketing efforts, and the success of our products and services, but also on the perceived value of our products and services versus competing alternatives among our customer bases. In addition, a failure by our customers to distinguish between our brands and the different products and services provided by our competitors may result in a reduction in revenue, profit, and margins. If our marketing initiatives are not successful or become less effective, or if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, we may not be able to attract new customers successfully or efficiently, and our business and results of operations may be materially and adversely affected.

In addition, negative publicity about our business, products, services, shareholders, affiliates, directors, officers, and other employees, and the industry in which we operate, can harm the recognition of our brands or reputation. Negative publicity, regardless of merits, concerning the foregoing, could be related to a wide variety of matters, including, but not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers, other employees, and business partners, including misrepresentation made by our employees to potential business partners and customers during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products and services offerings;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, other employees and business partners;

●	complaints by customers, or business partners about our products, services and sales, and marketing activities;

●	security breaches of confidential business partners, customer, or employee information;

●	employment-related claims relating to alleged employment discrimination, wage, and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar devices in Japan, including instant messaging applications, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate, as is its impact, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is readily available. Information concerning our Company, shareholders, affiliates, directors, officers, other employees, and business partners, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by our strategies to maintain our brand integrity and may materially harm the recognition of our brand, our reputation, business, financial condition, and results of operations.

We could be adversely affected by a failure to protect our intellectual property or the intellectual property of our business partners.

As of June 11, 2026, we had 307 registered patents in Japan,45 registered patents in the U.S., 12 registered patents in European countries, two registered patents in China, one registered patent in Taiwan, and one registered patent in Thailand. We also had 154 registered trademarks in Japan, 12 registered trademarks in the U.S., 10 registered trademarks in the United Kingdom, 14 registered trademarks in European Union, 10 registered trademarks in Thailand, and 40 registered trademarks in 16 other countries, including Hong Kong and Taiwan. In addition, we had one registered design in the U.S. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

We regard our intellectual property as critical to our success, and we depend, to a large extent, on our ability to develop and maintain our intellectual property rights. To do so, we rely upon a combination of confidential policies, nondisclosure, and other contractual arrangements and copyrights, software copyrights, trademarks, and other intellectual property laws. We also make use of the intellectual property rights from business partners to monetize the services we provide. Despite our efforts to protect our or our business partners’ intellectual property rights, the steps we take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of our or our business partners’ intellectual property by competitors, former employees, or other third parties.

Monitoring and preventing any unauthorized use of our or our business partners’ intellectual property is difficult and costly, and any of our or our business partners’ intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Litigation or proceedings before governmental authorities, or administrative and judicial bodies may be necessary to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Any failure in protecting or enforcing our or our business partners’ intellectual property rights could have a material adverse effect on our business, results of operations, financial condition, or prospects.

We may be subject to intellectual property claims that create uncertainty about ownership or use of intellectual property essential to our business and divert our managerial and other resources.

Our success depends, in part, on our ability to operate without infringing the intellectual property rights of others. Third parties may, in the future, claim our or our business partners’ current or future copyrights, patents, trademarks, technologies, business methods, or processes infringe on their intellectual property rights or challenge the validity of our or our business partners’ intellectual property rights. We may be subject to intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical copyrights, trademarks, or business methods.

The defense and prosecution, if necessary, of intellectual property suits, interference proceedings, and related legal and administrative proceedings can become very costly and may divert our management personnel from their normal responsibilities. We may not prevail in any of these suits or proceedings. An adverse determination of any litigation or defense proceedings could require us to pay substantial compensatory and punitive damages, could restrain us from using critical copyrights, patents, trademarks, business methods, or processes, and could result in us losing or not gaining valuable intellectual property rights.

Furthermore, due to the voluminous amount of discovery frequently conducted in connection with intellectual property litigation, some of our confidential information could be disclosed to competitors during this type of litigation. In addition, public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation could be perceived negatively by investors and thus have an adverse effect on the trading price of the ADSs.

Because intellectual property we develop under development service agreements may be owned by our customers, we may not be able to realize future benefits from such work, which could adversely affect our growth prospects.

A significant portion of our business involves developing customized software and related technology solutions pursuant to development service agreements with our customers, including OEMs or Tier 1 suppliers. See “Item 4. Information on the Company—B. Business Overview—Our Business Model—Revenue and Pricing Model—Software Development Services.” Under the terms of certain agreements, we have agreed with certain customers that intellectual property rights arising from our service performance are assigned to, and owned by, the customers. As a result, we do not retain rights to use, commercialize, or further develop certain intellectual property for our own business purposes or for use with other customers.

This arrangement limits our ability to build a portfolio of proprietary technology assets from our software development services, which may constrain the scalability of our business and reduce opportunities to generate recurring revenue from licensing or re-use of our work product. In addition, our reliance on customer-owned intellectual property may make it more difficult to differentiate ourselves from competitors that have developed their own proprietary platforms or solutions. Furthermore, disputes could arise with customers regarding the scope of rights granted or retained under our agreements, which could lead to costly litigation, damage customer relationships, or result in restrictions on our ability to use technology we believe to be part of our proprietary know-how.

If we are unable to balance customer demands for ownership of developed intellectual property with our strategic objective of developing reusable and proprietary technologies, our ability to grow our business and improve our financial performance could be materially and adversely affected.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, and labor disputes.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, and labor disputes. We may experience earthquakes, floods, typhoons, power outages, labor disputes, or similar events beyond our control that could materially and adversely affect our operations. In the event of uncontrollable circumstances, including operating hazards, fires, and explosions, natural disasters, adverse weather conditions, and major equipment failures, for which we may not be able to obtain insurance at a reasonable cost, there could be a material and adverse effect on our business.

In addition, since a significant portion of our research and development activities and operations and our business partners’ activities occur at specific locations, the occurrence of any natural disaster, unanticipated catastrophic event, or unexpected accident at these locations could result in disruptions or shutdowns, which could significantly disrupt our business operations, cause us to incur additional costs, and affect our ability to deliver services and conduct courses as scheduled, thereby materially and adversely affecting our business, financial condition, and results of operations.

We are currently operating in a period of economic uncertainty and capital markets disruption, significantly impacted by geopolitical instability due to the ongoing military conflict involving Iran, military actions in the Middle East, and the war in Ukraine. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from these conflicts or any other geopolitical tensions.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union (the “EU”), and other nations including Japan against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability may further exacerbate volatility in global energy prices, increasing our facility operating costs, including utilities and event hosting expenses, and contributing to broader economic fluctuations in Japan. If Japan becomes actively involved in these conflicts or extends support to any involved parties, it could face sanctions and penalties by the United States, the EU, and other countries. While our business has not been materially impacted by these geopolitical events as of the date of this annual report, the extent to which our operations or those of our business partners will be affected in the future, or the ways in which the conflicts may impact our business, including sanctions and penalties, is unpredictable. The extent and duration of the military actions, sanctions, and resulting market disruptions could be substantial. Any such disruptions may also amplify the impact of other risks described in this annual report.

Recent changes in the U.S. tariff policies may adversely affect our business, financial condition, and results of operations.

In recent years, and particularly in 2025, the U.S. government has taken steps to reassess its trade policies with a number of countries. We cannot guarantee that we will remain unaffected by changes in these tariff policies. If U.S. tariff policies negatively impact our business, our operating costs could rise significantly. If we are unable to successfully pass these increased costs on to our customers, our business, financial condition, and results of operations could be materially and adversely affected.

In addition, evolving U.S. tariff policies may reduce the willingness of foreign enterprises to invest in Japan, where we operate. These policies may also adversely affect our customers, which could, in turn, indirectly impact our business. Our overseas customers could incur greater costs by sourcing from us as a result of such policies. If we lose customers as a result of changes in tariff policies, our operating results could be materially and adversely affected.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “—Our significant customers are also our shareholders. This could create potential conflicts of interest and adversely affect our business operations.” We may, in the future, enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests. Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions and other litigation.

Risks Relating to the Trading Market

Share ownership is concentrated in the hands of our directors and major shareholders, who will continue to be able to exercise a direct or indirect controlling influence on us.

Our directors, executive officers, and major shareholders together beneficially own approximately 27.6% of our Ordinary Shares issued and outstanding. As a result, they are able to determine the outcome of all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchased ADSs in our initial public offering (“IPO”) or in the public market, oppose them.

Future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, ADSs or Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, ADSs or our Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of the ADSs. In all events, future issuances of the ADSs or our Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of the ADSs. Pursuant to the underwriting agreement (the “Underwriting Agreement”) between the Company and A.G.P./Alliance Global Partners, the sole underwriter of the IPO (the “Underwriter”), the Company agreed not to, for a period of six months from the closing of the IPO, among others, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, ADSs, or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company, without prior consent of the Underwriter. In connection with the IPO, on May 13, 2026 our directors, corporate auditors, executive officer, and 5% or greater shareholders entered into lock-up agreements and agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of any securities of the Company without the Underwriter’s prior written consent of for up to six months from the effective date of the registration statement on Form F-1 (No. 333-294081) on May 13, 2026. In addition to any adverse effects that may arise upon the expiration of these lock-up periods, the lock-up provisions in these agreements may be waived at any time. If the restrictions under the Underwriting Agreement or the lock-up agreements are waived, the ADSs or our Ordinary Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for the ADSs.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 59,419,414 of our Ordinary Shares were issued and outstanding. Among these shares, according to The Bank of New York Mellon, 6,959,980 were in the form of ADSs. All of the ADSs are freely tradable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance.

The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on Nasdaq Global Market (“Nasdaq”);

●	sales of the ADSs or Ordinary Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;

●	rumors and market speculation involving us or other companies in our industry;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our management;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal control over financial reporting or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report following the completion of our IPO. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We have identified a material weakness in our internal control over financial reporting and, as a result, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of February 28, 2026. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified as of the date of this annual report relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the reporting requirements set forth by the SEC to properly address complex technical accounting issues and to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

Following the identification of the material weakness described above, we are in the process of implementing measures to improve our internal control over financial reporting, including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with the assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. We also plan to implement additional measures to improve our internal control over financial reporting, including creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. With the implementation of these measures, we aim to become fully compliant with the relevant U.S. GAAP and SEC reporting requirements.

However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting.

As of the date of this annual report, we have not undertaken a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any other weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses we have already identified or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means our public float equals or exceeds $700 million as of the prior August 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, investors may find the ADSs less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our stock price may decline and/or become more volatile.

We continue to evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and high stock price volatility with a number of recent IPOs, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to immediate and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the ADSs they hold or may not be able to sell their ADSs at all.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all of our available funds and any future earnings to fund the operation, development, and growth of our business and, as a result, we do not expect to declare or pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005, as amended) (the “Companies Act”), govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under the Companies Act, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of our Ordinary Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to, for example, perform shareholders’ rights under the Companies Act, such as bringing a derivative action, examining our accounting books and records, or exercising appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Holders of ADSs will have a right to instruct the depositary how to vote the Ordinary Shares represented by their ADSs. Otherwise, you will not be able to exercise your right to vote unless you surrender your ADSs and withdraw the underlying Ordinary Shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the Ordinary Shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers, or other third parties, will not have the opportunity to exercise a right to vote.

By agreeing to the provisions of the deposit agreement, it will not be deemed that you have waived the right to our compliance with the federal securities laws and the rules and regulations thereunder.

Direct acquisition of our Ordinary Shares is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Because we are engaged in certain businesses designated by the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended, “FEFTA”), and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”) such as a software business and information processing business, if a foreign investor, as defined under the FEFTA, intends to consummate an acquisition of our Ordinary Shares that constitutes an “inward direct investment” (“IDI”) under the Foreign Exchange Regulations, the foreign investor, in general, must file prior notification of such inward direct investment with the Minister of Finance and any other competent minister (“Ministers”). IDI includes an acquisition by a foreign investor of one or more of our Ordinary Shares. If such prior notification is filed, the proposed acquisition may not be consummated until the prescribed screening period, normally 30 days, expires. In some cases, the Ministers may extend the screening period, and may recommend or order a modification or abandonment of such acquisition. In addition, if certain conditions, including those prescribed in light of national security of Japan under the Foreign Exchange Regulations are met, the Ministers may order the disposal of the shares acquired or take other measures. Consequently, any foreign investor seeking to acquire our Ordinary Shares that constitutes an IDI may not consummate such acquisition on the expected timeframe, in accordance with an intended plan, or at all.

Additionally, if a foreign investor holds one or more voting rights and, at a general meeting of shareholders, consents to certain proposals having a material influence on our management such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as our directors or (ii) transfer or discontinuation of our business, such consent, subject to certain exemptions, also constitutes an IDI requiring prior notification. If such prior notification is filed, such consent may not be given until the prescribed screening period expires. As a result, such foreign investors may have difficulties giving such consent in accordance with an intended plan, or at all. Since the depositary is considered a foreign investor for purposes of FEFTA, the depositary would not be able to carry out instructions to vote deposited Ordinary Shares as to the matters described in the preceding sentence unless it filed prior notification and the relevant waiting period has expired without action by the relevant Ministers prior to the shareholders’ meeting. See “Item 4. Information on the Company—B. Business Overview—Regulations—Export Control and Cross-Border Transfers” and “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Regulations.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs, or the deposit agreement, which may include any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in our initial public offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying Ordinary Shares.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. We believe, however, that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

This jury trial waiver provision can discourage claims or limit shareholders’ ability to bring and successfully prosecute a claim in a judicial forum. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation, or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary for the ADS facility will agree to pay holders of ADSs any cash dividends or other distributions it or its custodian receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution is not obtained by us. We have no obligation to file for any approval or registration or take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We and the depositary may agree to amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. All of our directors are non-U.S. residents, and our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors in the U.S. to effect service of process upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There may be doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and JPY.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in JPY and then converted by the depositary into U.S. dollars, subject to certain conditions and terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between JPY and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, remain exempt from Section 16(a) reporting requirements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules require U.S. domestic issuers to have an audit committee, a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We intend to follow home country practice, as permitted by Nasdaq. See “Item 16G. Corporate Governance.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

To maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Although we currently meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting.

If the ADSs are delisted from Nasdaq, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in subsequent offerings, together with any other assets held for the production of passive income, it is possible that, for our 2026 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Prospective U.S. Holders should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—Material Income Tax Consideration—United States Federal Income Taxation—PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

Micware was incorporated as a joint-stock corporation (kabushiki kaisha) with limited liability under Japanese law on March 3, 2003, in Hyogo, Japan. Micware completed its reorganization in March 2024 and since then has become a holding company, conducting substantially all of its businesses through subsidiaries. See “—Holding Company Reorganization.” As a holding company, our future operating revenue is dependent on our subsidiaries and the distribution of those earnings to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are a holding company and depend upon our operating subsidiaries for our cash flows.” Below is the list of Micware’s subsidiaries:

●	Micware Navigations (formerly known as Databroad Co., Ltd., “Databroad”) is engaged in development and sales of certain software and smartphone applications related to IVI and GPS services, including “naviAZ,” “PinnAR” and “BeatMap,” and broadcasting systems, as well as provision of cloud server. Micware Navigation was incorporated on May 2, 2008;

●	Micware Automotive (formerly known as HI Corporation) is engaged in development and sales of certain software services related to total Android-IVI solutions and Internet of Things (“IoT”)-based logistic tracking services, such as “micAuto,” “Wariate-kun,” and “CARE SUITE.” Micware Automotive was incorporated on April 17, 1989;

●	Micware Mobility is engaged in development and sales software related to mobility, such as taxi dispatch system, and provision of software validation services and video data collection and search engine platform “Mvcube.” Micware Mobility was established on March 4, 2024;

●	Micware Operation provides support to Micware and its subsidiaries relating to human resources, general affairs, corporate planning, procurement, intellectual property management, legal affairs, and other administrative tasks. Micware Operations was established on March 4, 2024;

●	Micware Create, formally known as Micware Challenged, was established as a special subsidiary under Article 44 of the Law for Employment Promotion of Persons with Disabilities. Micware Create provides assistance in software development and other clerical works to Micware and its subsidiaries. Micware Create was established on March 1, 2024;

●	Micware North America is engaged in sales of IVI related software and quality verification in the North America region. Micware North America was established on June 3, 2014;

●	Micware Asia Pacific serves as an offshore software development base for Micware Group and is engaged in sales of mobility-related software in the Asia Pacific region. Micware Asia Pacific was established on October 3, 2016; and

●	Micware Europe (formerly known as O-Well Germany GmbH) is engaged in sales of IVI related software in Europe and other region. Micware Europe was acquired by Micware on March 28, 2025.

Acquisition of Micware’s Wholly Owned Subsidiaries

Databroad

On June 28, 2019, Micware and Yoshiki Matsubara and Chikako Matsubara entered into a share transfer agreement, whereby Yoshiki Matsubara and Chikako Matsubara agreed to transfer all 700 ordinary shares of Databroad, a company focusing on the development of media systems, including data and text broadcasting on televisions, video on demand, and live streaming, for an aggregate consideration of JPY159 million. The purpose of the acquisition was to diversify our portfolio as well as to employ Databroad’s know-how in broadcasting systems and expand our business into the broadcasting industry. The transfer became effective on July 16, 2019.

HI Corporation

On February 12, 2021, Micware entered into a share transfer agreement with Candera Japan Co., Ltd. and its parent company, ArtSpark HD Inc. (merged into CELYSYS Inc. (TYO:3663) in September 2022), whereby Candera agreed to transfer all 30,974 shares of HI Corporation, a joint-stock corporation with limited liability organized under Japanese law focusing on middleware development, licensing, and sales, to Micware for an aggregate consideration of JPY450 million. The transfer became effective on March 1, 2021. The purpose of the acquisition was to increase Micware’s software development capacity.

Micware Europe

On March 28, 2024, Micware and O-Well entered into a share purchase and assignment agreement, whereby O-Well agreed to sell one and only share of O-Well Germany GmbH, a then wholly owned subsidiary of O-Well, to Micware for the consideration of EUR1. The transfer became effective on March 28, 2024. The purpose of the acquisition was to establish Micware’s base in Germany. O-Well Germany GmbH’s name was changed to “Micware Europe GmbH” on the same day.

Holding Company Reorganization

On January 22, 2024, the board of directors approved the following organizational changes to split Micware’s internal companies into Micware’s wholly owned subsidiaries, causing Micware to be a holding company (the “Reorganization Plan”): (i) the execution of absorption-type company split agreement between Micware and Databroad, splitting Micware’s micNexus internal company and merging it with Databroad; (ii) the execution of absorption-type company split agreement between Micware and HI Corporation, splitting Micware’s micAuto internal company and merging it with HI Corporation; (iii) the implementation of incorporation-type company split plan, according to Article 763 of the Companies Act, splitting two of Micware’s an internal companies, micMobility and micHoldings, into two different joint-stock corporations with limited liability, namely Micware Mobility and Micware Operation; and (iv) the establishment of Micware Challenged.

On January 22, 2024, Micware entered into such absorption-type company split agreements with Databroad and HI Corporation, respectively. The splits were made free of consideration. The absorption-type company splits became effective on March 1, 2024. On the same day, the names of Databroad and HI Corporation were changed to “Micware Navigations Co., Ltd.” and “Micware Automotive Co., Ltd.,” respectively.

On March 1, 2024, Micware Challenged was established. Micware Challenged was renamed to “Micware Create Co., Ltd.” on May 26, 2025.

On March 4, 2024, the incorporation-type company split plan was implemented, and Micware Mobility and Micware Operation were established.

Share Split

On January 22, 2024, Micware’s board of directors approved a 130-for-1 share split of its issued and outstanding Ordinary Shares, which was based on a record date of February 29, 2024. On March 1, 2024, Micware effected the 130-for-1 share split of its issued and outstanding Ordinary Shares.

On February 16, 2026, the Company’s board of directors approved (i) a 241-for-1 share split of its issued and outstanding Ordinary Shares, and (ii) the increase of the number of authorized shares from 520,000 to 125,320,000. Such share split and increase of the number of authorized shares became effective on March 31, 2026.

Recent Business Acquisitions

On February 17, 2023, Micware entered into a software transfer agreement with Telecom Square Inc., a Japanese mobile telecommunication company (“Telecom Square”), to purchase “PinnAR,” a navigation mobile application with augmented reality technology incorporated, for a purchase price of JPY140 million, excluding consumption tax. According to the agreement, four employees were transferred from Telecom Square to Micware. Micware has agreed to cooperate in facilitating the transferred employees to continue working at Micware. The software was transferred to Micware on February 24, 2023.

On April 26, 2024, Micware Mobility entered into a business transfer agreement with DENSO Corporation (TYO: 6902, “Denso”). Under this agreement, Denso agreed to transfer its businesses related to smartphone applications that enable users to send locations selected on their smartphones to compatible car navigation systems. The applications are known as “NaviCon” in the Japanese market and “NaviBridge” in the international market. The transfer included certain software, contents, technical documentation, operational information, business information, intellectual properties, and contracts. The consideration for this transfer was JPY165 million, including consumption tax. The transfer became effective on March 31, 2025.

On January 31, 2025, Micware Mobility entered into a business transfer agreement with DENSO TEN Limited (“Denso Ten”). Under this agreement, Denso Ten agreed to transfer its business relating to the provision, development, and maintenance of taxi dispatch system to Micware Mobility. The transfer included certain assets and contracts. The consideration for this transfer was JPY60.5 million, including consumption tax. The transfer became effective on April 1, 2025.

Our IPO

On May 13, 2026, we entered into the Underwriting Agreement with the Underwriter, relating to our IPO of 2,850,000 ADSs. Each ADS represents one Ordinary Share. We had also granted the Underwriter a 45-day option to purchase up to an additional 427,500 ADSs at the public offering price of $8.00 per ADS (the “Over-Allotment ADSs”) to cover over-allotments (the “Over-Allotment Option”).

On May 15, 2026, we closed the IPO. We completed the IPO pursuant to (i) our registration statement on Form F-1 (File No. 333-294081), as amended, which was initially filed with the SEC on March 6, 2026 and declared effective by the SEC on May 13, 2026, and (ii) our registration statement on Form F-1 (File No. 333-295864), which was filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, with the SEC and became effective on May 13, 2026 (collectively, the “Registration Statements”). The ADSs were priced at $8.00 per ADS, and the offering was conducted on a firm commitment basis. The ADSs were approved for listing on Nasdaq and commenced trading under the ticker symbol “MWC” on May 14, 2026.

On May 20, 2026, the Underwriter exercised the Over-Allotment Option in full to purchase the additional 427,500 ADSs. The closing for the offering and sale of the Over-Allotment ADSs took place on May 27, 2026, resulting in additional gross proceeds of $3,420,000, before underwriting discounts and offering expenses. As a result, we issued and sold an aggregate of 3,277,500 ADSs and raised aggregate gross proceeds of approximately $26,220,000 in the IPO, including the full exercise of the Over-Allotment Option, prior to deducting underwriting discounts and offering expenses payable by us.

See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” for details on the use of proceeds.

Our Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

(1)	Uni Electronics and O-Well each holds a half of the remaining 30% of the Micware North America’s shares of common stock.
(2)	The shares of Micware Asia Pacific’s common stocks are held by the following shareholders: (i) 23,997 shares by Micware, (ii) 5,000 shares by O-Well, (iii) 5,000 shares by Uni Electronics, (iv) one share by Kenji Narushima, (v) one share by Nobuyuki Yamashita, and (vi) one share by Yukihiro Yamashita.
(3)	The years of acquisition.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our headquarters are located at Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035 and our phone number is +81-36-699-9899. Our website address is https://micware.co.jp. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc. at 122 East 42nd Street, 18th Floor New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

We are a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. Our main focus is the development and sale of IVI systems that cover a broad range of modern car functionality from multimedia to navigation, human machine interface, telematics, and driver assistance. We also specialize in the development of navigation software and location information-based smartphone applications. Since the establishment of Micware in 2003, we have accumulated over 20 years of experience in software development in the automotive industry, which has translated into significant business growth. As of the date of this annual report, our business is operated across Japan through six operating entities and 13 branch offices. We have also established subsidiaries in the U.S., Thailand, and Germany, for our operations overseas.

We present our results of operations by three categories:

●	SDV: relates to the development and sale of software systems designed for SDV, including IVI system software and other mobility-enhancing software products, conducted by Japanese subsidiaries.

●	LBS: relates to the development and licensing of in-vehicle navigation software systems, and other geographic data-based services for B2B customers, mainly serving end users.

●	Other: primarily comprises software development services conducted by overseas subsidiaries designed for SDV, and B2C mobile app services unrelated to in-vehicle navigation.

We disaggregate our revenue into three categories: (i) software development services, (ii) licensing, and (iii) other software-related services.

(i)	We provide software development services that include the design and delivery of custom automotive software based on our proprietary IVI platform. Our platform supports a wide range of functions such as navigation, multimedia, and connectivity across Android- and Linux-based environments, and enables efficient, modular development to meet a variety of customer requirements.

(ii)	We generate licensing revenue primarily by granting customers rights to use our proprietary software modules, such as navigation engines, under licensing arrangements. These modules are generally integrated into in-vehicle systems by Tier 1 suppliers and are licensed on a per-unit basis.

(iii)	We also provide other software-related services, which include after-sales maintenance and support services to customers who have licensed or developed software with us, as well as B2C mobile app services unrelated to in-vehicle navigation.

For the fiscal years ended February 28, 2026 and 2025 and February 29, 2024, we had total revenue of JPY21,895.8 million (approximately US$140.3 million), JPY21,119.3 million and JPY17,516.7 million, respectively. For the fiscal year ended February 28, 2026, revenue generated from software development services, licensing, and other software-related services was JPY17,521.6 million (approximately US$112.3 million), JPY3,228.8 million (approximately US$20.7 million), and JPY1,145.4 million (approximately US$7.3 million), respectively, constituting 80.0%, 14.8%, and 5.2% of our total revenue, respectively. For the fiscal year ended February 28, 2025, revenue generated from software development services, licensing, and other software-related services was JPY17,178.2 million, JPY3,175.1 million, and JPY766.0 million, respectively, constituting 81.4%, 15.0%, and 3.6% of our total revenue, respectively. For the fiscal year ended February 29, 2024, revenue generated from software development services, licensing, and other software-related services was JPY13,429.1 million, JPY3,364.6 million, and JPY723.1 million, respectively, constituting 76.7%, 19.2%, and 4.1% of our total revenue, respectively.

For the fiscal years ended February 28, 2026 and 2025 and February 29, 2024, we had net income of JPY1,602.6 million (approximately US$10.3 million), JPY1,330.6 million, and JPY1,370.6 million, respectively. Unless otherwise indicated, references to net income in this section refer to net income attributable to the Company’s ordinary shareholders.

Our Competitive Strengths

Proprietary IVI Platform and Scalable Development Framework

We have developed a proprietary IVI software platform, micAuto-PF, which serves as the foundation for delivering customized IVI solutions across a wide range of client requirements and vehicle types. The platform utilizes Google Automotive Services to support the efficient launch and termination of Android-based applications. The platform is designed to be modular, enabling reuse of software components, such as navigation engines, multimedia functionality, and connectivity protocols, across multiple projects. This modular structure allows for greater development efficiency and faster adaptation to new client specifications. The platform is compatible with a variety of operating systems, including Android and Linux-based environments, and supports a range of input/output devices, cloud-based features, and automotive interface standards. By utilizing this platform, we reduce duplicated engineering effort across projects and achieve economies of scope, which contribute to more predictable development timelines and improved cost structure.

Our proprietary software platform has been central to our IVI software development services and, by enabling us to deliver products to the satisfaction of our customers, serves as the foundation for our ability to maintain long-term collaborative relationships with OEMs. In this way, the development and operation of the platform also incorporate our expertise gained through close development collaboration with the OEMs. In addition, it has evolved throughout the years through iterative updates informed by operational feedback, client requests, and technological advancements.

Experienced Technical Workforce and Long-Term Development Capacity

Our engineering staff includes approximately 800 developers, including our full-time employees as well as our contractors as of February 28, 2026, with long-standing experience in embedded systems, IVI software, and automotive technology. Many of our engineers have engaged in multi-year, co-development programs with OEM clients, which has enabled them to build strong familiarity with automotive software development lifecycles, testing protocols, and regulatory compliance requirements. Since 2017, our development organization has led Android IVI system development projects with OEM partners, managing teams of up to 650 engineers. Through collaboration with global OEMs and Tier 1 suppliers, we have consistently executed large-scale development initiatives and contributed to the advancement of next-generation in-car user experiences.

Our large engineering development capacity enables us to support high-complexity projects that require parallel development, testing, and integration efforts. Our engineers cover a wide range of competencies, including platform architecture, UI/UX design, middleware integration, and diagnostics support. We also manage an internal training pipeline to maintain skill levels in our technologies. Our strong development capacity is demonstrated by our capability of delivering all SDV IVI platform components entirely in-house.

Pioneer Status in Mobile Connectivity Services

We have proactively anticipated the needs of OEMs and Tier 1 suppliers, engaging in proof-of-concept projects to accumulate valuable insights and technical expertise, allowing us to quickly deliver solutions that adapt to the latest customer needs. Since 2014, we have provided differential OTA map update technology, which minimizes data transmission by updating only the parts of a map that have changed, using mobile network connectivity and cloud infrastructure. Building on this foundation, in 2018, we introduced in-car Wi-Fi services, allowing vehicles to act as mobile hotspots using cellular data. In 2019 and 2021, we deployed Multi-access Edge Computing centers, which place computing resources closer to vehicles to reduce communication latency, a network architecture critical for technologies like cellular Vehicle-to-Everything (“V2X”), which enables real-time communication between vehicles, infrastructure, pedestrians, and networks. In 2022, we launched online navigation systems that use live cloud data instead of static onboard maps, improving routing accuracy, and efficiency. In 2023, we deployed large-scale center infrastructure to support the high data demands of connected and autonomous vehicles.

These developments form the backbone of a robust cloud-based ecosystem for connected cars and SDVs. This ecosystem supports not just OTA updates, but also critical services such as account management, authentication and authorization (verifying user identities and access rights), app stores for in-car applications, and digital payment systems for services like tolling or charging. This end-to-end platform reduces the initial development burden for OEMs and Tier 1 suppliers, accelerates the implementation of next-generation features, and provides us with sustainable revenue through royalties and intellectual property rights.

Through years of PoC-driven innovation, we have built extensive expertise not only in in-vehicle software but also in smartphone app development and cloud platform integration. Since 2018, we have developed and provided communication protocols that connect smartphones to the cloud, connect the cloud to vehicles, and connect smartphones directly to vehicles (for instance, for remote control or keyless entry).

Our proven capabilities span across all three domains of vehicle, cloud, and mobile, which, we believe, position us strongly for the connected and software-defined future of mobility.

Technical Strength in Advanced Generative AI Technology

Although we view AI-enabled features as an important component of certain of our technologies and product development initiatives, these features remain at an early stage of commercialization and have made only a limited contribution to our revenue to date. We do not currently sell AI technologies on a standalone basis. For the fiscal year ended February 28, 2026, revenue from products and services incorporating AI-enabled features was not material to our total revenue. Our core customized software development services for OEM customers are not treated as revenue from AI-enabled products or services unless AI-enabled features are incorporated into products or services delivered to the customer.

In 2018, we launched our proprietary software BeatMap, which identifies real-time trending locations by analyzing social media posts, particularly from platforms like X (formerly Twitter). Even when posts lack explicit geolocation data, BeatMap can estimate geographic coordinates based on the content and context of the posts, then visualize these inferred locations on a map. This is made possible by a sophisticated natural language analysis (or language processing (NLP)) system powered by Transformer models, a deep learning architecture introduced by Google in 2017. Transformers are now the foundation of most NLP systems, including large language models. To generate accurate insights, BeatMap uses a proprietary AI filtering algorithm that refines answers by referencing a curated internal dataset. This process mirrors what is now known as RAG, a method in which generative AI systems retrieve relevant documents from an external source to ground and enhance the output. While the term “RAG” only became common in 2021, we had already implemented a similar architecture as early as 2017 to 2018, showcasing the forward-thinking and innovative nature of our AI development. Our work in this domain has resulted in several critical patents (for instance, Patent No. 6788637 and Patent No. 7023821) protecting our methods of location inference and data generation using AI. BeatMap’s technology has also been integrated into our mobile app Tama-musubi, and the expertise developed through the BeatMap project has been fed back into our collaborative work with OEMs and Tier 1 suppliers, in projects related to SDVs.

Recognizing that traditional geospatial data cannot keep pace with rapidly evolving urban environments, we developed a cutting-edge solution using images and videos with embedded location information from networked drive recorders and smartphones to deliver real-time, high-accuracy 3D geospatial data, as part of our DynaPlanet project (See “—Growth Strategies—Expand and Monetize Digital Mapping Software Services” and “—Research and Development”). We first launched the Mvcube service to collect and organize drive recorder videos. Currently, we collect live video and location data from 1,300 taxis which have installed our Mvcube for Taxi software across Tokyo, a city known for its dense and complex road infrastructure. In addition to vehicle footage, we incorporate visual inputs from AR navigation apps (for instance, our PinnAR app) and collaborate with the Institute of Science Tokyo to generate initial AI-driven 3D reconstructions, which are then polished by our in-house designers. Our commercial DynaPlanet-based service, Dynamic Share Map, was launched in March 2026, after the end of the fiscal year ended February 28, 2026.

Our 3D modeling relies on video sources that offer limited perspectives tied to vehicle movement. To address this constraint, we have developed proprietary image correction and occlusion removal techniques that cleanly extract geospatial data even amidst obstructing vehicles. Our system integrates advanced AI tools, including NeRF and Stable Diffusion, to produce accurate, view-consistent 3D maps. Underpinning this innovation are several patents we own or have applied for: Patent No. 7036783, PCT/JP2023/003445, and Japanese Patent Application No. 2025-084236, covering our methods in image processing, reconstruction, and positioning.

For a discussion of the risks related with the use of AI, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incorporated AI technologies into some of our products and services, which present operational and reputational risks,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The successful continued integration of AI technologies in our products may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.”

Proprietary Large-Scale Development Environment CARE-SUITE

In addition to software development, we provide an environment specifically optimized for large-scale SDV-related development. Our solution, CARE-SUITE, was created based on the real-world needs and insights gained through close collaboration with Japanese OEMs and Tier 1 suppliers. Whereas traditional development environments often rely on a fragmented set of tools, such as for account management, task tracking, and knowledge sharing, CARE-SUITE integrates these functions into a single unified platform. This holistic approach reduces the setup time for new projects from approximately six months to as little as one week, while also enabling continuous updates and efficient environment maintenance. CARE-SUITE is already in active use by many OEMs, including for recruitment, training, and trial deployment purposes. Its adoption has helped strengthen collaborative relationships between engineering teams and project stakeholders, fostering faster, more scalable development in the SDV ecosystem.

Stable OEM Relationships and Structured Project Ecosystem

We maintain multi-year, recurring relationships with well-established OEMs, including Toyota, Honda, and Daihatsu, which has contributed to a stable and repeatable project pipeline. For details, see “—Revenue and Pricing Model,” as well as “In-Vehicle Platform Software” and “Navigation Software” in “—Our Products and Services” below. These relationships are typically characterized by deep technical integration, early-stage project involvement, and strong mutual dependency due to the complexity and long-term nature of IVI system development.

In addition to OEM clients, we work closely with a range of third-party collaborators, whom we classify into two categories:

●	Suppliers, which provide enabling technologies such as cloud infrastructure, navigation data, digital maps, and security modules; and

●	Business partners, which contribute to engineering capacity, typically through staffing or subcontracting models.

This structured supplier/partner ecosystem allows us to retain control over core intellectual property and strategic direction, while scaling development throughput as required. Our internal management processes include tools for partner coordination, quality assurance, milestone tracking, and customer reporting.

We have also established capital and operational alliances with certain customers and partners, which further solidify our role as a long-term technology contributor within the automotive ecosystem. For example, Honda and Toyota each holds around 12% of our equity interests. We believe that such alliance with major OEMs reflects the strong trust and expectations placed in us by these customers and, at the same time, serves as a significant barrier to entry for potential competitors. We also partner with Vizzion Enterprises, Inc. (“Vizzion”) in our R&D efforts, as discussed in “—Growth Strategies—Expand and Monetize Location-Based Software Services” below.

Growth Strategies

Evolving from IVI Tier 1 Software Supplier to SDV Tier 1 Software Supplier

We plan to drive our growth from an IVI Tier 1 software supplier toward a broader role as an SDV Tier 1 software supplier, where we would directly supply software to OEMs with respect to all aspects of SDV. Accordingly, we are pursuing the following strategic initiatives:

Strengthen and Deepen Long-Term Partnerships with OEMs and Tier 1 Suppliers

We aim to further solidify and expand our collaborative frameworks with OEMs and Tier 1 suppliers. We intend to expand our participation in upstream development phases with existing OEM clients. This includes earlier involvement in requirement definition, system architecture planning, and platform design. By engaging earlier in the development lifecycle, we expect to increase our influence on system-level decisions, improve alignment with customer objectives, and expand the scope of our development responsibility.

We plan to expand our customer base by pursuing new OEM engagements in Japan and potentially internationally. Our strategy will focus on showcasing our delivery track record, engineering capabilities, and the adaptability of our micAuto-PF platform to new client environments. We intend to pursue OEMs that are expanding their SDV capabilities and seeking long-term software development partners. To support this effort, we plan to invest in technical presales, including proposal engineering, platform demonstrations, and pilot deployments. We will also allocate resources to onboarding support and customer integration teams to ensure timely and smooth project launches for new clients. This expansion strategy is intended to reduce our dependency on our current core client base, increase revenue diversity, and leverage our existing technology assets in new commercial relationships.

In parallel, we plan to further enhance the micAuto-PF platform by expanding its codebase and accelerating its development cycle. As modern IVI systems require significant development investment, OEMs are increasingly demanding a cross-OEM IVI ecosystem to share costs and reduce duplication. In response, we developed micAuto-PF to meet this industry-wide need. To drive the evolution of micAuto-PF, we aim to deliver cost-effective performance by open-sourcing select components and functionalities of the platform. This will allow external developers, partners, and other OEMs to contribute improvements, bug fixes, and new features. In addition, we are working to integrate autonomous driving and ADAS features into micAuto-PF in order to further evolve it into a next-generation SDV development environment. We expect to offer this upgraded platform to OEMs that face financial or operational constraints in developing and continuously investing in such environments in-house, including domestic OEMs beyond our current major clients as well as overseas OEMs that are seeking scalable and cost-effective SDV development platforms.

These efforts are intended to enhance our ability to scale projects efficiently, reduce labor requirements per engagement, and increase gross margin over time. This strategy aligns with the industry trend toward SDVs, where software plays a central role in delivering vehicle functionality and value. By strengthening both our upstream engagement and our internal platform capabilities, we aim to remain a competitive software and technology partner and provider for OEMs.

Approximately 44% of the proceeds from the IPO are planned to be used for the DynaPlanet project and micAuto-PF, together with a portion of the approximately 8% allocated to marketing and advertising.

Accelerate Talent Acquisition and Retention Through Geographic and Industry Expansion

We will continue expanding our presence in key Japanese cities and explore international talent hubs to attract highly skilled engineers. Particular focus will be placed on mid-career professionals from adjacent sectors, such as electronics, robotics, or aerospace, who bring fresh perspectives and complementary skills. Our long-term objective is to become the top destination for engineers looking to grow professionally while contributing to the advancement of future mobility technologies.

Strengthen Business and Technical Development Capabilities

To increase our value to clients, we are broadening our technical capabilities. Targeted areas include new navigation systems, advanced Human-Machine Interfaces, emerging Operating System platforms, and the establishment of evaluation teams to support growing quality and safety requirements in modern vehicle software development.

We will continue to invest in developing all key IVI software components in-house, positioning ourselves as the only Japan-based supplier able to deliver comprehensive IVI solutions independently. Unlike competitors reliant on short-term staffing models, we are focused on building stable, long-term engineering teams that can be integrated directly into OEM and Tier 1 development processes. This approach allows us to offer consistency, expertise, and agility in adapting to the evolving needs of business partners.

Transition Toward ADAS/AD Integration and Software Packaging

Our forward-looking strategy includes entering the ADAS and AD domains, leveraging our IVI foundation to create integrated cockpit-to-driving system solutions. In parallel, we are developing software packaging strategies, which are modular, reusable software bundles that can be licensed or adapted across multiple vehicle platforms, to enhance scalability and operational efficiency.

A large part of the approximately 36% of the IPO proceeds allocated to general corporate purposes, including working capital and operating expenses, together with the approximately 12% allocated to strategic investments, is expected to be used to accelerate our strategy of evolving from an IVI Tier 1 software supplier to an SDV Tier 1 software supplier.

Transition Toward Standardized and Scalable Navigation Software Offerings

We expect the Japanese navigation market, as part of the IVI market, to continue developing while gradually maturing. As the competitive landscape evolves in line with this transition, we aim to capture the resulting long-term survivor benefits by leveraging our long-standing technical capabilities and customer relationships.

In addition, although we have historically provided fully customized navigation software in the Japanese market, we expect OEMs to increasingly seek more standardized and configurable navigation platforms rather than fully bespoke solutions for each OEM. Accordingly, based on the expertise we have accumulated to date, we are considering expanding our market share through the provision of more standardized and general-purpose navigation software.

In overseas markets, for certain vehicle models sold outside Japan by our existing OEM customers, we provide navigation software and license our technology through collaboration with local partner companies. As our existing OEM customers continue to expand their model lineups in overseas markets, we believe there will be additional business opportunities for us in those overseas models, supported by the trusted relationships we have built with OEMs in Japan.

Expand and Monetize Digital Mapping Software Services

In Dynamic Street Map & Market Place (DSMM) project, the name of which is scheduled to change to “DynaPlanet” effective July 1, 2026, we have developed Dynamic Share Map, the first product from our DynaPlanet project, a consumer-facing digital platform that aggregates, curates, and monetizes location-based multimedia content. The platform collects visual and spatial data from edge sources, including our Mvcube service, ADAS cameras, and user-contributed content, and processes it into a dynamic 3D street map. DynaPlanet aims to support a marketplace where individuals or organizations can upload, sell, and purchase digital assets related to specific geographic locations. Our monetization plan includes transaction commissions and licensing fees for third-party use (for instance, navigation, tourism, or advertising). Dynamic Share Map is currently available in Microsoft Store and Google Play Store with limited features. We exhibited the software product at MWC Barcelona 2025, a trade show dedicated to the mobile communications industry, and at Osaka Expo in July 2025. We subsequently launched Dynamic Share Map for the business-to-business market as well as showcased the platform capabilities at MWC Barcelona 2026 in March 2026. To expand content availability, we are collaborating with partners such as Vizzion, which specializes in collecting and distributing vehicle-mounted camera data in more than 30 countries outside Japan. Per our agreements with Vizzion, we have a worldwide, non-exclusive license to use traffic data sourced by Vizzion in all our products. This collaboration is expected to enhance our global content footprint and diversify our content supply base.

In addition, building on the technology developed for Dynamic Share Map, we have developed PreSpot, an indoor digital-twin experience service for stadiums and large event venues, scheduled to launch on July 1, 2026. Delivered as a smartphone web application, PreSpot allows visitors to preview the view from their seats, navigate within the venue, and access pre- and post-visit guidance in a single service. We intend to offer PreSpot to stadium and event operators to support digitalized visitor guidance and improve foot-traffic flow and congestion mitigation. We plan to expand its functionality and adoption across sports, concerts, exhibitions, and community events as part of our broader strategy to monetize DynaPlanet-based location services beyond the automotive market.

We believe that a key feature of the automotive software industry is the significant buying power held by OEMs, and without careful management, there is a risk of becoming relegated to a subcontractor role. To mitigate this risk, we are pursuing business domains that do not rely on revenue from OEMs. DynaPlanet represents a concrete initiative under this strategy. For this reason, we are also actively developing and monetizing our other digital mapping software products and services that directly target consumers, in an effort to expand our revenue streams. For a detailed discussion of these initiatives, see “B2C services—Navigation” and “B2C services—Other than navigation” in “—Our Products and Services” below.

Going forward, through our new service offerings, we aim to transform our digital mapping business into recurring revenue models. As OEMs face growing pressure to maximize the value of vehicle-generated data and move away from traditional one-time sales, we are proactively developing services that capitalize on data utilization. By launching these services ahead of OEM timelines, we position ourselves to lead the shift from royalty-based revenue to a recurring business model, such as subscriptions or usage-based pricing. In contrast to one-time licensing or royalties, recurring models provide stable, ongoing income through periodic payments tied to continued service use. Furthermore, OEMs today face challenges in terms of high software development costs and difficulty recovering those investments solely through upfront vehicle sales. We aim to provide both strategic planning and technical implementation support to OEMs through service-based models. These models offer long-term sustainability by monetizing software and services over the entire vehicle lifecycle, rather than relying solely on the initial vehicle purchase.

In addition to consumer-oriented mapping services, we intend to pursue B2B and Business-to-Government opportunities for DynaPlanet in both new and overseas markets, where demand for advanced spatial-information-based services is expected to grow.

Furthermore, although we have traditionally procured map data from external suppliers, we plan to increase our internal data acquisition capabilities by collecting spatial information for DynaPlanet ourselves. By incorporating such internally acquired data into our navigation software, we aim to raise our level of in-house data acquisition and reduce reliance on third-party map providers over the long term. However, if we fail to source data ourselves as planned, it could materially adversely affect our business, financial condition, results of operations, and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to operate and grow our business depends on our ability to obtain and maintain access to certain data, and our efforts to obtain such data ourselves rather than relying on external suppliers may be unsuccessful or may subject us to significant costs, delays, and risks.”

Approximately 44% of the proceeds from the IPO are planned to be used for the DynaPlanet project and micAuto-PF, together with a portion of the approximately 8% allocated to marketing and advertising.

Our Business Model

We present our results of operations by three categories:

●	SDV: relates to the development and sale of software systems designed for SDV, including IVI system software and other mobility-enhancing software products, conducted by Japanese subsidiaries.

●	LBS: relates to the development and licensing of in-vehicle navigation software systems, and other geographic data-based services for B2B customers, mainly serving end users.

●	Other: primarily comprises software development services conducted by overseas subsidiaries designed for SDV, and B2C mobile app services unrelated to in-vehicle navigation.

Revenue and Pricing Model

We generate revenue through three revenue streams: software development services, licensing, and other software-related services. For the fiscal year ended February 28, 2026, revenue generated from software development services, licensing, and other software-related services was JPY17,521.6 million (approximately $112.3 million), JPY3,228.8 million (approximately $20.7 million), and JPY1,145.4 million (approximately $7.3 million), respectively, constituting 80.0%, 14.8%, and 5.2% of our total revenue, respectively. For the fiscal year ended February 28, 2025, revenue generated from software development service, licensing, and other software-related services was JPY17,178.2 million, JPY3,175.1 million, and JPY766.0 million, respectively, constituting 81.4%, 15.0%, and 3.6% of our total revenue, respectively. For the fiscal year ended February 29, 2024, revenue generated from software development services, licensing, and other software-related services was JPY13,429.1 million, JPY3,364.6 million, and JPY723.1 million, respectively, constituting 76.7%, 19.2%, and 4.1% of our total revenue, respectively.

Software Development Services

Traditional Contract-based Development

Under this model, the customer contracts us to develop a specific software product according to the customer’s specific requirements for a fixed price. Depending on the customer and project structure, payments are generally made periodically during the development term in accordance with contractual provisions, which may specify monthly, quarterly, or other regular billing schedules. In the case of certain long-term collaborations, such as annual development roadmaps, customers issue multiple purchase orders within a fiscal year that are aligned under a single integrated plan, with billing typically structured on a quarterly basis. We typically encounter this type of business model in the development of IVI software and in-vehicle navigation software.

Development Outsourcing under Quasi-Delegation

We engage in software development projects under quasi-delegation contracts, particularly in cases where an agile development methodology is applied. Instead of a single long-term agreement with a fixed scope, the work is performed through a series of short-term contracts that align with iterative development cycles. These contracts are structured to allow flexibility, with evolving scopes and modular deliverables that are not fully defined at the outset. Customers are billed based on actual working hours and pre-agreed unit rates, typically on a monthly basis.

Under both traditional contract-based development and quasi-delegation arrangements, customers are provided with ownership or usage rights to deliverables that are specifically developed for their projects. Such rights are conveyed progressively throughout the development process in accordance with the terms of each contract. Micware retains ownership of its underlying proprietary technologies, reusable modules, development tools, and frameworks (such as internal navigation engines or platform components) that are not specifically customized for individual clients. Accordingly, customers obtain rights only to project-specific outputs, while Micware reserves the ability to reuse general-purpose components across other customer engagements.

Licensing

Licensing revenue primarily arises from licensing agreements with Tier 1 suppliers, such as Uni Electronics, Denso, and Visteon Japan Ltd. Under these agreements, Micware grants the right to use its navigation engine or related software modules, which are typically integrated by the Tier 1 suppliers into in-vehicle systems ultimately delivered to automotive OEMs. Micware receives ongoing sales-based royalties on a per-unit basis, calculated according to the volume of shipments from the Tier 1 suppliers to the OEMs.

As a business model, particularly in our LBS, customers who initially engage us for software development services (often navigation software) subsequently enter into licensing agreements with us. Under these arrangements, once development is completed, we grant the customer a right to use the software and charge separate licensing fees. This approach enables us to first establish a relationship with customers through software development projects and then generate recurring licensing revenue over time.

Other Software-related Services

B2C (Business-to-Consumer) Business

Under this consumer-facing business model, we directly monetize our proprietary software by offering them as services to end-users. This applies to our location information-based smartphone applications. We typically generate revenue under this business model from advertisements displayed in-app using Google AdMob (a mobile advertising platform by Google). Depending on the functions of the app, we also generate revenue from commerce commissions, such as from digital ticket sales and credit card payments. For example, for our app Tama-musubi, we generate such commerce commissions from local railway companies and destination marketing organizations (organizations which promote a location as an attractive travel destination) in Japan.

After-sales services

We offer support and maintenance services to customers after the completion of software development for them or licensing our proprietary software to them. We typically enter a separate contract with customers for such after-sales services and charge monthly for different types of services, such as system maintenance.

Our Products and Services

In-Vehicle Platform Software

Since 2013, we have been acting as a Tier 1 software supplier in the automotive industry. We develop and implement large-scale software with a wide range of components, which operates on IVI systems on the Android OS platform (an open-source operating system for mobile devices). We provide our IVI software to automotive OEMs, including Honda and Toyota. For example, in recent years, we completed the development of Honda’s IVI system for the 2023 models (H23M), with development finalized in November 2022 and the first product launched in February 2023. We are currently working on the next series of models (H26M), with development scheduled for completion around the second half of 2026 and the first product launch also expected around the second half of 2026. In addition, we are concurrently pursuing additional development projects and commercial discussions with other OEMs.

Our software has the following structure:

Application Layer (Topmost functional features) This layer contains the visible services and features a user interacts with in the car’s infotainment system.
Media Player	Audio/video playback via USB
Support for connecting and playing music from iPods
Tuner	Analog (AM/FM) and Digital Audio Broadcasting radio systems
Smart Phone	Smartphone projection systems allowing phone UI and apps on IVI screen
Synchronization of apps and data between smartphone and IVI
Navigation	Electronic toll collection / Dedicated Short-Range Communications (DSRC)
Compass and GPS-based positioning
Coordination with ADAS (for instance, lane assist and cruise control)
Telematics	Telematics Service Unit: provides connectivity to external networks (cloud server, OEM servers, or third-party services)
OTA Updates: remotely delivers and installs firmware or software updates to a vehicle via a wireless connection
Network connectivity for telematics (cellular/Wi-Fi)
Integration with Amazon Alexa voice assistant
Manufacturer-specific service applications: Custom apps by OEMs for remote diagnostics, concierge services, etc.

Vehicle	Vehicle configuration/Meter synchronization: Ensures consistency of information and settings across different screens and modules in the vehicle.
Navigation map shown in digital instrument cluster
Climate control, fuel/energy tracking, power usage display
User comfort features supported or controlled via the IVI system: wireless charger, customizable ambient lighting
SOME/IP communication: Vehicle network protocol for communication between in-vehicle functions such as navigation and cameras
Diagnostics	Diagnostic tools used during manufacturing or servicing
TV	Digital TV reception feature
Connectivity	Bluetooth/Wi-Fi: Wireless connections for phones and networks
Bluetooth Audio/Phone: Hands-free calling and music streaming
Camera	Rear, multi-view, and left/right wide-angle cameras BSI CTM: Blind Spot Information, Cross Traffic Monitoring Parking Sensor/Auto Parking: Sensor-based and automated parking support

User Interface (UI) Framework + Design Defines how content and interactions appear on the screen.
Soft Keyboard: On-screen typing interface
3D drawing tool Kanzi: Kanzi is a commercial UI design tool for 3D user interfaces.
UI Library/System UI/Home: Core elements and layout of the infotainment interface

System Layer System-level services that support all higher functions
Boot Shutdown: Startup/shutdown procedures
Sound/Display/Key input/Voice recognition: Core interfaces for input/output
Mode management: Switching between different vehicle or system modes (for instance, Eco and Sport).
Car parameters/Logging/Backup: Vehicle data tracking, error logging, and settings backup
Anti-Theft/Clock/Settings: Security, timekeeping, and configuration functions

Android + BSP / HAL (Bottom Layer)
Android: Operating system core
BSP (Board Support Package): Hardware-specific code enabling Android to run on specific vehicle hardware
HAL (Hardware Abstraction Layer): Middleware that bridges Android OS and hardware drivers

We offer a comprehensive one-stop service using our proprietary IVI development platform for Android systems, covering everything from development environment setup to automated testing of software, optimizing efficient system start-up and power-down performance.

Our development process typically begins with requirement definition, followed by software development, implementation, software evaluation, and functional evaluation. During the requirement definition phase, we create the Software Requirements Specification (“SRS”) documents based on the customer’s needs. In the software development phase, we develop the software according to the specifications outlined in the SRS. The implementation phase involves combining the developed software components and installing the software into the IVI device to ensure it functions properly. In the software evaluation phase, we verify that the implemented software behaves as designed. Finally, in the functional evaluation phase, we assess whether the software meets the requirements defined in the original SRS.

The adoption of Linux OS in our IVI systems since 2013 enables multi-task processing and supports the integration of diverse functions within a single platform. Linux provides a rich, sophisticated, and modular environment that allows multiple applications to run simultaneously and efficiently, such as navigation, media playback, connectivity, and voice control. This functional integration transforms previously separate hardware-based features (for instance, TV and radio) into software modules that can be managed centrally. As a result, Linux facilitates greater scalability, flexibility, and efficiency in IVI development, supporting larger and more complex system architectures and enhancing the overall user experience.

We play a highly involved role throughout each stage. In terms of decision-making, while the OEM retains final authority, we work closely with them in the development effort, actively proposing alternative features and development options. As a result, we are able to offer a comprehensive one-stop solution. Unlike competitors who focus only on standard software development, implementation, and evaluation, we also provide requirement definition, custom development tools, and project management capabilities, enabling us to deliver broader support across the development process.

Navigation Software

Since 2009, we have specialized in the development and sale of our proprietary in-vehicle navigation software under the brand naviAZ. We commenced the development of our first navigation engine as a product in 2008 under the name “MR-NAVI,” made a market release in 2009, and subsequently changed its name to “naviAZ.” For the fiscal years ended February 28, 2026 and 2025 and February 29, 2024, we sold 480,030 units, 493,869 units, and 461,702 units of our navigation software, respectively. As of the date of this annual report, we have sold around five million units of our software product in total. According to industry sources (see, for example, “Global Demand Trends for AV & IT Equipment: Global Demand Outlook through 2028” released by Japan Electronics and Information Technology Industries Association in Japanese on February 29. 2024), our naviAZ brand accounts for 15% of the Japanese car navigation market share.

Product Types

The navigation software products can be categorized based on how they are delivered to end-users, including DOP, MOP, and retail. DOP navigations are installed or offered by the car dealer at the point of sale. MOP navigations are integrated at the factory level by the car manufacturer before the vehicle is shipped. Retail navigations are available for purchase by consumers through automotive goods retailers, separate from the vehicle purchase process.

The navigation software we develop for different customers is largely similar in terms of core functionality, as it is all based on our proprietary navigation algorithm called “Navi Core.” Navi Core is regularly updated, with major updates being performed around every two years, and minor updates two to three times every year. As a result, the version provided to a customer depends on the timing of their order. While the underlying software remains largely consistent across customers, we customize the UI/UX based on each customer’s specific requirements.

Below are some of the navigation products which we have developed for our OEM customers:

Features

Our navigation software offers a wide range of features, over 180 in total, designed to enhance usability and improve the overall user experience. Based on our industry data, naviAZ is one of the most feature-rich navigation software products on the Japanese market as of the date of this annual report. These features are organized into several key categories:

●	Map display features include scaling, scrolling, 2D/3D views, and dual-screen support;

●	Route searching features allow users to perform route calculations while considering traffic conditions and also offer options such as a no-highway mode. POI searching features support free word input and address-based searches;

●	Guiding features include a highway exit list, enlarged images of intersections, and voice guidance; and

●	Traffic information features utilize systems like VICS WIDE and DSRC to provide real-time traffic data.

One of the notable capabilities of our navigation software is its connectivity feature, which allows the navigation system to link with other electronic devices. For example, the mobile phone synchronization feature enables users to continue receiving navigation or travel-related information even after exiting the vehicle. This is achieved through the integration of the in-car navigation device with a dedicated smartphone app. Once the vehicle is registered within the app, it can access data from the car via a cloud server where the navigation information is stored. This seamless data sharing between the car and smartphone ensures a consistent user experience both inside and outside the vehicle.

Other useful features of naviAZ include differential map updates, intelligent functions such as voice recognition, and multilingual support, which allows users to switch between different languages, an essential feature for commercial and international use. The differential map update system is made possible through a combination of embedded software and cloud server technology. The system checks the current status of the embedded map data. When outdated map data is detected, the software initiates an update process that downloads only the necessary changes (differential data), ensuring efficiency in both time and data usage. For voice recognition, we collaborate with a specialized technology partner that provides advanced voice recognition capabilities. While integrating this functionality into automotive environments is particularly challenging due to limited computing resources and the presence of background noise, we have successfully implemented voice control features that enhance the user experience.

NaviAZ is designed to enhance the user’s travel experience by providing navigation that seamlessly connects the user to the latest information at any time. The software maintains a real-time link with cloud servers to access and retrieve up-to-date data. This ensures that users always receive the most current content, including automatic monthly updates of map data, newly added POIs (such as facility names or store locations), live traffic information, and real-time route suggestions. This monthly map update capability is made possible through Micware’s proprietary map authoring technology, which enables efficient and accurate creation, maintenance, and distribution of updated map content. This technology ensures the reliability and timeliness of the navigation data provided by naviAZ.

Adoption

The use of naviAZ extends far beyond traditional in-car navigation. It has been adopted by leading manufacturers both in Japan and internationally as a versatile navigation solution across a wide range of mobility applications, including walking, cycling, motorcycles, and even marine vessels. For example, PinnAR is our walking navigation application that utilizes naviAZ technology. We provide a map display feature for digital cameras, enabling location-based tagging and visual navigation. We are also developing navigation software for a bicycle demonstration project and have created software for demonstration experiments involving map viewing on boats and water vehicles.

This broad adaptability is made possible by naviAZ’s modular architecture. The system allows developers to selectively combine only the required modules to build navigation solutions optimized for specific use cases, such as traffic information (through VICS), route calculation, map display, search, mapping, guidance, map-matching (aligning GPS data to actual roads or paths), and location services.

Other Mobility Software

Entertainment stick

Our in-car entertainment stick is a compact device designed to enhance a vehicle’s infotainment system by enabling access to various multimedia content. It connects to the car’s display primarily via HDMI ports and offers functionalities such as video streaming, music playback, and app integration with platforms like Netflix, YouTube, and more. Our product also supports USB interfaces. However, since most in-car displays do not accept USB-C input, HDMI remains the standard for automotive use.

We develop the software for the entertainment stick, source the hardware from suppliers, and install our proprietary software on the device. The product is sold to business customers, such as car dealers. Customization can also be made for clients requesting tailored features or integrations at a fee, such as the various apps to be accessed through the entertainment stick.

Wariate-kun logistics IoT system

We have developed and released a logistics IoT system called Wariate-kun, which provides comprehensive support for order receipt, delivery planning, and vehicle movement management in the logistics industry. The industry often faces challenges such as outdated communication methods (for instance, telephone and fax), resulting in inefficiencies due to paper-based, non-updated information. Additionally, many logistics systems require costly specialized terminals, creating a financial barrier to adoption. Wariate-kun addresses these issues by offering a simple and cost-effective system that is easy to deploy and operate. It runs entirely through a standard web browser, requiring no dedicated software installation on office computers.

On the vehicle side, Wariate-kun uses LPWA (Low Power Wide Area) communication technology, a type of telecommunications technology that transmits data with low power consumption and covers large geographic areas, which is ideal for IoT devices to send small data packets at regular intervals over long distances with minimal power. Specifically, it uses cellular LPWA (LTE-M / Cat. M1) to collect and transmit vehicle location data in real time at a low cost. Key features of Wariate-kun include:

●	Real-time vehicle location is shown on-screen with a minor delay of one to two minutes due to network conditions;

●	Based on GPS data, the system detects where a vehicle stops, creates travel segments, and generates a daily report with location history;

●	Many logistics companies still receive shipment details via fax slips (printed or handwritten forms). Using high-precision optical character recognition, Wariate-kun reads these scanned slips and automatically converts them into digital orders, eliminating manual entry;

●	Orders can be assigned to vehicles with a mouse click. The system supports evening loading and sudden delivery changes;

●	The system can help ensure legal compliance and balanced driver workloads by analyzing work hours; and

●	Notifications of changes to delivery plans are instantly sent from Wariate-kun to drivers’ smartphones.

Wariate-kun can also be tailored to fit each company’s operations and integrated with existing systems, ensuring smooth and effective implementation.

Mvcube for Taxi

Mvcube for Taxi is a real-time data management service tailored for taxi operators. The software collects video footage and data from onboard drive recorders of registered vehicles and uses this information to support fleet operations and improve safety, contributing to the digital transformation of taxi businesses. Key features include:

●	Immediate incident response: In the event of an accident or emergency, video can be retrieved via remote communication for instant situational awareness; and

●	Driver performance analysis: Tools for assessing driving behavior and identifying risk points help ensure safer taxi operations.

As of June 11, 2026, Mvcube for Taxi had been implemented in 1,311 vehicles in Tokyo and a total of 2,308 vehicles across Japan, including in regions such as Fukuoka and Okayama.

ITS Connect retrofit onboard unit

Our ITS Connect retrofit onboard unit is a communication device for emergency vehicles that can be installed regardless of vehicle manufacturer or model. By equipping emergency vehicles such as fire trucks and ambulances, it encourages surrounding vehicles to yield during emergency runs, enabling faster and safer passages. We sell the device as a complete product. The business model involves purchasing the hardware from a supplier, then installing our proprietary software onto the device.

ITS Connect is one of Japan’s practical implementations of a V2X communication system, which enables wireless data exchange between vehicles, vehicles and infrastructure, vehicles and networks, and vehicles and pedestrians. This data sharing enhances traffic safety and efficiency by preventing accidents and improving traffic flow. Vehicles equipped with ITS Connect receive real-time alerts about approaching emergency vehicles. When an emergency siren sounds, the system notifies drivers of the emergency vehicle’s position, direction, and distance. At ITS Connect-enabled intersections, the system integrates with traffic signals to provide warnings for red-light violations and assists with safe right turns.

B2C services – Navigation

PinnAR

PinnAR is a navigation app that uses augmented reality to display route directions over real-world images captured by a smartphone camera. Since its launch in July 2023, the app has been downloaded over 1.91 million times globally.

To support indoor navigation, we developed a beacon sensing algorithm and an indoor routing system. The app uses indoor maps, which are either created in-house or obtained externally, to enable navigation across different floors of a building. For outdoor use, the app utilizes Google Map data and overlays the navigation path onto the real world through AR.

PinnAR allows users to search for nearby facilities in 15 categories and shows facility details, user reviews, and videos posted by users in the app, such as for trains, restaurants, shopping centers, hospitals, hotels, museums, and nightclubs. PinnAR offers digital coupons that users can display at participating stores to receive services or discounts. The app supports five languages: Japanese, English, Traditional Chinese, Simplified Chinese, and Korean, and includes text, voice, and camera translation features.

Images show the indoor and outdoor navigation interfaces of PinnAR.

Beatmap

Beatmap is designed to help users instantly discover the latest trending spots and provide navigation to those locations. It leverages self-developed AI technology to perform linguistic analysis on public social media content. Beatmap uses this technology to extract and analyze POI information from social posts. The AI identifies likely categories by analyzing keywords. For example, if it detects terms like “eat” or “delicious,” it infers that the location is a restaurant.

Many social media posts lack location data, so Beatmap employs its proprietary AI algorithm to estimate the location based on context. Once a probable location is identified, the system cross-references it with geographic data sources, such as Google Maps, to verify and enhance the information. Based on this layered analysis, Beatmap identifies businesses and venues that are trending in real time. These are presented on a map as “spot info,” often alongside details about limited-time promotions and events.

Public data is sourced from platforms like X and Retty, with license agreements in place to allow the use of the platform contents. Spot recommendations appear dynamically as users scroll across the map (currently limited to Japan). The density of visible spots depends on the population density of each region, meaning urban areas display more detailed information than rural ones. The AI continuously evaluates various parameters to determine whether a spot is “trendy” enough to be featured, such as how recently a post was made or the number of retweets. At any given time, the app displays around 700,000 POIs. Social media-derived information is updated every two hours, while more static sources (for instance, local event websites or Wikipedia) are updated monthly.

Interface of BeatMap mobile app

B2C services –Other than navigation

Tama-musubi

Tama-musubi is a travel application designed to help users explore local myths and folklore, providing information about regional stories and traditions. Folklore-related sites are displayed on interactive maps, supported by features such as transportation route recommendations, guidance, ticket purchasing, and quest-based activities. As of the date of this annual report, the app covered all 47 prefectures in Japan.

PicLive

PicLive is a social media platform that displays live video footage on a map, allowing users to intuitively access real-time information. Users can livestream or upload videos and images, and the app showcases the most recent content posted within the last 12 hours. Additionally, the app displays relevant images and footage collected from contracted security cameras and YouTube. Through the app, users can access up-to-date information on live shows, exhibitions, and other events. The platform is also useful for obtaining situational updates from areas affected by disasters.

Overseas Operations

We provide software development services to Japanese OEMs outside Japan, with most of these services currently conducted by Micware North America. We sell all our software products to OEMs overseas, including IVI and navigation software. In addition, our overseas subsidiaries develop products independently, such as the Handy Tracking Life vehicle tracking system developed by Micware Asia Pacific for fleet management in logistics operations. As of the date of this annual report, we have offices in the U.S, Thailand, and Germany. As of the date of this annual report, we do not consider our overseas operations significant.

Suppliers

We recognize the following types of suppliers: providers of map data (data of geographic features, locations, and routes) and tourism information, cloud server providers, providers of GPS navigation software, providers of camera footage and other video materials, hardware suppliers (including dashcam, SD card, and ITS-Connect device), trading companies, and product HMI and design service providers. The major factors that we evaluate when selecting suppliers are product performance (including features, capabilities, and overall functionality), financial performance of the supplier company, price competitiveness, and quality and adequacy of technical support.

There was no supplier whose revenue from us individually represented more than 10% of our total purchases for the fiscal year ended February 28, 2026.

Below are the lists of our suppliers whose revenue from us individually represented more than 10% of our total purchases for the fiscal years ended February 28, 2025 and February 29, 2024, respectively. For purposes of the disclosure, vendors that are under common control are aggregated and presented on a combined basis.

Fiscal year ended February 28, 2025:

Supplier	Amount (JPY); Percentage of Total Purchase
Toyota Group*	JPY1,006,420,767; 10.1%

Telenav Inc.	JPY1,001,765,364; 10.0%

*	Includes purchases the Company made from other entities under common control of Toyota.

Fiscal year ended February 29, 2024:

Supplier	Amount (JPY); Percentage of Total Purchase
Toyota Group*	JPY1,143,012,652; 14.1%

Uni Electronics	JPY1,023,257,927; 12.6%

*	Includes purchases the Company made from other entities under common control of Toyota.

Material Agreements with Toyota Group and Uni Electronics

Toyota Group and Uni Electronics accounted for more than 10% of our total purchases in the fiscal years ended February 28, 2025 and February 29, 2024. Toyota and O-Well, a parent company of Uni Electronics, are also beneficial owners of 5% or more of our Ordinary Shares. For additional details on the transactions with the parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Toyota Group

The Company’s direct contractual counterparty within the Toyota Group is TMI, a supplier of map data. We entered into a copyright license agreement with the TMI on November 30, 2011, which was renewed annually, under which we entered into individual license agreements for the use of specific copyrighted works. According to the agreement, TMI granted us a non-exclusive, non-transferable copyright license of certain copyrighted works used in our products that we license to certain permitted third parties. The specific content of the works, their scope of use, and licensing fee are to be negotiated by a memorandum of understanding on a case-by-case basis. TMI has also allowed us to sublicense the use of such works to certain designated third parties only for the purpose of achieving the objectives of the permitted scope of use specified under the applicable memorandum of understanding. Either party may terminate the agreement upon material breach of the agreement, suspension of payment, merger, dissolution or transfers of all or part of its business to a third party, and bankruptcy, among others. Either party may also terminate the agreement after giving the other party a reasonable period of notice if the other party is found to have violated the terms of the agreement and is unable to achieve the purpose of the agreement.

Uni Electronics

We entered into a master outsourcing agreement with Uni Electronics on January 1, 2023. Under the agreement, an individual agreement shall be established by the parties executing the individual agreement or by us issuing individual purchase orders and Uni Electronics accepting such orders. The agreement is automatically renewed for successive one-year terms unless either party provides a written notice two months before the end of term. Either party may terminate the agreement or its individual agreement, in whole or in part, upon the other party’s seizure, suspension of payment, dissolution or transfers of all of its business, and bankruptcy, among others, by providing a notice to the other party. Either party may also terminate the agreement or its individual agreement, in whole or in part, if the other party commits a breach or causes a material issue that hinders performance. Termination is permitted if the breaching party fails to cure the breach within 14 days after receiving written notice.

Customers, Sales, and Marketing

We recognize the following types of customers: automotive OEMs, automotive consortiums, and their suppliers, telecommunications service providers, mobility-as-a-service providers, and other firms with demand for location information-related software.

We have a sales and marketing team of 18 persons as of the date of this annual report. We regularly participate in industry events, such as conferences, conventions, and exhibitions, to promote our brand, including those held by Linux Foundation, Japan Automotive Software Platform and Architecture, Japan Embedded Systems Association, and Software Association of Japan.

During fiscal years ended February 28, 2026 and 2025 and February 29, 2024, we had 180, 158, and 135 customers, respectively. Below are the lists of our customers whose purchases made individually with us represented more than 10% of our total revenue for the fiscal years ended February 28, 2026 and 2025 and February 29, 2024, respectively. For purposes of the disclosure, customers that are under common control are aggregated and presented on a combined basis.

Fiscal year ended February 28, 2026:

Customer	Amount (JPY); Percentage of Total Revenue
Honda Group*	JPY11,084,024,587 (approximately $71,028,674); 50.6%

Toyota Group*	JPY3,560,496,898 (approximately $22,816,385); 16.3%

Uni Electronics	JPY2,494,654,842 (approximately $15,986,253); 11.4%

*	Include revenue earned from other entities under common control of Toyota or Honda, as the case may be.

Fiscal year ended February 28, 2025:

Customer	Amount (JPY); Percentage of Total Revenue
Honda Group*	JPY10,870,306,245; 51.5%

Uni Electronics	JPY2,946,938,712; 14.0%

Toyota Group*	JPY3,019,880,329; 14.3%

*	Include revenue earned from other entities under common control of Toyota or Honda, as the case may be.

Fiscal year ended February 29, 2024:

Customer	Amount (JPY); Percentage of Total Revenue
Honda Group*	JPY8,431,141,751; 48.1%

Uni Electronics	JPY4,246,176,746; 24.2%

*	Include revenue earned from other entities under common control of Honda.

In certain development service agreements with our customers, such as OEMs or Tier 1 suppliers, we have agreed with certain customers that intellectual property rights arising from our service performance are assigned to, and owned by, the customers. As a result, we do not retain rights to use, commercialize, or further develop certain intellectual property for our own business purposes or for use with other customers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Because intellectual property we develop under development service agreements may be owned by our customers, we may not be able to realize future benefits from such work, which could adversely affect our growth prospects.”

Material Agreements with Honda Group, Uni Electronics, and Toyota Group

Honda Group, Uni Electronics, and Toyota Group each accounted for more than 10% of our revenue in the fiscal years ended February 28, 2026 and 2025. Honda Group and Uni Electronics each accounted for more than 10% of our revenue in the fiscal year ended February 29, 2024. Honda, Toyota, and O-Well, a parent company of Uni Electronics, are also beneficial owners of 5% or more of our Ordinary Shares. For additional details on the transactions with the parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Honda Group

Among the Honda Group, our most significant contractual counterparty is Honda, an automotive OEM.

On February 6, 2025, Micware Automotive entered into an amendment memorandum (the “Honda Amendment”) with Honda to amend the Basic Agreement for Long-Term Development Commission (the “Honda Development Agreement”) between the Company and Honda R&D Co., Ltd. dated September 24, 2019. Based on the Honda Amendment, we have agreed to develop Honda’s IVI system for certain models upon an individual agreement to be executed between Honda and us pursuant to the Honda Development Agreement. The Honda Development Agreement will terminate on December 31, 2026, subject to extension conditions. Either party may immediately terminate the Honda Development Agreement or its individual agreement, in whole or in part, in the event of the other party’s gross negligence, breach of trust, suspension of payment, or tax delinquency, among others. Honda may also terminate the Honda Development Agreement by providing a six-month prior written notice. We may terminate the Honda Development Agreement by providing a six-month prior written notice if there is no effective individual agreement pursuant to the Development Agreement at the time we provide the notice.

Uni Electronics

We entered into a master outsourcing agreement with Uni Electronics on August 18, 2003, which is renewed for one-year terms each year, unless either party provides a written notice two months before the end of the term. Under the agreement, Uni Electronics makes an individual software-development order with us, and an individual agreement is established when we accept such order. Uni Electronics may terminate the master outsourcing agreement or its individual agreement, in whole or in part, in the event of Micware’s technical incapabilities to perform services as confirmed by Uni Electronics, performance difficulty due to Micware’s labor issue, suspension of payment, bankruptcy, change of management resulting in performance difficulty, or breach of agreement despite Uni Electronics’ notice and demand. We may terminate the master outsourcing agreement or its individual agreement, in whole or in part, in the event of Uni Electronics’ breach of agreement despite our notice and demand.

Toyota Group

Among the Toyota Group, our most significant contractual counterparty is Toyota, an automotive OEM. On August 20, 2024, we entered into a basic system development agreement with Toyota to develop certain IT systems for it. Under the agreement, Toyota makes an individual order with us, and an individual agreement is established when we accept such order. The agreement has an initial term of one year and shall be automatically renewed for subsequent one-year terms, unless it is terminated by either party by providing notice 30 days before the end of the term.

Competition

The automotive and software industries are characterized by fragmented global competition, diverse technological approaches, and varying regional leaders. Complicating this environment is the fact that many of the Company’s customers, primarily automotive OEMs, possess strong in-house software development capabilities, making them both clients and potential competitors.

Despite this challenging landscape, we have established our brand as a Tier 1 software provider in Japan. Over the years, we have built long-term, cooperative relationships with major OEMs. A key indicator of this trust and integration is the capital participation of both Toyota and Honda, two of the world’s largest and most competitive car manufacturers. To our knowledge, we are the only company globally with both as shareholders, highlighting the depth of our partnerships and the unique value we bring. These long-standing relationships position us as an integral part of Japan’s automotive software ecosystem.

Our business remains primarily Japan-focused, with 98.5% of revenue in fiscal year ended February 28, 2026 coming from the Japan domestic market. We are, however, actively expanding internationally. The United States accounted for 1.4% of our revenue, and Thailand for 0.1%. The establishment of Micware Europe in March 2025 marks the beginning of our strategic entry into the European market, and the revenue from Europe accounted for 0.0% of our revenue for the fiscal year ended February 28, 2026.

We face competition from a wide range of players across several categories:

●	In software development services, we compete with SCSK, SKY, and Panasonic in Japan, and with TATA Consultancy Services, KPIT, and Wipro from India;

●	In software licensing, our peers include Aisin, Pioneer, ZENRIN DataCom, and Panasonic; and

●	In digital map and maintenance services, we compete with global leaders such as HERE Technologies, TomTom, Google (Alphabet), ESRI, and Mapbox.

Depending on the business area, we compete in multiple dimensions.

In software development, our key competitive strengths are:

●	High product quality that meets rigorous OEM standards;

●	Reliable, on-time delivery aligned with complex automotive production schedules;

●	Engineering flexibility to adapt quickly to customer changes and effectively manage subcontractors; and

●	Unique UX/UI designs and customization, tailored to meet specific OEM needs.

In licensing, we offer competitive pricing and value-added features that enhance system performance and user experience.

In digital map and maintenance services, our focus is on:

●	Wide coverage and up-to-date data;

●	Fast and accurate 3D map generation; and

●	API scalability and reliability to support diverse enterprise applications.

We recognize three core elements as critical to our continued success:

●	The optimization and scalability of our common software platform;

●	Our strategic position as a trusted software partner to OEMs; and

●	Our ability to coexist with large and influential technology companies by delivering differentiated value through UX/UI and tailored features.

We believe that these strengths allow us to compete effectively across markets and lay the foundation for our continued growth, both in Japan and globally.

Research and Development

Our R&D team plays a central role in advancing our technology roadmap. As of the date of this annual report, the team consists of approximately 50 staff members, including a core group of 15 specialists who lead major development efforts and oversee the strategic direction of our R&D initiatives. Our R&D expenditure totaled JPY1,536.7 million ($9.8 million) for the fiscal year ended February 28, 2026, JPY1,057.7 million for the fiscal year ended February 28, 2025, and JPY960.9 million for the fiscal year ended February 29, 2024, respectively.

In recent years, our R&D activities have focused primarily on the development of automatic 3D modeling technology from dashcam video footage, under the DynaPlanet project. Our goal is to generate accurate 3D spatial data from dashcam inputs, enabling advanced mapping and analysis capabilities.

Current geospatial information systems are struggling to keep pace with the rapid transformation of urban and transportation environments. Traditional map providers face significant limitations both in cost and timeliness. Updates relying on satellite imagery or dedicated mapping vehicles are not only expensive but also inherently delayed, making them ill-suited for dynamic cityscapes. Further complicating matters are the growing complexities of modern cities, including vertical expansion (for instance, high-rise buildings), underground infrastructure, and legal and national security restrictions that limit the use of drones for wide-scale data acquisition in urban areas.

To address these challenges, we have initiated and invested in the development of a new geospatial framework, the DynaPlanet. Unlike conventional maps, DynaPlanet reconstructs and updates wide-area spatial data using limited visual inputs, such as images and videos collected from everyday devices. This allows for real-time, low-cost, and scalable acquisition of urban geospatial information.

Looking ahead to a future where vehicles and drones operate autonomously in complex urban environments, DynaPlanet is positioned to serve as the core infrastructure for navigation, spatial awareness, and control. We have already established systems capable of dynamically delivering and updating DynaPlanet-based spatial data and software to vehicles and smartphones, demonstrating a strong foundation for practical, real-world deployment of this next-generation technology.

This direction aligns closely with our business focus, as many of our customers are mobility OEMs, and we have established experience in both map development and dashcam integration. With access to large volumes of video and image data through connected dashcam solutions, we are well positioned to lead innovation in this area. Progress on this project has been steady and is proceeding according to our development plan.

We launched the first DynaPlanet-based service, Dynamic Share Map, in March 2026. Following the initial release, we aim to expand geographic coverage and continuously improve the accuracy and quality of the 3D models generated, thereby enhancing the value we can offer to OEMs and other mobility-related partners.

To protect the outcomes of our R&D efforts, we have registered patents, trademarks, and design in key markets, including Japan, the United States, Germany, and Thailand. These measures are part of our strategy to secure and protect intellectual property on a global scale.

We, from time to time, do joint research and development with universities in Japan. In the past ten years, we entered into joint research and development agreements with Tokyo Institute of Technology (currently known as Institute of Science Tokyo), University of Hyogo, and Kwansei Gakuin University, where we jointly researched on, for example, construction of experimental environment for capturing and collecting images using in-vehicles cameras or smartphones, development of deep learning algorithms employing geographic information metadata to recommend relevant topics to application or software users, and developing data processing methods for acquiring and processing and distributing mobile data collected from moving vehicles. As of the date of this annual report, all joint research and development agreements with universities have expired, except for the joint research development agreement with Institute of Science Tokyo and Kwansei Gakuin University.

Insurance

We currently maintain fire insurance and life insurance. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays, and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in Japan.

Employees

We had 483, 452, and 426 full-time employees as of February 28, 2026, February 28, 2025, and February 29, 2024, respectively. As of February 28, 2026, we do not have any part-time employees. We have 316 contract workers as of February 28, 2025. The following table sets forth the number of our full-time employees employed by each of our operating entities as of February 28, 2026:

Entity	Number
Micware	26
Micware Navigations	153
Micware Automotive	142
Micware Mobility	109
Micware Operation	46
Micware Create	7
Total	483

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a one-month advance notice. If, upon evaluation, an employee’s work attitude is extremely poor or if misconduct is repeated, the Company may proceed with dismissal. We also enter into a confidentiality agreement with each employee.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Intellectual Property

As of June 11 2026, we had 18 registered domain names.

We had 307 registered patents in Japan, 45 registered patents in the U.S., 12 registered patents in European countries, two registered patents in China, one registered patent in Taiwan, and one registered patent in Thailand.

We also had 154 registered trademarks in Japan, 12 registered trademarks in the U.S., 10 registered trademarks in the United Kingdom, 14 registered trademarks in European Union, 10 registered trademarks in Thailand, and 40 registered trademarks in 16 other countries, including Hong Kong and Taiwan.

In addition, we had one registered design in the U.S.

As of June 11, 2026, our pending intellectual property applications in Japan included 39 patents and 4 trademarks.

Properties

As of the date of this annual report, we own one property in Japan and lease an aggregate of 13 offices in Japan, two offices in the U.S, one office in Germany, and one office in Thailand. The owned property is being used as a recreational facility and accommodation for employees on long-term business trips. The areas of owned and leased premises are based on the figures specified in the land use certificates or the corresponding lease agreements. The following table shows notable information for the properties we lease as of the date of this annual report:

Location (Japan)	Size (Square Feet)	Current Use	Term of Use	Annual Rent (JPY)
Kobe (Kobe Asahi Building)	13,185	Office	April 1, 2026 to March 31, 2028 Automatically renewed every two years	66,126,264
Kobe (Kobe Crystal Tower)	26,581	Office	April 1, 2025 to March 31, 2027 Automatically renewed every two years	105,544,932
Shinagawa, Tokyo*	16,744	Office	June 1, 2023 to May 31, 2028	176,413,560
Osaka	37,492	Office	August 1, 2024 to July 31, 2027	351,000,000
Kobe (Kobe Kyukyoryuchi No.91)	14,160	Office	July 1, 2025 to June 30, 2030	108,286,224
Sapporo	13,837	Office	September 1, 2024 to August 31, 2029	108,196,620
Yokohama	11,725	Office	4th and 5th floors: October 1, 2023 to September 30, 2026 6th floor: January 1, 2017 to December 31, 2026 Automatically renewed every two years	46,124,880
Toyama	8,537	Office	August 1, 2024 to July 31, 2026 Automatically renewed every two years	37,722,360
Nagoya	9,508	Office	September 1, 2022 to August 31, 2027	90,778,584
Hakata	5,321	Office	November 1, 2024 to October 31, 2026 Automatically renewed every two years	23,885,136
Nogizaka, Tokyo	5,077	Office	August 1, 2024 to September 30, 2026 Automatically renewed every two years	34,519,200
Utsunomiya, Tochigi	710	Office	April 15, 2026 to April 14, 2028	3,492,180
Ashiya, Hyogo	14,718	Residence	Obtained on September 30, 2015	Owned property

*	There are two offices in Shinagawa, Tokyo.

Location (overseas)	Size (Square Feet)	Current Use	Term of Use	Annual Rent
Columbus, Ohio, USA	6,250	Office	July 1, 2019 to June 30, 2027		$80,460
New York, USA	325	Office	December 1, 2025 to November 30, 2026		$24,240
Bangkok, Thailand	4,162	Office	April 16, 2026 to April 15, 2029	Baht	2,125,028
Düsseldorf, Germany	Not ascertainable	Office	April 1, 2026 to March 31, 2027		€53,520

We believe that our existing facilities are sufficient for our near-term needs.

Seasonality

Our business is not subject to seasonal fluctuations.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Regulations

We are subject to a variety of laws and regulations in Japan that affect our operations. These include, but are not limited to, laws governing software development and information technology, telecommunications and network connectivity, automotive industry requirements, data privacy and protection, consumer protection, cybersecurity, AI, and export controls. As we continue to expand our operations globally, including in the United States, Germany, and Thailand, we anticipate that we will become subject to additional regulations in those jurisdictions as well.

Software Development and Information Technology Regulations

Our core business activities in Japan involve the development of embedded software for IVI systems, navigation software, and mobile applications. These activities are subject to the following laws and regulations:

●	Act on the Prohibition of Unauthorized Computer Access (Act No. 128 of August 13, 1999, as amended) governs unauthorized access to computer systems;

●	Copyright Act protects our proprietary software assets, such as micAuto-PF and Navi Core;

●	Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962, as amended) regulates the promotion and advertisement of our consumer-facing applications; and

●	Act on the Development of an Environment that Provides Safe and Secure Internet Use for Young People (Act No. 79 of June 18, 2008, as amended) applies to mobile applications accessible by minors.

We also follow industry norms and customer guidelines in software development practices and intellectual property protection.

Telecommunications and Network Connectivity

We provide OTA updates, telematics, in-car Wi-Fi, and cloud-based services that rely on third-party telecommunications providers. While we are not classified as a telecommunications carrier under Japanese law, our use of telecommunications infrastructure renders us indirectly subject to the Telecommunications Business Act (Act No. 86 of December 25, 1984, as amended) and the Radio Act (Act No. 131 of May 2, 1950, as amended), particularly with respect to connected vehicle devices and LPWA communications, such as LTE-M.

Automotive Industry and Vehicle Software Regulations

As a provider of embedded software for vehicles, we must comply with safety and technical standards required by our OEM customers. These standards incorporate Japanese domestic law and international automotive norms, including:

●	Road Transport Vehicle Act (Act No. 185 of June 1, 1951, as amended), concerning vehicle safety;

●	ISO 26262, standardized by International Organization for Standardization in November 2011 and amended in December 2018, describing a framework for functional safety to assist the development of safety-related electrical and/or electronic systems (“E/E system”) that are installed in series production road vehicles, excluding mopeds; and

●	AUTOSAR (AUTomotive Open System ARchitecture), a global partnership of leading companies in the automotive and software industry to develop and establish standardized software framework and open E/E system architecture for intelligent mobility, and Automotive SPICE (ASPICE) standards, published and established worldwide by the Automotive Special Interest Group (AUTOSIG) and employed by leading OEMs and suppliers to evaluate development processes of software-based systems in and around the vehicle, both being followed by our internal development and quality assurance systems, such as CARE-SUITE.

Although we do not manufacture hardware, our software must be tested and validated under OEM-mandated automotive safety compliance frameworks.

Data Privacy and Protection

We collect, store, and process user data, including personal and geolocation data, through various services, such as BeatMap, PinnAR, and connected vehicle platforms. As such, we are subject to Japan’s Act on the Protection of Personal Information (“APPI”) (Act No. 57 of May 30, 2003, as amended), which imposes obligations on:

●	Obtaining user consent;

●	Proper use and disclosure of personal data;

●	Cross-border data transfers; and

●	Implementing technical and organizational security measures.

Under APPI, we are required to lawfully use personal information we have obtained within the purposes of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties without obtaining prior consent of the corresponding individual, except for (i) cases based on laws and regulations, (ii) cases in which there is a need to protect human life, body or fortune, and when it is difficult to obtain a principal’s consent, (iii) cases in which there is a special need to enhance public hygiene or promote fostering healthy children, and when it is difficult to obtain a principal’s consent, or (iv) cases in which there is a need to cooperate in regard to a central government organization or a local government, or a person entrusted by them performing affairs prescribed by laws and regulations, and when there is a possibility that obtaining a principal’s consent would interfere with the performance of the said affairs.

Non-compliance with any order issued by the Personal Information Protection Commission or any other relevant authorities to take necessary measures to comply with the law could subject us to criminal and/or administrative sanctions. Anonymously processed information (tokumei kako joho), pseudonymized information (kamei kako joho), and individual-related information (kojin kanren joho) are subject to the Personal Information Protection Act.

We maintain a privacy policy that reflects our commitment to protecting personal data and our obligation to manage such data in accordance with applicable laws and internal corporate rules. Our policy requires us to implement appropriate security measures, ensure the accuracy of personal data, promptly delete unnecessary data, and conduct regular training for employees on privacy protection.

Artificial Intelligence and Content Regulation

We incorporate AI into several of our products, including BeatMap and DynaPlanet, which involve natural language processing and geospatial estimation. Japan enacted the Act on Promotion of Research and Development, and Utilization of Artificial Intelligence-related Technology (Act No. 53 of June 4, 2025), which establishes a basic framework for promoting the research and development and utilization of AI-related technology, including basic principles, responsibilities of the national and local governments, research and development institutions, and business operators utilizing AI-related technology, and the establishment of the AI Strategy Headquarters. In addition, the Japanese government has issued AI Guidelines for Business version 1.0 on April 19, 2024, which we voluntarily observe. The guidelines are established by Ministry of Internal Affairs and Communications and Ministry of Economy, Trade and Industry, and the latest version, version 1.2, was published on March 31, 2026. These guidelines outline fundamental concepts necessary for the development, provision, and use of AI. The ten “Common Guiding Principles” outline (i) seven certain principles AI business actors should consider when doing their business activities, including (1) human-centric, (2) safety, (3) fairness, (4) privacy protection, (5) ensuring security, (6) transparency, and (7) accountability) and (ii) three certain principles AI business actors are expected to collaborate with general society, including (1) education/literacy, (2) ensuring fair competition, and (3) innovation.

We also follow the Act on Responses to Rights Infringement, etc. Arising from the Distribution of Information by Specified Telecommunications (Act No. 137 of November 30, 2001, as amended), which governs intermediary liability for content on our user-facing applications, such as PicLive, and implement content moderation tools for user-generated content.

Export Control and Cross-Border Transfers

We export proprietary software and technical know-how from Japan to our overseas subsidiaries and customers. Accordingly, we are subject to the FEFTA (Act No. 228 of December 1, 1949, as amended), which governs the export of cryptographic and dual-use technologies. We believe that we comply with Japanese export screening procedures and obtain licenses when required.

Cross-border transfers of personal data are also subject to APPI requirements. Japan has received adequacy recognition from the European Commission under GDPR, facilitating compliant data transfer with our EU operations.

Company Laws

The formation, organization, operation, and management of companies are governed by the Companies Act and other related laws. Our Company is categorized as “Company with a Board of Corporate Auditors” provided by the Companies Act.

According to our Japanese legal counsel, as of the date of this annual report, we comply with these laws and regulations.

Intellectual Property Protection Laws

There are various intellectual property laws in Japan, including the Patent Act (Act No. 121 of April 13, 1959, as amended), the Utility Model Act (Act No. 123 of April 13, 1959, as amended), the Design Act (Act No. 125 of April 13, 1959, as amended), the Trademark Act (Act No. 127 of April 13, 1959, as amended), and the Copyright Act (Act No. 48 of May 6, 1970, as amended). The Patent Act provides patent right and regulates protection and utilization of inventions. The Utility Model Act provides utility model right and regulates protection and utilization of devices. The Design Act provides design rights. The Trademark Act provides trademark rights. The Copyright Act provides for authors’ rights and neighboring rights.

For details about our patents and trademarks, see “—Intellectual Property.”

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.

According to our Japanese legal counsel, as of the date of this annual report, we comply with these laws and regulations.

Regulations under the Antimonopoly Act

Japan has antitrust laws that protect consumers and regulate how companies operate their businesses. Among the various Japanese antitrust laws, the seminal antitrust law is the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (the “Antimonopoly Act”). The Antimonopoly Act prohibits private monopolization, unreasonable restraint of trade, and certain unfair trade practices, and regulates business combinations and other conduct that may substantially restrain competition.

The Japan Fair Trade Commission (the “JFTC”) enforces the Antimonopoly Act and other Japanese antitrust laws.

If the JFTC finds conduct that violates the Antimonopoly Act, it may issue cease and desist orders, impose administrative surcharge payment orders in certain cases, or require other measures necessary to eliminate such violations.

In the event the JFTC suspects any violation of the Antimonopoly Act or determines that we have violated the Antimonopoly Act, we could be exposed to risks, including governmental action against us.

Regulations regarding Customer Protection

We are subject to laws and regulations regarding customer protection, which could affect us in jurisdictions in which we sell our products.

In Japan, Consumer Contract Act (Act No. 61 of May 12, 2000, as amended) mainly regulates the customer protection. The Consumer Contract Act invalidates certain provisions in contracts with consumers, such as exemption of compensation for damages to consumers and restrictions of termination by consumers due to the seller’s breach of contract. We believe that we comply with these regulations.

Regulations on Advertising

The Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this act, so as not to mislead our customers. We believe that we comply with these regulations.

Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors

In Japan, the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors, which was revised from January 1, 2026 as the Act Against Delay in Payment of Fees, etc. to Small and Medium-sized Entrusted Business Operators in Manufacturing and Other Specified Fields, is the law regulating certain level of large companies subcontracting their jobs to protect subcontractors from exploitation. This act is applicable to a subcontracting of work if, among others, (i) the type of subcontracted work is creation of program, (ii) registered capital of the large procuring enterprise exceeds JPY300 million or the number of its employees is more than 300, and (iii) registered capital of the subcontractor is JPY300 million or less or number of its employees is 300 or less. In a case where this act is applied, a number of duties are imposed on the procuring enterprise. These duties include, among others: (i) duty to provide a document stating terms and conditions of order, such as the amount of subcontract fees; (ii) duty to retain the document; (iii) duty to specify a payment due, which must not exceed 60 days from receipt of the work; (iv) prohibition of unreasonable refusal of deliverable; (v) prohibition of delay in payment of subcontract fees; (vi) prohibition of setting subcontract proceeds at a level conspicuously lower than the price ordinarily paid for the same or similar content of work; (vii) prohibition of unreasonable request of rework; (viii) prohibition of unilateral determination of the amount of fees without consultation; and (ix) prohibition of payment by promissory notes or other payment methods that make it difficult for the entrusted business operator to receive the full amount of fees by the payment due date.

Other Legal and Compliance Matters

We are also subject to general commercial regulations in Japan, including:

●	Act on the Prevention of Unjust Acts by Organized Crime Group Members (Act No. 77 of May 15, 1991, as amended); and

●	Anti-bribery and unfair competition laws, including obligations under the Unfair Competition Prevention Act (Act No. 47 of May 19, 1993, as amended).

We have adopted internal compliance policies and provide training to employees on matters including anti-corruption, trade compliance, and ethical conduct. As we grow our overseas operations and pursue an international public offering, we are enhancing our global compliance infrastructure.

Material Regulations in the United States

Data Privacy and Cybersecurity

In the United States, we are subject to federal and state laws and regulations regarding data privacy and protection. U.S. rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA contain requirements regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right of individuals to request access to and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provides a private right of action and statutory damages for data breaches. State laws are changing rapidly as other states in the United States have adopted or are considering adopting similar laws. There is also discussion in Congress of a new comprehensive federal data protection law to which our U.S. operations would become subject if it were enacted.

All U.S. states have enacted legislation that addresses certain aspects of data privacy. Much of such legislation focuses on notification to data subjects and regulators in the event of a data breach, but as privacy becomes more of a focus for both regulators and the general public, many states have amended their original data-breach legislation to address a broader scope of personal information and to impose additional requirements on companies in the event of a data breach. This patchwork of legislation and regulations regarding security, privacy and data protection may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope or offer greater individual rights with respect to personal data than federal or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts.

We adhere to certain cybersecurity and compliance guidelines when developing our products and services, including:

●	Federal Information Security Management Act, mandating risk management and security standards for systems handling U.S. federal government information;

●	Special Publication 800 Series, the guidelines by the National Institute of Standards and Technology (NIST), which are developed to address and support the security and privacy needs of the U.S. federal government information and information systems;

●	cybersecurity best practices recommended by the U.S. Cybersecurity & Infrastructure Security Agency; and

●	the Payment Card Industry Data Security Standard which regulates how entities store, process, and transmit cardholder data and/or sensitive authentication data.

Employment

We have employees in Ohio. Employees in Ohio are generally deemed to be employees at will, meaning they can be terminated, or the terms and conditions of their employment can be altered, for any reason or no reason, absent a contractual arrangement that alters the employment at-will status. Broadly, we are obligated to comply with applicable Ohio employment-related laws and regulations, including wage and hour standards, anti-discrimination, anti-harassment, and anti-retaliation prevention, whistleblower protection, and state laws on restrictive covenants on confidential information, invention assignment, non-competition and non-solicitation.

Material Regulations in European Union and Germany

Data Privacy and Cybersecurity

In the EU and Germany, we are also subject to laws and regulations regarding data privacy and protection. These include the EU General Data Protection Regulation (“GDPR”). In addition to our general privacy policy, we have also established a separate privacy policy specifically designed to comply with the requirements of the GDPR for customers located in the EU.

In Germany, we are also subject to the Federal Data Protection Act (the “BDSG”), which implements the provisions of the GDPR. The BDSG sets out specific regulations and guidelines concerning the collection, processing, and storage of personal data by both public and private entities operating within Germany’s jurisdiction. In addition to the BDSG, the Telecommunications-Digital-Services-Data Protection Act (or the “TDDDG”), provides data protection regulations specific to telecommunication and digital services providers.

The Network and Information Security (“NIS 2”) (EU 2022/2555, amending Regulation (EU) No 910/2014 and Directive (EU) 2018/1972 and repealing Directive (EU) 2016/11), sets forth measures required to be implemented for a high common level of cyber security across the EU, has come into effect. EU member states must incorporate the provisions of the regulation into their national law by October 2024. In response, Germany enacted Implementation Act for the NIS2 on network and information security in November 2025.

The Cybersecurity Act (EU 2019/881) sets out the framework for the voluntary EU common criteria (“EUCC”) cybersecurity certification scheme. The adoption measures are laid out in the EUCC Implementing Regulation, which took effect on February 27, 2025. The Cybersecurity Act applies to any organization that manufactures or provides information technology and computer products and services in the EU.

The Cyber Resilience Act (EU 2024/2847, “CRA”) imposes a range of cybersecurity obligations on manufacturers, importers and distributors of products with digital elements. It creates a uniform regulatory framework for cybersecurity across the EU, addressing the increasing risks associated with connected devices and digital products. The CRA imposes binding minimum cybersecurity standards for hardware and software products with digital components, thereby enhancing the overall security posture of the European union market. The CRA was entered into force on December 10, 2024, but most provisions will become applicable 36 months later, while reporting requirements will become effective 21 months after the entry into force.

The German IT Security Act 2.0, enacted in 2021, strengthens Germany’s cybersecurity framework by expanding the definition of critical infrastructure and imposing stricter security requirements on operators, companies of special public interest, and manufacturers of IT components used in critical infrastructure. It enhances the authority of the Federal Office for Information Security (BSI), mandates IT security standards, incident reporting, and certification for critical components (especially in 5G networks).

Employment

German labor and employment relations are regulated by a number of different laws and regulations, for example, Act on Protection against Unfair Dismissal, Act on Working Hours, Federal Vacation Act, Act on Continued Remuneration with regard to sick pay, Minimum Wage Act, Act on Temporary Employment, Works Constitution Act, Act on Collective Bargaining Agreements, case law, collective bargaining agreements, works agreements and individual employment contracts. In general, in Germany, in business units with more than 10 employees, the requirements for a valid notice and restrictions on terminations are governed by the Act on Protection Against Unfair Dismissal. The employer must observe certain form requirements for terminations.

Material Regulations in Thailand

Foreign Investment in Thailand

The laws and regulations in Thailand place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. The Thai Foreign Business Act B.E. 2542 (1999 (“FBA”) requires foreigners to obtain approval under the FBA in order to engage in most service businesses. A company registered in Thailand will be considered a foreigner under the FBA if foreigners hold 50% or more of the shares in the company. Micware Asia Pacific, our subsidiary in Thailand, is considered a foreigner under the FBA, and it has obtained an approval under the FBA necessary for its operation.

Board of Investment of Thailand

Under Investment Promotion Act B.E. 2520 (“IPA”), an investor may apply for investment incentives, such as tax benefits, with the Board of Investment of Thailand (“BOI”). Micware Asia Pacific has been granted various privileges from BOI, such as the right to employ foreign experts and certain tax exemptions. Such incentives are granted to us by way of a BOI certificate which contains conditions which must be complied with to maintain the grant. The failure to do so will result in the revocation, in total or in part, of the BOI certificate and certain penalties related to such revocation, such as it shall be treated as if the investor had never been granted an exemption or reduction of taxes and duties and shall be required to pay taxes and duties computed on the basis of the condition and price of the items and the rate of taxes and duties thereof, as existed on the date of the relevant import or export. As for the reduction of the granted taxes and duties, the outstanding balance of the full amount of taxes and duties as computed above shall be paid.

Data Privacy and Cybersecurity

Thai regulations governing data privacy and cybersecurity include those promulgated under the authority of the Personal Data Protection Act B.E. 2562 (2019) (the “Personal Data Protection Act”), the Computer Crime Act B.E. 2550 (2007), as amended (the “Computer Crime Act”), the Cybersecurity Act B.E. 2562 (2019), and the Electronic Transactions Act B.E. 2544 (the “Electronic Transactions Act”).

Personal data collected from our conduct of businesses fall within the scope of the Personal Data Protection Act. The Personal Data Protection Act applies to the collection and processing of personal data, including but not limited to the collection, use, disclosure or transfer by a data controller or a data processor. As the law has extraterritorial enforcement, data controllers and data processors both in and outside of Thailand may be subject to this regulation. Cross-border transfer of personal data is subject to those criteria and methods as prescribed by the Personal Data Committee Notifications pursuant to Section 28 and Section 29 of the Personal Data Protection Act. In addition, data controllers are required to inform data subjects of the purpose of their collection and subsequent processing of the personal data collected, and obtain consent for such collection or processing, unless otherwise provided in the Personal Data Protection Act or the regulations or announcements issued by the Personal Data Protection Commission.

The Computer Crime Act regulates computer-related offenses. It criminalizes unauthorized access to computer systems, interception of data, and alteration or destruction of computer data, with penalties ranging from fines to imprisonment. The act also addresses the distribution of malware and the posting of false or harmful information online. Amendments in 2017 expanded its scope to include stricter content regulation, empowered authorities to block illegal content, and required service providers to retain traffic data, though these changes have raised concerns about freedom of expression.

The Cybersecurity Act applies to both public and private sector entities that own information and communication infrastructure essential for maintaining vital societal functions, known as Critical Information Infrastructure (“CII”), and to those engaged in services such as information technology and telecommunications. Under this Act, these organizations are required to establish internal guidelines for managing cybersecurity issues, ensuring that these guidelines align with the national cybersecurity master plan. Thailand’s National Cyber Security Committee (“NCSC”) sets out general cybersecurity policies and action plans and minimum standards for computer systems used in both government agencies and CII entities, according to the national cybersecurity master plan.

The Electronic Transactions Act is foundational for e-commerce business in Thailand, providing businesses with the legal assurance needed to conduct transactions online. It mandates that businesses adopt measures to ensure the integrity and security of electronic records. For B2C online businesses in Thailand, the act guarantees that electronic contracts and records are legally valid as long as they meet standards of reliability and accessibility. We are required to comply with these standards when obtaining users’ electronic consent for terms of service for our application.

Employment

Labor matters are mainly governed by the Thai Civil and Commercial Code and the Thai Labor Protection Act, B.E. 2541 (1998), as amended, and its subsequent notifications. The laws stipulate the relationship between the employer and the employees in essential aspects, including working hours, leaves, wages, entitlements, employment termination and severance payment, etc. The employment arrangement can be made verbally and is not required in writing.

Under the Thai Labor Protection Act, it is mandatory for employers to establish work rules when 10 or more employees are hired and it shall cover the following issues: (i) working days, normal working hours and rest period; (ii) holidays and rules governing the taking of holidays; (iii) rules governing overtime and holiday work; (iv) the day and place where wages, overtime pay, holiday pay and holiday overtime pay are to be made; (v) leave and rules governing the taking of leave; (vi) discipline and disciplinary measures; (vii) lodging of grievances; and (viii) termination of employment, severance pay and special severance pay. In addition, all employees of businesses with more than 10 employees shall be members of the Employee Welfare Fund. Employers are required to make a deduction from the employees’ wage to pay for contributions, and the employer shall pay supplementary contributions to the Employee Welfare Fund at a rate of 0.25% of the wages effective from October 1, 2025 until September 30, 2030. The 0.25% rate will increase to 0.50% from October 1, 2030.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is designed to provide readers of our financial statements with a narrative from the perspective of Company’s management. You should read the following discussion and analysis of our results of operations and financial condition in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors,” “Forward-Looking Statements,” and elsewhere in this annual report.

Overview

We are a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. Our main focus is the development and sale of IVI systems that cover a broad range of modern car functionality from multimedia to navigation, human machine interface, telematics, and driver assistance. We also specialize in the development of navigation software and location information-based smartphone applications. Since the establishment of Micware in 2003, we have accumulated over 20 years of experience in software development in the automotive industry, which has translated into significant business growth. As of the date of this annual report, our business is operated across Japan through 6 operating entities and 12 branch offices. We have also established subsidiaries in the U.S., Thailand, and Germany, for our operations overseas.

We present our results of operations by three categories:

●	SDV: relates to the development and sale of software systems designed for SDV, including IVI system software and other mobility-enhancing software products, conducted by Japanese subsidiaries.

●	LBS: relates to the development and licensing of in-vehicle navigation software systems, and other geographic data-based services for B2B customers, mainly serving end users.

●	Other: primarily comprises software development services conducted by overseas subsidiaries designed for SDV, and B2C mobile app services unrelated to in-vehicle navigation.

We disaggregate our revenue into three categories: (i) software development services, (ii) licensing, and (iii) other software-related services.

(i)	We provide software development services that include the design and delivery of custom automotive software based on our proprietary IVI platform. Our platform supports a wide range of functions such as navigation, multimedia, and connectivity across Android-based and Linux-based environments, and enables efficient, modular development to meet a variety of customer requirements.

(ii)	We generate licensing revenue primarily by granting customers rights to use our proprietary software modules, such as navigation engines, under licensing arrangements. These modules are generally integrated into in-vehicle systems by Tier 1 suppliers and are licensed on a per-unit basis.

(iii)	We also provide other software-related services, which include after-sales maintenance and support services to customers who have licensed or developed software with us, as well as B2C mobile app services unrelated to in-vehicle navigation.

For the fiscal years ended February 29, 2024 and February 28, 2025 and 2026, we had total revenue of JPY17,516.7 million, JPY21,119.3 million and JPY21,895.8 million (approximately US$140.3 million), respectively. For the fiscal year ended February 29, 2024, revenue generated from software development services, licensing, and other software-related services was JPY13,429.1 million, JPY3,364.6 million, and JPY723.1 million, respectively, constituting 76.7%, 19.2%, and 4.1% of our total revenue, respectively. For the fiscal year ended February 28, 2025, revenue generated from software development services, licensing, and other software-related services was JPY17,178.2 million, JPY3,175.1 million, and JPY766.0 million, respectively, constituting 81.4%, 15.0%, and 3.6% of our total revenue, respectively. For the fiscal year ended February 28, 2026, revenue generated from software development services, licensing, and other software-related services was JPY17,521.6 million (approximately US$112.3 million), JPY3,228.8 million (approximately US$20.7 million), and JPY1,145.4 million (approximately US$7.3 million), respectively, constituting 80.0%, 14.8%, and 5.2% of our total revenue, respectively.

For the fiscal years ended February 29, 2024 and February 28, 2025 and 2026, we had net income of JPY1,370.6 million, JPY1,330.6 million, and JPY1,602.6 million (approximately US$10.3 million), respectively. Unless otherwise indicated, references to net income in this section refer to net income attributable to the Company’s ordinary shareholders.

For recent developments regarding our IPO, see “Item 4. Information on the Company—A. History and Development of the Company—Corporate History—Our IPO” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

Key Factors Affecting Results of Operations

We operate in a highly competitive automotive software industry, and increased competition could adversely affect our revenue and profitability.

Many companies in the IVI industry are large-scale enterprises with abundant capital and human resources, and competition is becoming increasingly intense. In both the SDV and LBS domains, it is common to engage customers by first engaging in software development, which is later monetized through license income and licensing-related services. Because large-scale software development typically requires substantial resources, such large-scale enterprises are often in a more advantageous position when bidding for such projects, and thus represent a significant competitive threat. Indirectly, we also compete with the in-house development initiatives of OEMs, who are our customers in the IVI contract development space. Intensified competition may exert pressure on pricing and development schedules, which could materially and adversely affect our customer base, project unit prices, revenue, and profit margins. Heightened competition may also lead to a decrease in average revenue per customer and an increase in selling and recruiting expenses, which could negatively impact our profitability and cash flows.

We are highly dependent on a limited number of major customers, who are large OEMs with significant buying power, and this concentration poses risks to our business.

A substantial portion of our revenue is derived from a limited number of major customers, most of whom are large-scale OEMs in the automotive industry. These OEMs possess significant bargaining power due to their size, procurement scale, and internal technical capabilities. As a result, they are often able to demand favorable terms, including lower pricing, extended payment terms, and compressed development schedules, which can adversely affect our profit margins and cash flows. In addition, the high concentration of revenue among a few key customers exposes us to increased risk in the event of a loss, delay, or reduction in orders from any of these customers. Strategic decisions by such OEMs, including shifting to in-house development of IVI systems or changing suppliers due to cost, technical, or strategic considerations, could materially impact our revenue. Furthermore, because these OEMs often engage in long and complex product development cycles, any changes in their vehicle programs, volume forecasts, or launch timelines can directly influence the timing and amount of our recognized revenue. As competition in the IVI and SDV markets continues to intensify, these dynamics may become more pronounced, increasing the uncertainty of our business performance and operational planning.

The performance and retention of engineers are critical to our project execution capabilities and profitability.

Our business is highly dependent on the productivity and retention of skilled engineers with advanced technical capabilities. A significant portion of our workforce consists of experienced professionals with deep domain expertise and hands-on experience in areas such as SDVs and LBS. These engineers play a central role in ensuring project quality, on-time delivery, and customer satisfaction. The loss or departure of such experienced engineers could materially impair our development capacity, hinder our ability to meet project deadlines, and reduce our chances of securing new contracts or expanding existing ones. Furthermore, competition for engineering talent in the automotive software industry has been intensifying year by year, and the recruitment and retention of top-tier engineers remain critical and ongoing challenges for us. If we are unable to maintain a stable and highly capable engineering team, it may negatively impact our ability to secure projects and execute them efficiently. In such cases, we may become increasingly reliant on subcontractors and external partners, which could lead to higher costs, diminished quality control, and adverse effects on our profitability and cash flows. To maintain our competitive advantage and support sustainable growth, we intend to continue investing in talent acquisition, development, and retention.

We are highly dependent on the Japanese market, and any deterioration in the economic, social, or regulatory environment in Japan could materially and adversely affect our performance. At the same time, we believe our technology has demonstrated a certain level of competitiveness in the global market.

A substantial majority of our revenue is generated from customers located in Japan, and most of our personnel are also based in Japan. While we have established subsidiaries in North America, the EU, and Southeast Asia, revenue contributions from these overseas regions have remained limited on a consolidated basis to date. This geographic concentration makes us vulnerable to risks specific to the Japanese market. For example, a downturn in the Japanese economy, inflationary pressure, labor shortages, or changes in government policies and regulatory frameworks could materially and adversely affect our business operations, financial condition, and results of operations. In addition, region-specific disruptions such as natural disasters, public health emergencies, or geopolitical tensions could negatively impact our business continuity and our ability to provide services to customers. Our current dependency on the Japanese market also limits the regional diversification of our revenue base. If we are unable to expand our overseas operations and customer base in a timely and effective manner, it may become difficult to mitigate the risks of domestic market saturation or economic downturns, and our long-term growth prospects and resilience to external shocks could be adversely affected. On the other hand, our major customers—Japanese OEMs—have secured a significant share in the global automotive market. As our technologies are integrated into their products, this indicates that our solutions are being adopted and accepted by consumers worldwide. We view this as a positive factor that demonstrates the quality and global competitiveness of our technology and provides a potential foundation for our future international expansion. We intend to leverage this advantage to strengthen our business platform as we pursue growth opportunities beyond Japan.

Our recent group reorganization aimed at enhancing operational efficiency and business synergy may not achieve its intended results and could lead to increased complexity and operating costs.

In Mach 2024, we implemented a group reorganization to better integrate overlapping business operations and pursue synergies across the organization. Prior to the reorganization, our parent company operated three business units internally, while several businesses acquired externally—although partially overlapping in function—continued to operate as separate legal entities. As part of the reorganization, we consolidated these overlapping businesses by integrating the acquired companies with the relevant business units, aligning them more directly along functional lines. This restructuring was based on our belief that concentrating talent and operations under a unified structure would enhance management efficiency and organizational effectiveness. However, despite the time elapsed since the original acquisitions, integration of previously independent companies carries inherent risks. Post-merger integration challenges, such as cultural differences, system misalignment, inconsistent processes, and personnel attrition, may arise and could hinder the realization of expected synergies and operational improvements. Moreover, as part of the reorganization, we established new subsidiaries through company split processes, resulting in an increase in the number of legal entities within the group. This may lead to greater administrative and compliance costs, as well as increased complexity in group-level management and financial reporting. If we fail to successfully execute the reorganization or manage the expanded group structure effectively, our anticipated benefits may not materialize, and we may experience operational inefficiencies, increased costs, or disruption to our business activities, all of which could adversely affect our business, financial condition, and results of operations.

Key Components of Our Results of Operations

Revenue

We disaggregate revenue into the following major categories:

Software development services

The Company generates revenue from software development services. This includes the design and delivery of custom automotive software based on the Company’s proprietary IVI platform. The platform supports a range of functions such as navigation, multimedia, and connectivity across Android- and Linux-based environments, and enables efficient, modular development for a variety of customer requirements.

Licensing

The Company grants customers rights to use its software modules, such as navigation engines, under licensing arrangements for a fixed term, in most cases between a three- and five-year time frame. These modules are generally integrated into in-vehicle systems by Tier 1 suppliers and licensed on a per-unit basis.

Other Software-Related Services

The Company generates other software-related revenue primarily from after-sales maintenance and support services provided to customers who have licensed or developed software with the Company. The Company also earns revenue from bundled equipment-and-software arrangements, primarily through the Company’s Mvcube service, which is classified as sales-type leases.

Cost of revenue and gross profit

Cost of revenue consists primarily of employee-related expenses, material costs, outsourcing expenses, license fees, project-related transportation costs, rental fees, communication costs, and allocated overhead. Employee-related expenses include salaries, bonuses, accrued vacation expenses, and fringe benefits.

Our ability to lower our cost of revenue depends on our capability to improve engineer utilization and productivity, enhance customer acquisition and retention, increase our share of spend within OEM customers, increase unit pricing per customer or project, and achieve cost reductions in outsourcing as well as procurement from our suppliers.

Our employees are a critical asset, necessary for our continued success. Therefore, we expect to continue hiring talented employees and providing them with competitive compensation programs. We manage the utilization levels of our delivery professionals through strategic hiring practices, dynamic management of staff, and efficient staffing of projects. Some of these professionals are hired and trained to work for specific customers or on specific projects. Our staff utilization also depends on the general economy and its effect on our customers and their business decisions regarding the use of our services.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include all operating costs of the Company, except cost of revenue, as described above. These primarily consist of directors’ and staff costs, recruitment costs, promotion fees, professional fees, commission fees, rental fees, depreciation, transportation costs, and advertisement fees. Since we do not operate separate sales departments, our operating costs related to selling activities are managed together with administrative costs, as they serve similar functions and pertain to the same aspects of the business. Accordingly, the Company has consolidated them into a single line item under this title.

After the completion of this offering, we expect to incur on an ongoing basis certain new cost related to the requirements of being a publicly traded company, including insurance, accounting, legal, and other professional services costs, which could be material.

Research and development expenses

Research and development expenses include costs attributable to the conduct of research and development programs, including employee-related expenses, rental fees, utility costs, professional service costs, and material costs used for research and development activities, and related transportation expenses.

Interest expenses, net

Interest expenses consist primarily of interest on loans and finance leases. Interest income consists primarily of interest received on cash and cash equivalents.

Other income (expenses), net

Other income (expenses), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses from foreign currency exchange, and gains or losses from change in fair market value of equity securities.

Income taxes expenses

We account for income taxes using the asset and liability method under U.S. GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expenses reflect income earned and taxed, in jurisdictions in which we conduct business.

A. Operating Results

The following tables set forth our selected profit or loss data, both in absolute amount and as a percentage of total revenue for the fiscal years ended February 29, 2024 and February 28, 2025 and 2026, respectively. This information should be read together with our financial statements and related notes included elsewhere in this annual report. The results of operations in any year are not necessarily indicative of the results that may be expected for any future year.

Comparison of Results of Operations for the Fiscal Years Ended February 29, 2024 and February 28, 2025

	For the Fiscal Years Ended					Fluctuation
	February 29, 2024		February 28, 2025	February 28, 2025
	JPY	%	JPY	US$	%	JPY	%
REVENUE
Software Development Services	13,429,070	76.7%	17,178,200	114,034	81.4%	3,749,130	27.9%
Licensing	3,364,605	19.2%	3,175,130	21,078	15.0%	(189,475)	(5.6)%
Software-related Services	723,056	4.1%	765,974	5,085	3.6%	42,918	5.9%
TOTAL REVENUE	17,516,731	100.0%	21,119,304	140,197	100.0%	3,602,573	20.6%
COST OF REVENUE	12,193,425	69.6%	13,729,851	91,143	65.0%	1,536,426	12.6%
GROSS PROFIT	5,323,306	30.4%	7,389,453	49,054	35.0%	2,066,147	38.8%
OPERATING EXPENSES
Selling, general, and administrative expenses	2,469,969	14.1%	4,171,455	27,692	19.8%	1,701,486	68.9%
Research and development expenses	960,940	5.5%	1,057,697	7,021	5.0%	96,757	10.1%
TOTAL OPERATING EXPENSES	3,430,909	19.6%	5,229,152	34,713	24.8%	1,798,243	52.4%
OPERATING PROFIT	1,892,397	10.8%	2,160,301	14,341	10.2%	267,904	14.2%
OTHER INCOME (EXPENSE), NET	46,672	0.3%	(123,754)	(821)	(0.6)%	(170,426)	(365.2)%
INCOME BEFORE INCOME TAX PROVISION	1,939,069	11.1%	2,036,547	13,520	9.6%	97,478	5.0%
PROVISION (BENEFIT) FOR INCOME TAXES
Current	703,501	4.0%	953,843	6,332	4.5%	250,342	35.6%
Deferred	(163,968)	(0.9)%	(271,623)	(1,803)	(1.3)%	(107,655)	65.7%
TOTAL PROVISION FOR INCOME TAXES	539,533	3.1%	682,220	4,529	3.2%	142,687	26.4%
NET INCOME	1,399,536	8.0%	1,354,327	8,991	6.4%	(45,209)	(3.2)%
Less: net income attributable to non-controlling interests	(28,902)	(0.2)%	(23,709)	(157)	(0.1)%	5,193	(18.0)%
NET INCOME ATTRIBUTABLE TO THE COMPANY’S ORDINARY SHAREHOLDERS	1,370,634	7.8%	1,330,618	8,834	6.3%	(40,016)	(2.9)%

Comparison of Results of Operations for the Fiscal Years Ended February 28, 2025 and 2026

	For the Fiscal Years Ended February 28,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
REVENUE
Software Development Services	17,178,200	81.4%	17,521,554	112,282	80.0%	343,354	2.0%
Licensing	3,175,130	15.0%	3,228,798	20,691	14.8%	53,668	1.7%
Software-related Services	765,974	3.6%	1,145,438	7,340	5.2%	379,464	49.5%
TOTAL REVENUE	21,119,304	100.0%	21,895,790	140,313	100.0%	776,486	3.7%
COST OF REVENUE	13,729,851	65.0%	13,845,797	88,727	63.2%	115,946	0.8%
GROSS PROFIT	7,389,453	35.0%	8,049,993	51,586	36.8%	660,540	8.9%
OPERATING EXPENSES
Selling, general, and administrative expenses	4,171,455	19.8%	4,149,281	26,589	19.0%	(22,174)	(0.5)%
Research and development expenses	1,057,697	5.0%	1,536,704	9,848	7.0%	479,007	45.3%
TOTAL OPERATING EXPENSES	5,229,152	24.8%	5,685,985	36,437	26.0%	456,833	8.7%
OPERATING PROFIT	2,160,301	10.2%	2,364,008	15,149	10.8%	203,707	9.4%
OTHER INCOME (EXPENSE), NET	(123,754)	(0.6)%	(41,717)	(267)	(0.2)%	82,037	(66.3)%
INCOME BEFORE INCOME TAX PROVISION	2,036,547	9.6%	2,322,291	14,882	10.6%	285,744	14.0%
PROVISION (BENEFIT) FOR INCOME TAXES
Current	953,843	4.5%	1,030,260	6,602	4.7%	76,417	8.0%
Deferred	(271,623)	(1.3)%	(327,464)	(2,098)	(1.5)%	(55,841)	20.6%
TOTAL PROVISION FOR INCOME TAXES	682,220	3.2%	702,796	4,504	3.2%	20,576	3.0%
NET INCOME	1,354,327	6.4%	1,619,495	10,378	7.4%	265,168	19.6%
Less: net income attributable to non-controlling interests	(23,709)	(0.1)%	(16,895)	(108)	(0.1)%	6,814	(28.7)%
NET INCOME ATTRIBUTABLE TO THE COMPANY’S ORDINARY SHAREHOLDERS	1,330,618	6.3%	1,602,600	10,270	7.3%	271,982	20.4%

The following discussion presents segment-level changes in revenue, cost of revenue, selling, general, and administrative expenses, and research and development expenses on a gross basis (before intersegment eliminations). “Other” includes both minor business operations and intersegment eliminations. The sum of segment-level increases and decreases reconciles to the consolidated changes in revenue, cost of revenue, selling, general, and administrative expenses, and research and development expenses.

Revenue

Total revenue was JPY21,119.3 million for the fiscal year ended February 28, 2025, an increase of JPY3,602.6 million, or 20.6%, from JPY17,516.7 million for the fiscal year ended February 29, 2024.

Revenue—Software Development Services

Revenue from software development services was JPY17,178.2 million for the fiscal year ended February 28, 2025, an increase of JPY3,749.1 million, or 27.9%, from JPY13,429.1 million for the fiscal year ended February 29, 2024. This increase was primarily attributable to (i) a JPY3,842.0 million increase in sales in the SDV segment, driven by the expansion of SDV-related projects for existing related party customers (See “Related Party Transactions”), and (ii) a JPY1,025.1 million increase in sales in the LBS segment, primarily attributable to higher sales to existing related party customers for in-vehicle navigation software systems and the addition of a new OEM customer. These increases were partially offset by (iii) a JPY1,118.0 million decrease in sales in the Other segment, mainly due to increased intersegment eliminations, which grew in line with higher revenue, including intersegment transactions, in the SDV and LBS segments.

Revenue—Licensing

Revenue from licensing was JPY3,175.1 million for the fiscal year ended February 28, 2025, a decrease of JPY189.5 million, or 5.6%, from JPY3,364.6 million for the fiscal year ended February 29, 2024. This decrease in revenue was primarily attributable to a JPY262.1 million decrease in the LBS segment, which resulted from a change in the transaction structure with our supplier. Until December 2023, during the fiscal year ended February 29, 2024, we procured SD cards, preloaded them with our navigation software and map data, and then delivered the SD cards to customers. For the fiscal year ended February 28, 2025, while we continued to provide the navigation software and map data to the supplier, the procurement of SD cards and preloading were transferred to the supplier. This change resulted in lower costs primarily associated with SD cards and, consequently, lower transaction prices of our licensing agreements and accordingly lower revenue. The remainder of the net change was primarily due to a JPY72.4 million increase in sales in the SDV segment, and a JPY0.2 million increase in sales in the Other segment.

Revenue—Software-related Services

Revenue from software-related services was JPY766.0 million for the fiscal year ended February 28, 2025, an increase of JPY42.9 million, or 5.9%, from JPY723.1 million for the fiscal year ended February 29, 2024, reflecting (i) a JPY99.9 million increase in the SDV segment, mainly attributable to higher demand for Android OS support services from IVI system manufacturer customers, (ii) a JPY33.9 million increase in the LBS segment, primarily due to increased demand for our cloud services provided to OEM customers, and (iii) a JPY90.8 million decrease in the Other segment, mainly attributable to higher intersegment eliminations driven by the revenue growth in the SDV and LBS segments described in (i) and (ii).

Total revenue was JPY21,895.8 million for the fiscal year ended February 28, 2026, an increase of JPY776.5 million, or 3.7%, from JPY21,119.3 million for the fiscal year ended February 28, 2025.

Revenue—Software Development Services

Revenue from software development services was JPY17,521.6 million for the fiscal year ended February 28, 2026, an increase of JPY343.4 million, or 2.0%, from JPY17,178.2 million for the fiscal year ended February 28, 2025.

This increase was primarily attributable to: (i) a JPY417.7 million increase in sales in the SDV segment, driven mainly by an increase in revenue from one of our existing related party customers as development activities shifted from the previous vehicle model development project to its successor vehicle model development project, which was partially offset by a decrease in revenue from the previous vehicle model development project as it moved into later-stage activities, and (ii) a JPY89.8 million increase in sales in the LBS segment, mainly due to a JPY568.3 million increase in sales attributable to higher sales to an existing related party customer, for connected mobility services linking vehicles and smartphones as well as a JPY89.4 million increase attributable to progress in a next-generation development project for an existing OEM customer outside of four-wheeled vehicle applications, partially offset by a JPY566.9 million decrease primarily due to certain customer projects reaching completion or transitioning from main development phases to following phase, such as version upgrade and evaluation support activities. These increases were partially offset by (iii) a JPY164.1 million decrease in sales in the Other segment, mainly due to a JPY210.8 million increase in intersegment eliminations resulting from higher intercompany transactions associated with revenue growth in the SDV and LBS segments, partially offset by a net JPY43.3 million increase in revenue from our overseas subsidiaries.

Revenue—Licensing

Revenue from licensing was JPY3,228.8 million for the fiscal year ended February 28, 2026, an increase of JPY53.7 million, or 1.7%, from JPY3,175.1 million for the fiscal year ended February 28, 2025. This increase was primarily attributable to a JPY209.3 million increase in the LBS segment, driven mainly by higher license fee revenue from multiple OEM customers, newly launched models for existing customers and the acquisition of a new customer, partially offset by lower license fees for multiple OEM vehicle models that had been in the market for a longer period. This increase was also partially offset by a JPY155.5 million decrease in sales in the SDV segment, primarily due to lower revenue from connected services for a related party customer.

Revenue—Software-related Services

Revenue from software-related services was JPY1,145.4 million for the fiscal year ended February 28, 2026, an increase of JPY379.5 million, or 49.5%, from JPY766.0 million for the fiscal year ended February 28, 2025, primarily due to a JPY367.2 million increase in sales in the SDV segment, including JPY245.1 million in revenue contributions from the business acquired through business combinations during the current period as well as JPY181.2 million in revenue from ad hoc development projects for non-OEM customers, partially offset by a JPY110.6 million decrease in sales in the SDV segment mainly due to the completion of technical support services for an existing customer.

Cost of revenue and gross profit

Cost of revenue was JPY13,729.9 million for the fiscal year ended February 28, 2025, an increase of JPY1,536.4 million, or 12.6%, from JPY12,193.4 million for the fiscal year ended February 29, 2024. This increase was primarily attributable to higher revenue for the fiscal year ended February 28, 2025, which resulted in an overall increase in cost of revenue of approximately JPY2,271.5 million, consisting of (i) an increase of approximately JPY2,205.2 million in outsourcing costs and personnel expenses driven by the expansion of SDV-related projects for existing OEM customers that are related parties, and (ii) an increase of approximately JPY66.3 million in outsourcing costs and personnel expenses attributable to the acquisition of new OEM customers of LBS-related projects. This increase was partially offset by a further reduction of approximately JPY732.6 million related to SD card procurement and preloading following the transfer of quality control responsibility to the supplier.

Although cost of revenue increased, overall gross margins improved primarily due to a shift in the composition of license fee revenue toward higher-margin services for an existing OEM customer, and the discontinuation of the low-margin SD card procurement and preloading business, as described under “—Revenue—Licensing,” which further contributed to profitability. This positive impact was partly offset by lower margins, largely resulting from an increased reliance on subcontracting to secure capacity in response to the expansion of software development projects for an existing OEM customer. As a result, the rate of increase in cost of revenue was lower than the rate of revenue growth. Consequently, our gross profit increased by JPY2,066.1 million, from JPY5,323.3 million for the fiscal year ended February 29, 2024 to JPY7,389.5 million for the fiscal year ended February 28, 2025, and our gross profit margin improved by 4.6 percentage points, from 30.4% to 35.0% over the same period.

Cost of revenue was JPY13,845.8 million for the fiscal year ended February 28, 2026, an increase of JPY115.9 million, or 0.8%, from JPY13,729.9 million for the fiscal year ended February 28, 2025. Our gross profit increased by JPY660.5 million, from JPY7,389.5 million for the fiscal year ended February 28, 2025 to JPY8,050.0 million for the fiscal year ended February 28, 2026, and our gross profit margin improved by 1.8 percentage points, from 35.0% to 36.8% over the same period.

Cost of revenue increased primarily due to increases in personnel costs and outsourcing costs associated with the expansion of certain SDV- and LBS-related development activities, including a JPY446.8 million increase for an LBS-related project due to a significant increase in project orders from an OEM related party customer and a JPY64.6 million increase for an SDV-related project due to the expansion of development activities for a second OEM related party customer. These increases were partially offset by a JPY500.2 million decrease in cost of revenue associated with another related party customer, primarily because higher value-added upstream processes, such as design and development work, represented a larger proportion of the overall project activities for that customer. As a result, cost of revenue increased at a lower rate than revenue, and gross profit margin improved.

Upon the consummation of the IPO, we recognized the remaining unrecognized share-based compensation expense related to share option awards that vest upon completion of the IPO. Based on the fair value of the outstanding share options as of February 28, 2026, we recognized a one-time non-cash expense of approximately JPY92.9 million within cost of revenue for the fiscal year ending February 28, 2027, when the IPO was completed. The recognition of this expense temporarily increased cost of revenue and reduced gross profit and operating profit for that period.

Selling, general, and administrative expenses

Selling, general, and administrative expenses were JPY4,171.5 million for the fiscal year ended February 28, 2025, an increase of JPY1,701.5 million, or 68.9%, from JPY2,470.0 million for the fiscal year ended February 29, 2024.

This increase was primarily attributable to:

(i)	Personnel expenses, which increased by JPY894.1 million in total, including JPY249.1 million, mainly due to headcount growth and higher compensation in line with the expansion of operations, as well as the addition of executive personnel and higher executive compensation.

(ii)	Rental fees, which increased by JPY306.1 million, primarily due to the rent commencement of an innovation lab in Osaka in August 2024 and relocations of a couple of existing offices to larger offices to accommodate headcount growth, resulting in higher rental obligations.

(iii)	Professional fees, which increased by JPY239.5 million, primarily due to higher professional service fees related to the initial public offering, including audit fees and accounting advisory fees, that were expensed as incurred rather than capitalized as deferred offering costs, as well as real estate brokerage fees related to the opening of the Osaka innovation lab.

Selling, general, and administrative expenses were JPY4,149.3 million for the fiscal year ended February 28, 2026, a decrease of JPY22.2 million, or 0.5%, from JPY4,171.5 million for the fiscal year ended February 28, 2025.

This decrease was primarily attributable to the following factors:

(i)	Professional fees and license fees, on a combined basis, decreased by JPY94.3 million, from JPY712.0 million for the fiscal year ended February 28, 2025 to JPY617.7 million for the fiscal year ended February 28, 2026. This decrease was primarily attributable to an increase in professional service fees directly related to our IPO that were capitalized more as deferred offering costs rather than expensed as incurred, as our IPO process progressed during the fiscal year ended February 28, 2026. Management analyzes professional fees and license fees together because, beginning in the fiscal year ended February 28, 2026, certain license-related costs were presented as license fees rather than professional fees.

(ii)	Advertising expenses increased by JPY71.9 million, primarily due to an increase of JPY53.0 million in brand promotion and sponsorship-related expenses and an increase of JPY28.0 million in expenses related to industry exhibitions and related marketing services.

(iii)	Personnel expenses decreased by JPY47.8 million, primarily due to a decrease of JPY270.6 million in management compensation, mainly reflecting lower performance-based compensation resulting from management’s lower achievement rate under more challenging performance targets, partially offset by an increase of JPY222.8 million in salaries and related personnel costs, mainly due to headcount growth and higher compensation levels as we expanded our operations.

(iv)	The remaining net change was primarily attributable to increases of JPY28.2 million in travel expenses and JPY25.2 million in non-income tax expenses.

Consistent with the discussion under “Cost of revenue and gross profit” on page 72, based on the fair value of the outstanding share options as of February 28, 2026, we recognized a one-time non-cash expense of approximately JPY190.9 million within selling, general and administrative expenses for the fiscal year ending February 28, 2027, when the IPO was completed. The recognition of this expense temporarily increased in operating expenses and reduced operating profit for that period.

Research and development expenses

Research and development expenses were JPY1,057.7 million for the fiscal year ended February 28, 2025, an increase of JPY96.8 million, or 10.1%, from JPY960.9 million for the fiscal year ended February 29, 2024. This increase was primarily attributable to an increased expenditures related to the DynaPlanet project, as discussed in the “Item4. Information on the Company—B. Business Overview.”

Research and development expenses were JPY1,536.7 million for the fiscal year ended February 28, 2026, an increase of JPY479.0 million, or 45.3%, from JPY1,057.7 million for the fiscal year ended February 28, 2025. This increase was primarily attributable to an increased expenditures related to the DynaPlanet project.

Our research and development expenses are expected to increase continuously, primarily driven by DynaPlanet-related activities. The level of DynaPlanet-related research and development activities are expected to increase further during the fiscal years ending February 28, 2026 and February 28, 2027. Key risks and uncertainties with respect to our future research and development expenses that are reasonably likely to have a material effect on our revenue, income from continuing operations, profitability, liquidity, or capital resources include (i) delays and underperformance of our research and development activities, (ii) technical challenges found in the research and development process and regulatory changes, resulting in higher research and development expenses, and (iii) delays in expanding data sources, such as Mvcube, necessary for the development of our 3D mapping database, affecting the development of new services.

Our research and development efforts have followed a clear multi-year roadmap. For the fiscal year ended February 28, 2023, we primarily conducted foundational research on DynaPlanet and Mvcube, which provides the underlying data source for DynaPlanet. For the fiscal year ended February 29, 2024, our focus was on the conceptual design of DynaPlanet. For the fiscal year ended February 28, 2025, we established the development framework and commenced foundational technology development of DynaPlanet. For the fiscal year ended February 28, 2026, we advanced both foundational and service-level development, and patent applications and licenses related to DynaPlanet. For the fiscal year ending February 28, 2027, we plan to begin full-scale service and platform development based on DynaPlanet, followed by service enhancement and global expansion for the fiscal year ending February 29, 2028, and beyond. Consequently, no material revenue contribution was generated through the fiscal year ended February 28, 2026, while commercialization effects are anticipated from the fiscal year ending February 28, 2027, though the scale remains uncertain.

Consistent with the discussion under “Cost of revenue and gross profit” on page 72, based on the fair value of the outstanding share options as of February 28, 2026, we recognized a one-time non-cash expense of approximately JPY8.5 million within research and development expenses for the fiscal year ending February 28, 2027, when the IPO was completed. The recognition of this expense temporarily increased in operating expenses and reduced operating profit for that period.

Other income (expense), net

Other income (expense), net was a net expense of JPY123.8 million for the fiscal year ended February 28, 2025, compared to net income of JPY46.7 million for the fiscal year ended February 29, 2024, representing a deterioration of JPY170.4 million. This change was primarily attributable to: (i) JPY44.4 million in losses from the change in fair market value of equity securities, whereas the fiscal year ended February 29, 2024 included JPY71.2 million of valuation gains, resulting in a deterioration of JPY115.6 million, (ii) JPY34.5 million in losses from foreign currency exchanges, whereas a JPY8.9 million gain was recorded for the fiscal year ended February 29, 2024, and (iii) an increase in interest expenses, net of JPY12.5 million as a result of an increase in the average loan balance for the fiscal year ended February 28, 2025.

Other income (expense), net was a net expense of JPY41.7 million for the fiscal year ended February 28, 2026, compared to a net expense of JPY123.8 million for the fiscal year ended February 28, 2025, representing a decrease in net expense of JPY82.1 million. This decrease in net expense was primarily attributable to: (i) a JPY106.8 million gain on bargain purchase recognized in connection with a business acquisition, reflecting the excess of the fair value of certain acquired receivables and software over the fixed purchase consideration, (ii) JPY12.7 million in foreign currency exchange gains, compared to JPY34.5 million in foreign currency exchange losses for the fiscal year ended February 28, 2025, and (iii) a JPY77.6 million increase in other income, net. These favorable factors were partially offset by (i) JPY91.0 million in impairment loss on investments for the fiscal year ended February 28, 2026, and (ii) JPY112.1 million in losses from changes in the fair market value of equity securities, compared to JPY44.4 million in valuation losses for the fiscal year ended February 28, 2025, resulting in an unfavorable change of JPY67.7 million, together with changes in other income and expense items.

Provision for income taxes

Provision for income taxes was JPY682.2 million for the fiscal year ended February 28, 2025, an increase of JPY142.7 million, or 26.4%, from JPY539.5 million for the fiscal year ended February 29, 2024. Our effective tax rate increased from 27.8% in the fiscal year ended February 29, 2024 to 33.5% in the fiscal year ended February 28, 2025. The current portion of provision for income taxes increased by JPY250.3 million, primarily due to higher non-deductible executive compensation and a reduction in available tax credits. This increase was partially offset by a JPY107.7 million increase in the deferred portion of benefit for income taxes, mainly due to a reduction in valuation allowance following the reorganization, which enabled the scheduling of certain deductible temporary differences.

Provision for income taxes was JPY702.8 million for the fiscal year ended February 28, 2026, an increase of JPY20.6 million, or 3.0%, from JPY682.2 million for the fiscal year ended February 28, 2025. The increase was primarily due to an increase in income before provision for income taxes, partially offset by a decrease in our effective tax rate.

Our effective tax rate decreased from 33.5% for the fiscal year ended February 28, 2025 to 30.3% for the fiscal year ended February 28, 2026. The decrease in our effective tax rate was primarily due to a decrease in non-deductible executive compensation, an increase in available tax credits, and the tax effect of deferred IPO costs, as a greater portion of IPO-related professional service costs became directly attributable to the offering and qualified for capitalization as our IPO process advanced, partially offset by an increase in valuation allowance.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests was JPY23.7 million for the fiscal year ended February 28, 2025, a decrease of JPY5.2 million, or 18.0%, from JPY28.9 million for the fiscal year ended February 29, 2024. The decrease in net income attributable to non-controlling interests was primarily due to lower net income generated by Micware North America and Micware Asia Pacific with non-controlling shareholders, which in turn resulted in an increase in net income attributable to our ordinary shareholders.

Net income attributable to non-controlling interests was JPY16.9 million for the fiscal year ended February 28, 2026, a decrease of JPY6.8 million, or 28.7%, from JPY23.7 million for the fiscal year ended February 28, 2025. The decrease in net income attributable to non-controlling interests was primarily due to lower net income generated by Micware North America, partially offset by higher net income generated by Micware Asia Pacific, each of which has non-controlling shareholders.

Adjusted income from operations

As a result of the foregoing reasons, we reported adjusted operating profit of JPY2,426.9 million for the fiscal year ended February 28, 2026, as compared to adjusted operating profit of JPY2,310.0 million for the fiscal year ended February 28, 2025. See “Non-GAAP Financial Measures and Reconciliation” below.

Non-GAAP Financial Measures and Reconciliation

In this annual report, we discuss key financial measures that are not calculated in accordance with GAAP to supplement our consolidated financial statements presented on a GAAP basis. This non-GAAP financial measure is reconciled from its most directly comparable financial measure determined in accordance with GAAP as follows:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
OPERATING PROFIT	1,892,397	2,160,301	2,364,008	15,149
Plus: listing-related and transformational expenses(a)	126,165	149,685	62,934	403
Adjusted OPERATING PROFIT	2,018,562	2,309,986	2,426,942	15,552

(a)	Represents listing-related and other transformational expenses incurred in connection with our IPO and corporate transformation initiatives for the fiscal years ended February 29, 2024 and February 28, 2025 and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.

Adjusted income from operations is a financial measure that is not calculated in accordance with GAAP (collectively referred to as the “non-GAAP financial measures”), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income, such as litigation-related reimbursement. The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

Adjusted income from operations is not a measurement of our financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, our non-GAAP financial measure should be considered together with our consolidated financial statements, which are prepared in accordance with GAAP and included in Item 8 of this annual report. We understand that although adjusted income from operations is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as analytical tools, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

●	adjusted income from operations does not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

●	adjusted income from operations does not reflect changes in, or cash requirements for, our working capital needs; and

●	adjusted income from operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt.

Because of these limitations, adjusted income from operations should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measure of cash that will be available to us to meet our obligations.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of February 29, 2024 and February 28, 2025, our cash and cash equivalents were JPY4,189.6 million and JPY7,670.5 million, respectively. Our cash and cash equivalents consist of cash in bank and cash on hand.

The following table sets forth the breakdown and terms of our outstanding borrowings as of February 29, 2024 and February 28, 2025.

Short-term borrowings consisted of the following:

	Maturity	Effective Interest Rate	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
			JPY	JPY	US$
			(In thousands)
The Awaji Shinkin Bank(1)	July 2024	0.60%	220,000	-	-

(1)	The borrowings were guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit.

Long-term borrowings consisted of the following:

	Maturity	Effective Interest Rate	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
			JPY	JPY	US$
			(In thousands)
The Awaji Shinkin Bank(1)	April 2025 - April 2030	0.60% - 0.95%	1,296,172	1,369,156	9,089
Sumitomo Mitsui Banking Corporation(2)	March 2025 - January 2030	0.53% - 1.19%	593,344	1,974,026	13,104
The Iyo Bank, Ltd.	June 2025 - March 2026	1.20% - 1.28%	183,335	83,339	553
The Bank of Fukuoka, Ltd.	September 2025	0.86%	158,339	58,343	387
MUFG Bank, Ltd.	March 2026 - March 2029	0.30% - 0.79%	875,005	1,591,683	10,566
The Minato Bank, Ltd.	December 2025 - June 2028	0.68% - 0.98%	617,136	417,540	2,772
The Hiroshima Bank, Ltd.	April 2026	1.00%	216,660	116,652	774
The San-in Godo Bank, Ltd.	November 2026	0.80%	274,998	174,990	1,162
The Kiyo Bank, Ltd.	January 2028	1.05%	391,671	291,675	1,937
Total long-term borrowings			4,606,660	6,077,404	40,344

Current portion of long-term borrowings			1,376,204	1,804,164	11,977

Non-current portion of long-term borrowings			3,230,456	4,273,240	28,367

(1)	As of February 29, 2024 and February 28, 2025, JPY98.6 million and JPY82.6 million ($0.5 million) were guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit, respectively.
(2)	As of February 29, 2024 and February 28, 2025, JPY60.0 million and JPY60.0 million ($0.4 million) were guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit, respectively.

Interest expenses for the fiscal years ended February 29, 2024 and February 28, 2025 amounted to JPY36.4 million and JPY52.3 million ($0.3 million), respectively.

As of February 28, 2025, the Company’s future loan obligations according to the terms of the loan agreement were as follows:

	JPY	US$
	(In thousands)
Fiscal year
2026	1,804,164	11,977
2027	1,956,369	12,987
2028	1,238,876	8,224
2029	823,555	5,467
2030	251,852	1,672
Thereafter	2,588	17
Total long-term borrowings	6,077,404	40,344

The Company’s loan agreements contain covenants, which require compliance with financial ratios. As of February 29, 2024 and February 28, 2025, the Company was in compliance with all the financial covenants under its existing loan agreements.

As of February 28, 2025 and 2026, our cash and cash equivalents were JPY7,670.5 million and JPY8,259.7 million, respectively. Our cash and cash equivalents consist of cash in bank and cash on hand.

The following table sets forth the breakdown and terms of our outstanding borrowings as of February 28, 2025 and 2026.

Short-term borrowings consisted of the following:

	Maturity	Effective Interest Rate	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
			JPY	JPY	US$
			(In thousands)
Sumitomo Mitsui Banking Corporation(1)	March 2026	1.45%	-	300,000	1,922
MUFG Bank, Ltd.(2)	April 2026	1.51%	-	500,000	3,204
Total short-term borrowings			-	800,000	5,126

(1)	On October 31, 2025, the Company entered into a commitment line agreement with Sumitomo Mitsui Banking Corporation with a maximum commitment of JPY 2,500.0 million. The facility’s commitment period commences on October 31, 2025, and terminates on October 31, 2026. Pursuant to the agreement, the maximum borrowing limit for this period is JPY 2,500.0 million. The borrowings are primarily used for working capital purposes. As of February 28, 2026, the unused credit line balance was JPY2,200 million ($14.1 million).
(2)	On February 25, 2025, the Company entered into a revolving credit facility agreement with MUFG Bank, Ltd. with a maximum commitment of JPY3,000.0 million.

The facility’s commitment period commences on February 28, 2025, and terminates on February 25, 2028.

Pursuant to the agreement, the maximum borrowing limits for the respective periods are as follows:

●	JPY2,000.0 million for the period from February 28, 2025, to February 27, 2026;
●	JPY2,500.0 million for the period from February 28, 2026, to February 27, 2027; and
●	JPY3,000.0 million for the period from February 28, 2027, to the commitment termination date (February 25, 2028).

The borrowings are primarily used for working capital purposes. As of February 28, 2026, the unused credit line balance was JPY2,000 million ($12.8 million).

The short-term borrowings outstanding for the fiscal years ended February 29, 2024 and February 28, 2025 and 2026 carried a weighted average interest rate of approximately 0.87%, 0.42%, and 0.03% per annum, respectively.

Long-term borrowings consisted of the following:

	Maturity	Effective Interest Rate	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
			JPY	JPY	US$
			(In thousands)
The Awaji Shinkin Bank(1)	September 2027 - September 2030	0.60% - 1.25%	1,369,156	1,220,620	7,823
Sumitomo Mitsui Banking Corporation(2)	November 2026 - January 2030	0.54% - 1.19%	1,974,026	1,538,700	9,860
The Iyo Bank, Ltd.	March 2026	1.28%	83,339	11,130	71
The Bank of Fukuoka, Ltd.	September 2025	0.86%	58,343	-	-
MUFG Bank, Ltd.	March 2026 - March 2029	0.30% - 0.79%	1,591,683	1,291,695	8,277
The Minato Bank, Ltd.	June 2028	0.68%	417,540	241,677	1,549
The Hiroshima Bank, Ltd.	April 2026	1.00%	116,652	16,644	107
The San-in Godo Bank, Ltd.	November 2026	0.80%	174,990	74,982	480
The Kiyo Bank, Ltd.	January 2028	1.05%	291,675	191,679	1,228
Total long-term borrowings			6,077,404	4,587,127	29,395

Current portion of long-term borrowings			1,804,164	2,021,924	12,957

Non-current portion of long-term borrowings			4,273,240	2,565,203	16,438

(1)	As of February 28, 2025 and February 28, 2026, JPY82.6 million and JPY66.6 million ($0.4 million) were guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit, respectively.
(2)	As of February 28, 2025 and February 28, 2026, JPY60.0 million and JPY60.0 million ($0.4 million) were guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit, respectively.

The long-term borrowings outstanding for the fiscal years ended February 29, 2024 and February 28, 2025 and 2026 carried a weighted average interest rate of approximately 0.84%, 0.97%, and 0.93% per annum, respectively.

As of February 28, 2026, the Company had an aggregate credit line of JPY5,000.0 million ($32.0 million) and JPY800.0 million ($5.1 million) was used for the borrowing balance.

Interest expenses for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026 amounted to JPY36.4 million, JPY52.3 million and JPY49.5 million ($0.3 million), respectively.

As of February 28, 2026, the Company’s future loan obligations according to the terms of the loan agreement were as follows:

	JPY	US$
	(In thousands)
Fiscal year
2027	2,021,924	12,957
2028	1,332,208	8,537
2029	883,555	5,662
2030	311,852	1,998
2031	37,588	241
Thereafter	-	-
Total long-term borrowings	4,587,127	29,395

The Company’s loan agreements contain covenants, which require compliance with financial ratios. As of February 28, 2025 and February 28, 2026, the Company was in compliance with all the financial covenants under its existing loan agreements.

The Company made repayments of the abovementioned bank borrowings upon maturity in the subsequent period.

We believe that our current cash and cash equivalents from operations and borrowings from banks will be sufficient to meet our working capital needs for at least the next 12 months.

However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities, and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected cash flow data for the fiscal years ended February 29, 2024 and February 28, 2025 and 2026:

		For the Fiscal Years Ended
	February 29,	February 28,	February 28,	February 28,
	2024	2025	2026	2026
	JPY	JPY	JPY	US$
	(In thousands)
Net cash provided by operating activities	403,053	2,229,239	2,074,457	13,294
Net cash used in investing activities	(219,002)	(633,089)	(794,603)	(5,092)
Net cash provided in financing activities	38,959	1,885,321	(746,456)	(4,783)
Effect of foreign exchange rate changes on cash and cash equivalents	38,742	(644)	55,799	357
Cash and cash equivalents at the beginning of the fiscal year	3,927,884	4,189,636	7,670,463	49,154
Cash and cash equivalents at the end of the fiscal year	4,189,636	7,670,463	8,259,660	52,930

Operating Activities

Net cash provided by operating activities for the fiscal year ended February 29, 2024 was JPY403.1 million, which primarily reflected our net income of JPY1,399.5 million as mainly adjusted for: (i) amortization of operating lease right-of-use assets of 651.6 million, (ii) depreciation and amortization expenses of JPY423.6 million, and (iii) deferred tax benefit of JPY164.0 million.

Adjustment for changes in working capital primarily consisted of: (i) a JPY1,948.5 million increase in contract assets, (ii) a JPY1,218.0 million decrease in accounts receivable, (iii) a JPY658.6 million decrease in operating lease liabilities, (iv) a JPY489.6 million decrease in accrued expenses and other liabilities, (v) a JPY347.7 million increase in prepayments and other assets, (vi) a JPY208.8 million increase in contract liabilities, and (vii) a JPY147.3 million increase in accounts payable.

Net cash provided by operating activities for the fiscal year ended February 28, 2025 was JPY2,229.2 million, which primarily reflected our net income of JPY1,354.3 million as mainly adjusted for: (i) amortization of operating lease right-of-use assets of JPY929.7 million, (ii) depreciation and amortization expenses of JPY441.9 million, and (iii) deferred tax benefit of JPY271.6 million.

Adjustment for changes in working capital primarily consisted of: (i) a JPY1,636.2 million decrease in contract assets, (ii) a JPY1,448.1 million increase in prepayments and other assets, (iii) a JPY704.1 million increase in accounts receivable, (iv) a JPY705.0 million decrease in operating lease liabilities, (v) a JPY545.9 million increase in accrued expenses and other liabilities, (vi) a JPY470.6 million increase in income tax payable, (vii) a JPY340.6 million increase in tax receivables, and (viii) a JPY170.0 million increase in contract liabilities.

Net cash provided by operating activities for the fiscal year ended February 28, 2026 was JPY2,074.5 million, which primarily reflected our net income of JPY1,619.5 million as mainly adjusted for: (i) amortization of operating lease right-of-use assets of JPY1,156.3 million, (ii) depreciation and amortization expenses of JPY429.1 million, (iii) deferred tax benefit of JPY327.5 million, (iv) losses from changes in the fair market value of equity securities of JPY112.1 million, and (iv) a bargain purchase gain of JPY106.8 million.

Adjustment for changes in working capital primarily consisted of: (i) a JPY1,340.2 million increase in contract assets, (ii) a JPY1,091.7 million decrease in operating lease liabilities, (iii) a JPY856.5 million increase in contract liabilities, (iv) a JPY878.7 million decrease in accounts receivable, (v) a JPY391.7 million decrease in taxes payable, and (vi) a JPY339.9 million decrease in tax receivables.

Investing Activities

Net cash used in investing activities for the fiscal year ended February 29, 2024 was JPY219.0 million, mainly attributable to: (i) payment for purchase of property and equipment of JPY180.7 million and (ii) payment for investment of JPY50.0 million.

Net cash used in investing activities for the fiscal year ended February 28, 2025 was JPY633.1 million, mainly attributable to payment for purchase of property and equipment of JPY595.0 million.

Net cash used in investing activities for the fiscal year ended February 28, 2026 was JPY794.6 million, mainly attributable to: (i) payment for investment of JPY300.5 million, (ii) purchase of property and equipment of JPY268.7 million, and (iii) cash paid for acquisitions of JPY205.0 million.

Financing Activities

Net cash provided by financing activities for the fiscal year ended February 29, 2024 was JPY39.0 million, attributable to: (i) proceeds from bank loans in the amount of JPY5,300.0 million, (ii) repayment of bank loans of JPY4,278.0 million, (iii) purchase of treasury shares of JPY2,618.6 million, and (iv) reissuance of treasury shares of JPY1,618.5 million.

Net cash provided by financing activities for the fiscal year ended February 28, 2025 was JPY1,885.3 million, attributable to: (i) proceeds from bank loans in the amount of JPY3,260.0 million, (ii) repayment of bank loans of JPY2,009.3 million, and (iii) reissuance of treasury shares of JPY776.0 million.

Net cash used in financing activities for the fiscal year ended February 28, 2026 was JPY746.5 million, primarily attributable to: (i) repayment of bank loans of JPY1,890.3 million and (ii) proceeds from bank loans in the amount of JPY1,200.0 million.

Off Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “—A. Operating Results –Research and development expenses.”

D. Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future results of operations or financial condition.

E. Critical Accounting Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with U.S. GAAP. Preparing consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations. We have critical accounting estimates in the area of revenue recognition.

Revenue recognition

Measurement of Progress and Revenue Recognition in Software Development Contracts

In our software development contracts, each arrangement is generally accounted for as a single performance obligation, and revenue is recognized over time using an input method based on the ratio of direct costs incurred to total estimated direct costs. The costs included in the measure of progress consist primarily of internal labor and subcontracted development services that directly contribute to performance.

For complex projects, risks and uncertainties inherent in the estimation of total direct costs, as well as changes in underlying assumptions, may cause actual progress to differ from our original expectations. Revisions to estimated total direct costs are reflected in the period in which the circumstances giving rise to such revisions become known, and accordingly, revenue recognized to date may be adjusted as the project progresses toward completion. Significant deviations between estimated and actual direct costs could affect the measure of progress, and, consequently, the amount of revenue recognized and overall project profitability. However, for the periods presented, we have not experienced significant changes to our estimates or judgments regarding the satisfaction of performance obligations related to our software development services.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our board of directors and our senior management as of the date of this annual report.

Name	Age	Position(s)
Kenji Narushima	61	Representative Director, President, Chairman, and Chief Executive Officer.
Masahide Shigeno	53	Representative Director, Deputy President, Chief Technology Officer, and Member of the Nominating and Compensation Committee
Takuma Segawa	53	Chief Financial Officer
Kazunori Mori	48	Director
Kazuyuki Kawabata	74	Independent Director and Member of the Nominating and Compensation Committee
Asami Sadoi	67	Independent Director and Member of the Nominating and Compensation Committee
Yuko Osumi	50	Independent Director and Member of the Nominating and Compensation Committee
Rieko Okada	54	Independent Director and Member of the Nominating and Compensation Committee
Jerzy Marek Rudzinski	68	Independent Director
Hiroaki Fujita*	68	Full-time Corporate Auditor
Mitsunori Yabe*	48	Outside Corporate Auditor
Wakako Isaka (Yaguchi)*	46	Outside Corporate Auditor

*	Corporate auditors are not members of our board of directors.

Mr. Kenji Narushima is our founder and currently serves as our representative director, president, chairman, and chief executive officer. Before founding Micware in March 2003, Mr. Narushima worked for Step One Limited, a Kobe-based software and hardware developer (“Step One”), from April 1990 to February 2003. Mr. Narushima also served as an independent outside director of O-Well from June 2023 to May 2024. He was also a representative director of Narushima Hompo Co., Ltd., his special purpose acquisition corporations, from November 2017 to October 2018. In March 1985, Mr. Narushima obtained a diploma in information processing from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo.

Mr. Masahide Shigeno currently serves as our representative director, deputy president, and chief technology officer. He is one of the founding employees of Micware. He has been primarily responsible for the technology of the entire Micware group. Mr. Shigeno has also served as a director at sdtech Inc., a Japanese software developer and software engineering and design solution service provider, since September 2021, where he is responsible for management. Before joining Micware, Mr. Shigeno was a software engineer at Step One from April 1993 to February 2003. In March 1993, Mr. Shigeno obtained a diploma in software from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo.

Mr. Takuma Segawa has been our chief financial officer since September 2024. Mr. Segawa was also our director from May 2020 to May 2025 and our executive officer from April 2016 to May 2020. He was one of the founding employees of Micware. Before joining Micware, he was a software engineer at Step One from April 1996 to February 2003. Mr. Segawa obtained a bachelor’s degree in engineering from Osaka Electro-Communication University in Neyagawa City, Osaka, in March 1996.

Mr. Kazunori Mori has been our director since May 2026. He joined Micware in April 2026 and served as an executive officer responsible for marketing until June 2026. He has also been serving as a director at our five Japanese subsidiaries since April 2026. Mr. Mori began his career at Toyota Tsusho Corporation (TYO: 8015, “Toyota Tsusho”) in April 2000. His final position at Toyota Tsusho was a general manager at its Advanced Mobility Services Division, where he served from April 2024 to March 2026. Prior to joining Micware, Mr. Mori was a representative director and chief executive officer at NEXTY Electronics Corporation, a subsidiary of Toyota Tsusho and a trading company focusing on semiconductors, from April 2025 to June 2025. He also founded Resheed Inc., a consulting firm focusing on management consulting across industries, including the automotive sector, in September 2025, and has been its representative director and chief executive officer since then. Mr. Mori obtained a bachelor’s degree in business administration from Kobe University in March 2000.

Mr. Kazuyuki Kawabata has been our independent director since May 2020. Before becoming our director, Mr. Kawabata spent 46 years working at Awaji Shinkin Bank, a cooperative financial institution headquartered in Sumoto City, Hyogo. From April 2014 to March 2019, he was a director and general manager at the bank. Mr. Kawabata graduated from Hyogo Prefectural Sumoto Industrial Senior High School in Sumoto City, Hyogo in March 1970.

Ms. Asami Sadoi has been our independent director since June 2023. In April 1981, Ms. Sadoi started her career as a software developer at Fujitsu Limited (TYO: 6702, “Fujitsu”). From June 2015 to March 2021, Ms. Sadoi served as a representative director and president at Fujitsu Middleware Limited, a Japanese company focusing on the sales of middleware and system development and a subsidiary of Fujitsu, before it became a part of Fujitsu, its parent company, in October 2021. Ms. Sadoi has served as a president of Office muMore, where she provides consulting services regarding woman employees’ career development, since April 2021. She has also been an independent outside director at O-Well since July 2024. Ms. Sadoi obtained a bachelor’s degree in international relations from Tsuda University in Tokyo in March 1981.

Ms. Yuko Osumi has been our independent director since May 2025. Ms. Osumi has approximately 24 years of experience in the automobile industry. She has been a global customer manager at Bose Automotive G.K., where she is responsible for sales and customer management for automotive sound systems. From August 2014 to June 2021, she was a managing director at Desay SV Automative Japan Co., Ltd., a Japanese entity of Desay SV, a Chinese automative IVI system provider, where she served as a representative of such entity. Ms. Osumi obtained a bachelor’s degree in international relations from Tsuda University in Tokyo in March 1998.

Ms. Rieko Okada has been our independent director since May 2025. She is a certified public accountant in Japan. Ms. Okada also has 19 years of experience serving as a chief financial officer at Japanese technology companies, including Spectronix Corporation, an Osaka-based company which develops, manufactures, and sells short-wavelength and ultra-short pulsed laser oscillators, from September 2006 to June 2020, and Vitaars Inc. (formerly known as T-ICU Co., Ltd.), a remote emergency and intensive care service system provider, from February 2021 to July 2025. While serving at Micware, Ms. Okada has been an outside corporate auditor at Arcadia Inc., an internet service provider, since June 2025. Ms. Okada obtained an associate degree in American and English Studies from Kansai Gaidai Junior College in Hirakata, Osaka, in March 1992, the Bachelor of Arts in Industry and Technology from the Open University of Japan in March 2012, and the master’s degree in business administration from Kobe University in March 2022.

Mr. Jerzy Marek Rudzinski has been our independent director since September 2023. Before serving at Micware, Mr. Rudzinski was a president of the board of directors of FQS Poland Limited (“FQS”), a Poland-based software developer which is a wholly owned subsidiary of Fujitsu Limited, from January 1998 to June 2023, where he oversaw sales and business development. He has served as an advisor to the FQS’s board of directors since July 2023. Mr. Rudzinski was also a supervisory board member of Makolab SA (WSE: MLB), an IT solution and services provider and software developer, since March 2008. From April 2017 to March 2020, Mr. Rudzinski served as a member of the board of directors of Fujitsu Greenhouse Technology Finland, a joint venture between Fujitsu and Finland’s Robbe’s Little Garden operating an automated vegetable growing factory, where he was responsible for managing the company. Mr. Rudzinski obtained a Master of Science in Chemistry from University of Wroclaw, Poland, in September 1982, and a Doctor of Science in Computational Chemistry from Hokkaido University in March 1990.

Mr. Hiroaki Fujita has been our full-time corporate auditor since May 2023. Mr. Fujita joined Micware in July 2022, where he served as an advisor at the Administration Department from July 2022 to April 2023. In April 1982, he started his career at Dupont Far East Co., Ltd., now known as Dupont Japan Co. Ltd., a Japanese subsidiary of DuPont de Nemours, Inc. (NYSE:DD), where he was responsible for accounting. In June 2001, he joined Access Co., Ltd. (TYO: 4813), an operating system provider for network equipment used by telecommunication carriers and data center operators, where he was responsible for accounting. He then joined Morpho, Inc. in April 2011, a Japanese company focusing on the development of image processing and AI technology, where he was a head of Administration Department. From May 2015 to March 2016, he was a manager for the Administrative Department at HI Corporation and then became a director responsible for the same from March 2016 to March 2017. From March 2016 to March 2022, he was also a director at ArtSpark Holdings Inc. (currently known as CELYSYS Inc. (TYO:3663)), HI Corporation’s then parent company, responsible for managing human resources and general affairs matters, and subsequently served as its advisor from April 2022 to June 2022. He obtained a bachelor’s degree in commerce from Keio University in March 1982.

Mr. Mitsunori Yabe has been our outside corporate auditor since September 2021. He has been a certified public accountant in Japan since March 2010. From August 2009 to October 2018, he worked at Ernst & Young ShinNihon LLC, where he provided audit and accounting consulting services as well as served as a manager. He established Yabe Certified Public Accountant Office in November 2019, where he has served as its representative since then. While serving at Micware, Mr. Yabe served as an outside director at Naigai Trans Line Ltd., a freight forwarding company (TYO: 9384), from March 2023 to July 2025, and has served as an advisor at the same company since July 2025. Mr. Yabe obtained a bachelor’s degree in commerce from Waseda University in March 2003.

Ms. Wakako Isaka (Yaguchi) has been our outside corporate auditor since May 2024. Ms. Isaka has been an attorney-at-law admitted in Japan since October 2005, specializing in labor law. She started her career at Asahi Koma Law Offices (now known as Nishimura & Asahi (Gaikokuho Kyodo Jigyo)) in October 2005, before serving as an associate at TMI Associates from April 2007 to March 2011. Ms. Isaka was also an associate at Ohmizu & Partners from April 2011 to June 2018, before moving back to TMI Associates in June 2018. She has been serving as a counsel at TMI Associates since January 2020. Ms. Isaka obtained an LL.M. from the University of Tokyo in March 2004 and an LL.B. from the University of Tokyo in March 2002.

Relationships

There is no family relationship among directors and officers. There is no arrangement or understanding among any of our directors or any other person under which our directors are appointed.

B. Compensation

Compensation of Directors, Corporate Auditor, and Executive Officers

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. Our board of directors then decides on the amount of compensation for each director based on certain criteria established by the Company, and the amount of compensation for each corporate auditor is decided through discussions among the corporate auditors. In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our corporate auditor shall be decided by a resolution adopted by resolution of shareholders meeting. The following table summarizes the total amount of remuneration paid to each category of our directors, corporate auditor, and executive officers in the fiscal year ended February 28, 2026, including by the type of remuneration and the number of persons in each category.

Categories of directors, corporate auditor, and executive officers	Total amount of remuneration			Base compensation			Number of persons in category
Executive directors(1)	JPY	269,221,000	$(1,832,682)	JPY	99,240,000	$(675,562)	5
Outside directors(2)	JPY	20,040,000	$(136,419)	JPY	20,040,000	$(136,419)	7
Full-time corporate auditor(3)	JPY	8,400,000	$(57,182)	JPY	8,400,000	$(57,182)	1
Outside corporate auditors(4)	JPY	7,200,000	$(49,013)	JPY	7,200,000	$(49,013)	2

(1)	Includes Mr. Kenji Narushima, Mr. Masahide Shigeno, Mr. Hideaki Tokuhara*, Mr. Takuma Segawa*, and Mr. Teruaki Koshiba*.
(2)	Includes Mr. Kazuyuki Kawabata, Mr. Kazuhisa Shitanaka**, Ms. Asami Sadoi, Mr. Jerzy Marek Rudzinski, Mr. Kotaro Seike**, Ms. Yuko Osumi, and Ms. Rieko Okada.
(3)	Includes Mr. Hiroaki Fujita.
(4)	Includes Mr. Mitsunori Yabe and Ms. Wakako Isaka.

*	Mr. Hideaki Tokuhara, Mr. Takuma Segawa, and Mr. Teruaki Koshiba served as our directors until May 2025.
**	Mr. Kazuhisa Shitanaka and Mr. Kotaro Seike served as our directors until February 28, 2026.

We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors, corporate auditor, and executive officers.

Stock Options

We have granted stock options to purchase our Ordinary Shares, as authorized by our shareholders in February 2018 and October 2020. Each option granted in February 2018 and October 2020 can be exercised for 31,330 Ordinary Shares. The number of shares has been retroactively restated to account for the 130-for-1 forward share split that became effective on March 1, 2024 and the 241-for-1 forward share split that became effective on March 31, 2026.

The purpose of these grants is to enable our directors, employees, and advisors to share in our success and to reinforce a corporate culture that aligns interests with those of our shareholders. Our stock option grants generally prohibit transfers of options. As a condition of exercising the stock options, each holder of such stock options must be, at the time of exercising the options, in a position of director, corporate auditor, or employee of us or our subsidiary, unless the holder ceases to hold such position due to expiration of his or her term or due to retirement by age, or otherwise has a good reason. The options cannot be exercised until there is a public offering of our Ordinary Shares.

The following table summarizes the stock options we have issued since the inception of the Company.

Name of Issuance	Issuance Date	Exercise Period	Exercise Price (per share)(1)			Number of Ordinary Shares to be Granted(1)
First Series	02/23/2018	02/24/2020-02/23/2028	JPY	28.73	$(0.18)	6,861,270
Second Series	10/30/2020	10/31/2022-02/23/2028	JPY	54.90	$(0.35)	4,104,230

(1)	The share numbers and exercise price have been retroactively restated to account for the 130-for-1 forward share split that became effective on March 1, 2024 and the 241-for-1 forward share split that became effective on March 31, 2026.

Of the stock options granted pursuant to the above-mentioned grants, 50 stock options to acquire an aggregate of 1,566,500 of our Ordinary Shares have been forfeited due to stock option holders’ resignation, and 300 stock options to acquire an aggregate of 9,399,000 of our Ordinary Shares remain outstanding as of the date of this annual report. For additional details, see note 13 to our audited consolidated financial statements as of and for the fiscal years ended February 28, 2026 and 2025 and February 29, 2024, appearing elsewhere in this annual report.

The following table summarizes the outstanding stock options with respect to our Ordinary Shares that we have granted to our officers, directors and corporate auditors:

Name	Grant Date	Exercise Period	Exercise Price (per share)(1)			Total Number of Stock Options Granted	Total Number of Ordinary Shares Underlying Stock Options(1)
Kenji Narushima	10/30/2020	10/31/2022-02/23/2028	JPY	54.90	$(0.35)	35	1,096,550
Masahide Shigeno	10/30/2020	10/31/2022-02/23/2028	JPY	54.90	$(0.35)	24	751,920
Takuma Segawa	10/30/2020	10/31/2022-02/23/2028	JPY	54.90	$(0.35)	20	626,600

(1)	The share numbers and exercise price have been retroactively restated to account for the 130-for-1 forward share split that became effective on March 1, 2024 and the 241-for-1 forward share split that became effective on March 31, 2026.

The stock options granted pursuant to the above-mentioned grants were granted pursuant to Stock Acquisitions Rights Agreements. Pursuant to the Series One Stock Acquisitions Rights Agreements, the holder may not make payment for the exercise of stock options in an amount exceeding JPY12 million per calendar year. The stock options may not be transferred to third parties or used as collateral. Upon the death of the holder, the stock options can be succeeded by the holder’s successors. Further, the Series One Stock Acquisitions Rights Agreements provide that the holder may not exercise the stock options if (i) the holder or its successor violates the provisions in the Series One Stock Acquisitions Rights Agreement, (ii) the holder loses its position as a director, officer, or employee at the Company or its subsidiaries, unless the holder ceases to hold such position due to expiration of his or her term or due to retirement by age, or otherwise has a good reason, (iii) the Company determines that there are grounds for deeming it inappropriate for the holder of its successors to continue holding the stock options, (iv) the holder dies and has no successors, (v) in case there is a successor, the successor dies prior to commencement of the exercise period or fails to exercise the stock options prior to the expiration of exercise period, (vi) the holder or its successor receives a judgment for the commencement of guardianship, curatorship, or assistance, or (vii) the holder or its successor receives a decision to commence bankruptcy proceedings or civil rehabilitation. The terms of the Series Two Stock Acquisition Rights Agreements are substantially the same as the terms of the Series One Stock Acquisition Rights Agreements.

C. Board Practices

Board of Directors

Our board of directors has the main responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, our Company shall have no less than three directors on our board of directors. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over the Company’s affairs and represent the Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

Our board of directors is currently comprised of seven directors, including five outside directors. Our board of directors has determined that Mr. Kazuyuki Kawabata, Ms. Asami Sadoi, Ms. Yuko Osumi, Ms. Rieko Okada, and Mr. Jerzy Marek Rudzinski satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Board of Corporate Auditors

With respect to the requirements of Rule 10A-3 under the Exchange Act and Nasdaq Rule 5600 relating to listed company audit committees, we chose to rely on exemptions under these rules that are available to foreign private issuers with a board of corporate auditors meeting certain requirements. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no less than three corporate auditors. Under the Companies Act, nomination of corporate auditors by the board of directors is subject to the approval of the board of corporate auditors, which also has the right to require the board of directors to nominate designated candidates (including the incumbent corporate auditors) for the position of corporate auditors, and corporate auditors are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor set forth in the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of the Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to the Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent the Company in: (i) any litigation between the Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to the Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to the Company. A corporate auditor can file court actions relating to the Company within the authority of our corporate auditors, such as an action to nullify the incorporation of the Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Nominating and Compensation Committee

While we will not have a compensation committee or a nominating and corporate governance committee that satisfies the requirements set out under Nasdaq Rule 5600 because we are a “foreign private issuer,” our board of directors had opted to, as permitted within the scope of the Companies Act, establish an advisory nominating and compensation committee to assist it to:

●	recommend to our board of directors with respect to the appointment and dismissal of Micware Group’s directors, senior managing executive officers and Micware’s Nominating and Compensation Committee members;

●	review and recommend to our board of directors with respect to the compensation of Micware Group’s directors; and

●	recommend to our board of directors with respect to other important matters deemed necessary by our board of directors.

Under the charter of the Nominating and Compensation Committee, the Nominating and Compensation Committee shall consist of at least at least three directors, a majority of whom are directors who meet the independence standards required for listed companies by the Tokyo Stock Exchange. As of the date of this annual report, the Nominating and Compensation Committee consists of Mr. Masahide Shigeno, the representative director, and Mr. Kazuyuki Kawabata, Ms. Asami Sadoi, Ms. Yuko Osumi, and Ms. Rieko Okada, the independent directors.

Limitation of Liability of Directors and Corporate Auditors

In accordance with our articles of incorporation and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with non-executive directors (as defined under the Companies Act, for which our independent directors are qualified) and corporate auditors to limit his or her liability to the Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is the amount stipulated in applicable laws and regulations, whichever is higher. As of the date of this annual report, we have entered into limited liability agreements with Mr. Kazuyuki Kawabata, Ms. Asami Sadoi, Ms. Yuko Osumi, Ms. Rieko Okada, Mr. Jerzy Marek Ruzinski, Mr. Mitsunori Yabe, and Ms. Wakako Isaka.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares, based on information known to the Company or that can be ascertained from public filings, as of the date of this annual report for:

●	each of our directors, corporate auditors, and senior management;

●	all directors and senior management as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 59,419,414 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, senior management, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this annual report, we had 52 shareholders of record, two of whom are located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors, Corporate Auditors, and Executive Officers(1):
Kenji Narushima(2)	7,362,550	12.3%
Masahide Shigeno(3)	5,451,420	9.2%
Takuma Segawa(4)	4,292,210	7.2%
Kazuyuki Kawabata	-	-
Asami Sadoi	-	-
Yuko Osumi	-	-
Rieko Okada	-	-
Jerzy Marek Rudzinski	-	-
Kazunori Mori	-	-
Hiroaki Fujita	-	-
Mitsunori Yabe	-	-
Wakako Isaka (Yaguchi)	-	-
All directors, corporate auditors, and executive officers as a group (12 individuals):	17,106,180	28.0%

5% Shareholders:
Toyota(5)	6,861,270	11.7%
Honda(6)	6,861,270	11.7%
Hideaki Tokuhara	3,446,300	5.9%
O-Well(7)	3,414,970	5.8%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035.
(2)	The aggregate number of Ordinary Shares beneficially owned by Mr. Kenji Narushima reflects (i) 6,266,000 Ordinary Shares, and (ii) an aggregate of 1,096,550 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Narushima.
(3)	The aggregate number of Ordinary Shares beneficially owned by Mr. Masahide Shigeno reflects (i) 4,699,500 Ordinary Shares, and (ii) an aggregate of 751,920 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Shigeno.
(4)	The aggregate number of Ordinary Shares beneficially owned by Mr. Takuma Segawa reflects (i) 3,665,610 Ordinary Shares, and (ii) an aggregate of 626,600 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Segawa.
(5)	Represents an aggregate of 6,861,270 Ordinary Shares held directly by Toyota. The registered address of Toyota is 1 Toyota-Cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota is listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange, and the London Stock Exchange. Toyota is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange.
(6)	Represents an aggregate of 6,861,270 Ordinary Shares held directly by Honda. The registered address of Honda is TORANOMON ALCEA TOWER 2-2-3 Toranomon, Minato-ku, Tokyo. Honda is listed on the Tokyo Stock Exchange. Honda is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange.
(7)	Represents an aggregate of 3,414,970 Ordinary Shares, 2,224,430 of which are held directly by O-Well and 1,190,540 of which are held by Uni Electronics, a wholly owned subsidiary of O-Well. The registered address of O-Well is 5-13-9 Mitejima, Nishiyodogawa-ku, Osaka 555-0012, Japan. O-Well is listed on the Tokyo Stock Exchange.

As of the date of this annual report, 7,022,640 of our Ordinary Shares are held by two holders of record in the United States, 6,959,980 of which are held by The Bank of New York Mellon, the depositary for our ADSs.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of entity or individual	Relationship to the Company
Honda Motor Co., Ltd.	Significant shareholder of the Company with an ownership interest exceeding 10%
Toyota Motor Corporation	Significant shareholder of the Company with an ownership interest exceeding 10%
Daihatsu Motor Co., Ltd.	A subsidiary of Toyota Motor Corporation
Toyota Mapmaster Incorporated	A subsidiary of Toyota Motor Corporation
Honda Access Corporation	A subsidiary of Honda Motor Co., Ltd.
Honda Development and Manufacturing of America, LLC.	A subsidiary of Honda Motor Co., Ltd.
Mr. Kenji Narushima	Mr. Kenji Narushima is the Company’s representative director and Chief Executive Officer
Mr. Masahide Shigeno	Mr. Masahide Shigeno is the Company’s representative director and Chief Technology Officer

Prices for services provided to or by related parties are determined based on negotiations with the other party involved.

We established a Related Party Transaction Management Policy in June 2021, which governs the identification, approval, and disclosure of related party transactions. Under this policy, the commencement of any transaction with a related party requires prior approval by the board of directors with respect to the implementation, terms, and conditions of such transaction. Any material changes to the terms of an approved transaction are subject to the same approval requirement. For continuing transactions, the appropriateness of the transaction terms and the continued business rationale are reviewed and reported to the board of directors on an ongoing basis. As a Japanese company, we have established a board of corporate auditors in lieu of an audit committee, which oversees the legality and appropriateness of our business operations, including related party transactions, pursuant to its statutory duties under the Companies Act.

a.	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Provided contracted software development services to a related party	958,698	660	4
Toyota Motor Corporation	Provided contracted software development services to a related party	-	16,719	107
Toyota Mapmaster Incorporated	Provided contracted software development services to a related party	2,993	634	4
Honda Access Corporation	Provided contracted software development services to a related party	17,685	48,566	311
Honda Development and Manufacturing of America, LLC.	Provided contracted software development services to a related party	39,981	20,355	131
	Total	1,019,357	86,934	557

b.	Contract assets from related parties

Contract assets from related parties consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Provided contracted software development services to a related party	1,046,854	2,377,328	15,234
Toyota Motor Corporation	Provided contracted software development services to a related party	387,242	365,020	2,339
Daihatsu Motor Co., Ltd.	Provided contracted software development services to a related party	139,293	304,357	1,950
Honda Development and Manufacturing of America, LLC.	Provided contracted software development services to a related party	-	79,519	510
	Total	1,573,389	3,126,224	20,033

c.	Other receivable from related parties

Other receivable consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Reimbursements receivable for personnel expenses of employees seconded to a related party	5,728	2,617	17
Toyota Motor Corporation	Reimbursements receivable for personnel expenses of employees seconded to a related party	11,646	5,246	34
Daihatsu Motor Co., Ltd.	Reimbursements receivable for personnel expenses of employees seconded to a related party	-	1,926	12
Toyota Mapmaster Incorporated	Receivables related to the unsettled portion of annual server operating expenses for connected navigation systems	-	3,285	21
Mr. Kenji Narushima	Rental payments by a director for use of the Company-owned property	1,320	-	-
	Total	18,694	13,074	84

d.	Accounts payable to a related party

Accounts payable to a related party consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Toyota Mapmaster Incorporated	License fee payable	288,205	188,264	1,206
	Total	288,205	188,264	1,206

e.	Contract liabilities to a related party

Contract liabilities to a related party consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
Honda Motor Co., Ltd.	Provided contracted software development services to a related party	-	646,603	4,144
	Total	-	646,603	4,144

f.	Other payable to related parties

Other payable to related parties consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Reimbursements receivable for personnel expenses of employees seconded to a related party	686	873	6
Toyota Motor Corporation	Reimbursements receivable for personnel expenses of employees seconded to a related party	861	-	-
	Total	1,547	873	6

g.	Revenue from related parties

Revenue from related parties consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Contracted software development revenue	8,027,680	10,123,402	10,620,176	68,056
Toyota Motor Corporation	Contracted software development revenue	1,063,292	2,257,986	2,234,568	14,320
Daihatsu Motor Co., Ltd.	Contracted software development revenue	548,346	746,075	1,307,279	8,377
Toyota Mapmaster Incorporated	Contracted software development revenue	12,794	14,094	18,550	119
Honda Access Corporation	Contracted software development revenue	67,050	213,263	162,340	1,040
Honda Development and Manufacturing of America, LLC.	Contracted software development revenue	321,004	488,005	295,659	1,895
	Total	10,040,166	13,842,825	14,638,572	93,807

h.	Other income from related parties

Other income from related parties consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Mr. Kenji Narushima	Rental payments by a director for use of the Company-owned property	-	2,182	2,400	15
Mr. Masahide Shigeno	Rental payments by a director for use of the Company-owned property	-	2,000	2,200	14
	Total	-	4,182	4,600	29

i.	Reimbursement of personnel costs from related parties

Reimbursement of personnel costs from related parties consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd	Receivables for personnel cost reimbursements from a related party for seconded employees	20,474	31,677	16,542	106
Toyota Motor Corporation	Receivables for personnel cost reimbursements from a related party for seconded employees	116,301	39,519	37,270	239
Daihatsu Motor Co., Ltd.	Receivables for personnel cost reimbursements from a related party for seconded employees	-	-	13,275	85
	Total	136,775	71,196	67,087	430

j.	Reimbursement of personnel costs to a related party

Reimbursement of personnel costs to a related party consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd	Personnel costs incurred for seconded employees from a related party	3,354	8,418	17,253	111
	Total	3,354	8,418	17,253	111

k.	License fees to a related party

License fees to a related party consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Toyota Mapmaster Incorporated	Payment of license fees	1,176,289	1,015,686	976,048	6,255
	Total	1,176,289	1,015,686	976,048	6,255

l.	Other fee payments to a related party

Other fee payments to a related party consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Toyota Motor Corporation	Payment of data usage fees	750	-	-	-
	Total	750	-	-	-

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of the Companies Act. Under the Companies Act, the distribution of dividends takes the form of distribution of surplus, and a distribution of surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of surplus authorized by a resolution of a general meeting of shareholders. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, general business conditions, contractual restrictions, and other factors that the board of directors may deem relevant.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act.

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Item 10. Additional Information—E. Taxation—Japanese Taxation” and “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in JPY.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

For information as to Japanese taxes on dividends, please refer to “Item 10. Additional Information—E. Taxation—Japanese Taxation.”

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The ADSs have been listed on Nasdaq since May 14, 2026 under the symbol “MWC.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed on Nasdaq since May 14, 2026 under the symbol “MWC.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our articles of incorporation as currently in effect is included as Exhibit 1.1 to this annual report.

We incorporate by reference into this annual report the description of certain key provisions of our articles of incorporation as currently in effect, which is filed as Exhibit 2.3 to this annual report, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-294081), as amended, initially filed with the SEC on March 6, 2026.

C. Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Foreign Exchange Regulations

The FEFTA, and its related cabinet orders and ministerial ordinances, or collectively, the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing our Ordinary Shares acquired and held by exchange non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than JPY.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within (iv));

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)	general partnerships or limited partnerships under Japanese law or any similar partnerships under the laws of foreign countries, where either: (A) 50% or more of the capital contributions to those entities are made by individuals who do not reside in Japan or certain other foreign investors or (B) a majority of the general partners of such entities are individuals who do not reside in Japan or certain other foreign investors; or

(v)	corporations or other entities of which a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation are individuals who do not reside in Japan.

Acquisition of Shares

Acquisition by an exchange non-resident of shares of a Japanese corporation from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	the aggregate purchase price of the relevant shares is ¥100 million or less;

(ii)	the acquisition is effected through any bank, financial instruments business operator, or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)	the acquisition constitutes an “inward direct investment” described below.

Inward Direct Investment in Shares of Not Listed Corporations

Inward Direct Investment

If a foreign investor acquires shares or equity of a Japanese corporation that is not listed on a Japanese stock exchange and that is not traded on the over-the-counter market in Japan, including our Ordinary Shares to be acquired, other than through a transfer from foreign investors, such acquisition constitutes an “inward direct investment” under the FEFTA (shares or equity of the relevant corporation to be acquired are collectively referred to as the “Inward Direct Investment Shares”).

Prior Notification

In general, any foreign investor intending to make an inward direct investment by the acquisition of the Inward Direct Investment Shares is not subject to the prior notification requirement, unless the businesses in which such corporation engages fall within any of the business sectors designated by the Foreign Exchange Regulations (the “Designated Business Sectors,” Shitei-Gyoshu). Our businesses currently fall within the Designated Business Sectors, as we are engaged in software business and information processing business. Accordingly, a foreign investor intending to acquire the Inward Direct Investment Shares is, in general, required to file a prior notification of such acquisition with the Minister of Finance of Japan and any other competent Ministers, unless an exemption from the prior notification requirements is available. See “—Exemption for Prior Notification Requirements” below. In addition, even if a corporation is not engaged in any of the Designated Business Sectors, however, the foreign investor must file a prior notification of the acquisition with the Minister of Finance of Japan and any other competent Ministers in limited circumstances, such as where the foreign investor is in a country that is not listed on the exemption schedule under the Foreign Exchange Regulations. Upon filing of such prior notification, the Ministers may recommend a modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Foreign investors acquiring the Inward Direct Investment Shares by way of a share split are not subject to these notification requirements.

Exemption for Prior Notification Requirements

Under the FEFTA, certain foreign investors may be exempt from the prior notification requirements for an IDI, even if the investee Japanese corporation engages in the Designated Business Sectors, provided that such foreign investors and their related persons comply with certain “Exemption Conditions.” These conditions generally include: (i) the foreign investor and its related persons will not become directors or corporate auditors of the investee corporation; (ii) the foreign investor will not propose, at the general meeting of shareholders, the transfer or discontinuation of the investee corporation’s business activities in the Designated Business Sectors; and (iii) the foreign investor will not access non-public technical information related to the investee corporation’s business in the Designated Business Sectors. While the Ordinary Shares will be held of record by the depositary, for purposes of the FEFTA, the prior notification requirement and the availability of exemptions are determined based on the attributes and shareholding levels of the beneficial owners. Because the Company’s business activities are expected to fall within the “Core Sectors” under the FEFTA, the exemption is subject to stricter scrutiny. Specifically, while foreign financial institutions may be broadly exempt, other general investors must comply with “Supplementary Criteria”—such as restrictions on attending board meetings and making certain written proposals—to qualify for an exemption for acquisitions of 1% or more but less than 10% of the voting rights. Furthermore, under the FEFTA amendments effective as of May 19, 2025, certain investors, including “Specified Foreign Investors,” are strictly prohibited from utilizing any exemptions and must file a prior notification if their beneficial ownership reaches 1% or more. While ADS holders would not, in principle, be required to submit a prior notification to the relevant authorities, investors should consult their own legal counsel to determine the specific impact of these requirements on their investment through ADSs.

Consent at General Meeting of Shareholders

In addition to the acquisition of shares mentioned above, if a foreign investor who holds one or more voting rights of a Japanese corporation that engages in the Designated Business Sectors intends to consent, at the general meeting of shareholders, to certain proposals having material influence on the management of such corporation, such as (i) election of such foreign investor or its related persons as directors or corporate auditors of the investee corporation or (ii) transfer or discontinuation of its business activities in the Designated Business Sectors, such consent also constitutes an IDI that generally requires the filing of a prior notification with the Ministers; provided, however, that in the case of proposal (ii), the prior notification is required only where such proposal is made by such foreign investor by itself or through other shareholders. In such cases, the exemptions from the prior notification requirements described in “—Exemption for Prior Notification Requirements” above are not available.

Post Investment Report

If a foreign investor acquires the Inward Direct Investment Shares which are not subject to the prior notification as stated in the “Prior Notification” section above, and, as a result of the acquisition, the Inward Direct Investment Shares, in combination with any existing direct holdings of the shares of the foreign investor and the direct holdings of shares of its closely-related persons, reach 10% or more of the total issued shares, the foreign investor in general is required to file a post investment report (the “Post Investment Report”) with the Minister of Finance of Japan and any other competent Ministers having jurisdiction over that Japanese corporation within 45 days after such acquisition.

A foreign investor who has acquired the Inward Direct Investment Shares in reliance on an exemption from prior notification, must also, in principle, file a Post Investment Report within 45 days after such acquisition.

Foreign investors acquiring the Inward Direct Investment Shares by way of a share split are not subject to the Post Investment Report requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad. However, under the Foreign Exchange Regulations, certain procedures may be required for the transfer of funds out of Japan or such transfer of funds may be prohibited, depending on the location of the recipient, the purpose of such fund transfer and other factors.

Acquisition of ADSs and Surrender of ADSs

Regarding the acquisition of ADSs, the Minister of Finance has expressed its view that, provided that it should be judged in accordance with the actual situation on a case-by-case basis, in general, in the case where a Japanese corporation that is not listed on any Japanese stock exchange, such as us, lists depositary receipts issued by a foreign depository bank backed by the shares of such Japanese corporation on any foreign stock exchange, it is considered that, while such a foreign depositary bank needs to submit a prior notification of IDI upon acquiring the shares, non-residents or foreign corporations that acquire such depositary receipts do not need to submit any prior notification of IDI because the foreign depositary bank that will acquire the shares of such Japanese corporation is required to submit a prior notification. However, there is no guarantee that the Minister of Finance will maintain this view in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Trading Market—Direct acquisition of our Ordinary Shares is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.”

Foreign investors that intend to surrender the ADSs and thereby acquire the underlying Ordinary Shares will be required to submit a prior notification to the Ministers.

E. Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or the ADSs.

Non-resident holders of our Ordinary Shares or ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares or ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Ordinary Shares or the ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Ordinary Shares or the ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders (defined below) that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This brief description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution (including the amount of any taxes withheld therefrom) with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. As stated, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (PFIC) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the initial public offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on our assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares and the amount of cash we raise in the initial public offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time and the amount of cash we raise in the initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ADSs or Ordinary Shares are regularly traded on Nasdaq and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

If you hold ADSs or our Ordinary Shares in any taxable year in which we are a PFIC (regardless of whether you make a mark-to-market election as described above), you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation.

The foregoing description of reporting requirements is not exhaustive, and failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our ADSs or Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC the Registration Statements.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders. Our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, remain exempt from Section 16(a) reporting requirements. Our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiary, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks in the ordinary course of our business, primarily foreign exchange risk, credit risk, interest rate risk and inflation risk. Our principal objective in managing these risks is to limit the adverse impact of market volatility on our financial condition and results of operations. We do not enter into derivative financial instruments or other financial instruments for trading or speculative purposes.

Foreign Exchange Risk

Our consolidated financial statements are presented in JPY, which is our reporting currency, and our operations are conducted predominantly in JPY. However, we generate a portion of our revenue and incur a portion of our expenses through our subsidiaries in the United States, Thailand, and Germany, whose functional currencies are the US$, THB, and the EUR, respectively. As a result, we are exposed to foreign exchange risk arising from (i) the remeasurement of foreign-currency-denominated monetary assets and liabilities (including both third-party and intercompany balances), and (ii) the translation of the results of operations and net assets of our overseas subsidiaries into JPY for the purposes of preparing our consolidated financial statements. Because our overseas subsidiaries currently represent a relatively modest portion of our overall business, the direct impact of foreign currency fluctuations on our financial results has historically been limited; however, fluctuations in exchange rates between JPY and US$, THB, and EUR may still affect our reported revenue, expenses, assets, liabilities, and equity. For the fiscal year ended February 28, 2026, a 10% appreciation or depreciation of the JPY against the US$, THB, and EUR, with all other variables held constant, would have changed our income before income taxes by approximately JPY9,730 thousand and our total equity by approximately JPY107,151 thousand. The foregoing sensitivity analysis is based on our foreign-currency exposures as of the balance sheet date and is provided for illustrative purposes only; it does not reflect the effect of any management actions that we may take in response to exchange rate movements. We currently do not use foreign exchange forward contracts or other hedging instruments to manage our foreign exchange risk. We monitor our foreign currency exposures on an ongoing basis and may consider the use of hedging arrangements in the future should our exposures increase materially. In addition, holders of the ADSs are subject to foreign exchange risk because dividends, if any, on our Ordinary Shares are declared in JPY, and the US$ value of dividends and of the proceeds from any sale of the Ordinary Shares underlying the ADSs will be affected by fluctuations in the JPY/US$ exchange rate.

Credit Risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk arises principally from cash and cash equivalents held at financial institutions and from trade and other receivables. We hold our cash and cash equivalents with financial institutions that we believe to be of high credit quality. Because our business focuses on automotive software (such as navigation and IVI solutions), our customer base is largely comprised of a small number of major automotive manufacturers (OEMs) and their affiliated entities, which results in a concentration of credit risk. For the fiscal year ended February 28, 2026, customers belonging to the Toyota Group and the Honda Group accounted for approximately 66.9% of our total revenue. We manage credit risk by assessing the creditworthiness of our customers, monitoring outstanding receivable balances and recording an allowance for expected credit losses where appropriate. Historically, we have not experienced significant credit losses on our trade receivables.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to interest rate risk relates primarily to our interest-bearing borrowings (bank loans) and our interest-bearing deposits. Interest rate risk related to our interest-bearing deposits is immaterial because ordinary deposit rates are negligible. As of February 28, 2026, we had total interest-bearing liabilities of JPY 5,387,127 thousand, of which JPY 2,670,480 thousand, or 49.6%, bore interest at variable rates and JPY 2,716,647 thousand, or 50.4%, bore interest at fixed rates. A substantial portion of our borrowings bears interest at fixed rates, and accordingly we consider our exposure to interest rate risk on such fixed-rate borrowings to be limited. Using a sensitivity analysis, a hypothetical 100 basis point increase in market interest rates as of February 28, 2026 would increase our annual interest expense by approximately JPY 26,705 thousand, based on our variable-rate borrowings outstanding as of that date. We do not currently use interest rate swaps or other derivative instruments to manage interest rate risk.

Inflation Risk

Inflation may affect us by increasing our costs of labor, purchased components and services, and other operating expenses. To date, inflation in the principal markets in which we operate (primarily Japan) has not had a material effect on our business, financial condition, or results of operations. We monitor inflationary pressures closely and seek to mitigate their effect through pricing adjustments, cost management measures, and operational efficiencies; however, there can be no assurance that inflation will not have a material adverse effect on us in the future.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one Ordinary Share (or a right to receive one Ordinary Share) deposited with MUFG Bank Co., Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash, or other property that may be held by the depositary under the deposit agreement. The deposited Ordinary Shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of Ordinary Shares or rights or other property or in relation to a change in the number of Ordinary Shares represented by one ADS

Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of Ordinary Share represented by one ADS

$0.10 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Fees assessed from time to time, but not exceeding $0.10 per ADS during any calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery, surrender and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from whom ADSs are cancelled or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed $0.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

For additional information on the description of ADSs, see Exhibit 2.3 attached to this annual report.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statements for our initial public offering, which became effective on May 13, 2026. See also “Item 4. Information on the Company—A. History and Development of the Company—Our IPO.”

On May 15, 2026, we completed our initial public offering in which we issued and sold 2,850,000 ADSs at a price of $8.00 per ADS for aggregate gross proceeds of $22,800,000. On May 27, 2026, we completed the issuance and sale of an additional 427,500 ADSs upon the full exercise of the Over-Allotment Option, increasing the aggregate number of ADSs issued and sold to 3,277,500 and the aggregate gross proceeds to $26,220,000. A.G.P./Alliance Global Partners was the sole underwriter of our initial public offering.

We incurred approximately $6.5 million in expenses in connection with our initial public offering, which included approximately $1.9 million in underwriting discounts, approximately $0.4 million in expenses paid to or for underwriters, and approximately $4.2 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $23.9 million after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we have used a portion of the net proceeds for (i) joint research and development expenses with a Japanese educational institution in connection with our DynaPlanet project, and (ii) general corporate purposes, including expenses incurred to promote the utilization of AI by our employees. The actual use of proceeds does not represent a material change in the use of proceeds described in the Registration Statements.

We intend to use the remaining proceeds from our initial public offering in the manner disclosed in the Registration Statements.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, which are defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of February 28, 2026.

Based on this evaluation, our management has concluded that, as of February 28, 2026, our disclosure controls and procedures were not effective due to the following material weaknesses in internal control over financial reporting described below:

The material weakness identified as of the date of this annual report relate to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the reporting requirements set forth by the SEC to properly address complex technical accounting issues and to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

Our management is in the process of implementing measures to improve our internal control over financial reporting, including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with the assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. We also plan to implement additional measures to improve our internal control over financial reporting, including creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. While we are currently implementing these remediation measures, they have not yet been fully implemented and assessed, and therefore the material weaknesses remain.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. We have a three-member board of corporate auditors, which meet the requirements for general exemptions of Rule 10A-3(c)(3) under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, senior management, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm since 2025, for the periods indicated.

	For the Fiscal Years Ended,
	February 28, 2026	February 28, 2025	February 29, 2024
Audit fees(1)	$463,262	$420,400	$379,200
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	$463,262	$420,400	$379,200

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Listing Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of eight directors, five of whom are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	Nasdaq Listing Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor (referred to as the corporate auditor) or a statutory board of corporate auditors. We have a three-member board of corporate auditors, which will meet the requirements for general exemptions of Rule 10A-3(c)(3) under the Exchange Act. See “Item 6. Director, Senior Management and Employees—C. Board Practices—Board of Corporate Auditors” below for additional information;

●	Nasdaq Listing Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Under Japanese law, companies with a board of corporate auditors are not required to establish an audit committee, a nominating committee, or a compensation committee. However, in accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established the Nominating and Compensation Committee comprised of at least three directors, a majority of whom are directors who meet the independence standards required for listed companies by the Tokyo Stock Exchange, that is, a director who is unlikely to have conflicts of interest with general shareholders, to advise our board of directors, when consulted, with respect to the compensation of our directors and senior managing executive officers. Our board of directors collectively participates in the discussion and determination of compensation for our directors and senior managing executive officers (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) and other compensation related matters, and the Nominating and Compensation Committee will provide advice on this matter when consulted by the board of directors. In addition, our corporate auditors discuss and determine the compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without the involvement of our board of directors;

●	Nasdaq Listing Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Under Japanese law, companies with a board of corporate auditors are not required to establish an audit committee, a nominating committee, or a compensation committee. However, in accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established the Nominating and Compensation Committee to advise our board of directors, when consulted, with respect to nominees for election or re-election to our board of directors or for appointment to fill any vacancy, as well as recommend to our board of directors with respect to the appointment of our senior managing executive officers. Our board of directors collectively participates in the nomination process of potential directors and senior managing executive officers and oversees our corporate governance practices, and the Nominating and Compensation Committee will provide advice for the nomination of directors when consulted by the board of directors;

●	Nasdaq Listing Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters; and

●	Nasdaq Listing Rule 5635 requires shareholder approval for certain dilutive events, including (i) certain acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. In accordance with Japanese laws and generally accepted business practices, our articles of incorporation do not require shareholder approval for these matters in all cases. Under the Companies Act, the board of directors may be authorized to determine the terms of the issuance of shares or stock acquisition rights, including the subscription price, except in certain cases such as where the issuance is at a specially favorable price. Furthermore, while the issuance of equity-based compensation to directors requires shareholder approval as part of their remuneration, the specific terms of such issuance are often delegated to the board of directors. We follow home country practices with respect to any requirement to obtain shareholder approval in connection with these matters.

As a foreign private issuer, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to comply with Nasdaq listing rules regarding the independence of the majority of our board members. Nevertheless, we intend to follow home country practice regarding the audit committee, compensation committee, nominating/corporate governance committee, and voting quorum. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

In the fiscal year ended February 28, 2026, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Our board of directors has general oversight power over cybersecurity issues and delegates the primary responsibility for day-to-day assessment and management of cybersecurity risks to our information technology personnel. When cybersecurity incidents occur, our information technology personnel will collect the relevant information, prepare solutions to mitigate the incidents, and report the incidents to our board of directors to take appropriate and timely measures in response to the incidents.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Articles of Incorporation of the Registrant (English translation)
2.1*	Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, dated May 13, 2026
2.2*	Form of the American depositary receipt (included in Exhibit 2.1)
2.3*	Description of the rights of each class of securities registered
4.1	Form of Limitation of Liability Agreement by and between the Registrant and its outside director or outside corporate auditor (English translation) (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
4.2	Form of Series One Stock Acquisition Rights Allotment Agreement by and between the Registrant and its employees (English translation) (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
4.3	Form of Series Two Stock Acquisition Rights Allotment Agreement by and between the Registrant and its employees (English translation) (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
4.4†#	Copyright License Agreement between the Registrant and Toyota Mapmaster Incorporated, dated November 30, 2011 (English translation) (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
4.5#	Master Outsourcing Agreement between the Registrant and Uni Electronics Inc., dated January 1, 2023, pursuant to which the Registrant outsources certain works to Uni Electronics Inc. (English translation) (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
4.6†#	Basic Agreement for Long-Term Development Commission between the Registrant and Honda R&D Co., Ltd., dated September 24, 2019 (English translation) (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
4.7#	Amendment Memorandum between the Micware Automotive Co., Ltd. and Honda Motor Co., Ltd., dated February 6, 2025 (English translation) (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
4.8#	Master Outsourcing Agreement between the Registrant and Uni Electronics Inc., dated August 18, 2003, pursuant to which Uni Electronics Inc. outsources certain works to the Registrant (English translation) (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)

Exhibit No.	Description
4.9†#	Basic System Development Agreement between the Registrant and Toyota Motor Corporation, dated August 20, 2024 (English translation) (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
4.10*+	Underwriting Agreement between the Registrant and A.G.P./Alliance Global Partners, dated May 13, 2026
4.11*+	Revolving Credit Facility Agreement between the Registrant and MUFG Bank, Ltd., dated February 25, 2025 (English Translation)
4.12*+	Commitment Line Agreement between the Registrant and Sumitomo Mitsui Banking Corporation, dated October 31, 2025 (English Translation)
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on March 6, 2026)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-294081) initially filed with the U.S. Securities and Exchange Commission on April 2, 2026)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

†	Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and attachments have been omitted. A copy of any omitted schedule or attachment will be furnished supplementally to the Securities and Exchange Commission upon request.
+	Certain portion of this Exhibit was redacted pursuant to Item 601(a)(6) of Regulation S-K and marked by means of brackets and asterisks (“[****]”).
#	Certain portions of this Exhibit were redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Micware Co., Ltd.

By:	/s/ Kenji Narushima
Mr. Kenji Narushima
Representative Director, President, Chairman, and Chief Executive Officer

Date: June 30, 2026

MICWARE CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

MICWARE CO., LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MICWARE CO., LTD. (the “Company”) as of February 28, 2025 and 2026, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended February 28, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025 and 2026, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025

New York, New York

June 30, 2026

NEW YORK OFFICE  ●  7 Penn Plaza  ●  Suite 830  ●  New York, New York  ●  10001

Phone 646.442.4845  ●  Fax 646.349.5200  ●  www.marcumasia.com

MICWARE CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese yen (“JPY”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
ASSETS
Current Assets
Cash and cash equivalents	7,670,463	8,259,660	52,930
Accounts receivable, net	1,518,878	1,758,584	11,269
Accounts receivable due from related parties, net	1,019,357	86,934	557
Contract assets	436,167	223,490	1,432
Contract assets due from related parties	1,573,389	3,126,224	20,033
Inventories	48,629	18,902	121
Tax receivable	344,813	4,929	32
Prepayments and other current assets	1,427,733	1,026,648	6,579
Prepayments and other current assets due from related parties	18,694	13,074	84
Total current assets	14,058,123	14,518,445	93,037

Non-current Assets
Property and equipment, net	1,878,472	1,849,599	11,853
Operating lease right-of-use assets, net	3,909,012	3,834,503	24,572
Intangible assets, net	87,768	206,920	1,326
Long-term investments	219,649	317,000	2,031
Goodwill	197,650	239,228	1,533
Deferred offering costs	86,174	231,986	1,487
Deferred tax assets, net	687,365	1,028,394	6,590
Long-term prepayments and other non-current assets	1,848,634	2,213,137	14,182
Total non-current assets	8,914,724	9,920,767	63,574
TOTAL ASSETS	22,972,847	24,439,212	156,611

LIABILITIES, MEZZANINE EQUITY, AND EQUITY
Current liabilities
Short-term borrowings	-	800,000	5,127
Current portion of long-term borrowings	1,804,164	2,021,924	12,957
Accounts payable	1,362,985	1,217,573	7,802
Accounts payable due to a related party	288,205	188,264	1,206
Current portion of contract liabilities	708,035	763,650	4,894
Current portion of contract liabilities due to a related party	-	646,603	4,144
Operating lease liabilities, current	881,838	1,206,136	7,729
Taxes payable	922,102	530,424	3,399
Accrued expenses and other current liabilities	1,350,327	1,388,559	8,898
Accrued expenses and other current liabilities due to related parties	1,547	873	6
Total current liabilities	7,319,203	8,764,006	56,162

Non-current liabilities
Long-term borrowings	4,273,240	2,565,203	16,438
Contract liabilities, non-current	723,188	877,430	5,623
Operating lease liabilities, non-current	3,214,665	2,880,319	18,458
Deferred tax liabilities, net	-	61,513	394
Other non-current liabilities	660,003	678,073	4,345
Total non-current liabilities	8,871,096	7,062,538	45,258
TOTAL LIABILITIES	16,190,299	15,826,544	101,420

COMMITMENTS AND CONTINGENCIES

Mezzanine equity
Redeemable ordinary shares (313,300 shares issued and outstanding as of February 28, 2025 and February 28, 2026)*	71,500	391,124	2,506
TOTAL MEZZANINE EQUITY	71,500	391,124	2,506

Equity
Ordinary shares, 125,320,000 shares authorized; 58,054,490 shares issued and 55,403,490 shares outstanding as of February 28, 2025, and 58,054,490 shares issued and 55,828,614 shares outstanding as of February 28, 2026*	480,000	480,000	3,076
Treasury shares, 2,337,700 and 1,912,576 shares as of February 28, 2025 and February 28, 2026, respectively*	(489,121)	(410,683)	(2,632)
Additional paid-in capital	926,301	997,803	6,394
Retained earnings	5,540,108	6,823,084	43,724
Accumulated other comprehensive income	69,722	118,474	759
Total equity attributable to shareholders of the Company	6,527,010	8,008,678	51,321
Non-controlling interests	184,038	212,866	1,364
TOTAL EQUITY	6,711,048	8,221,544	52,685
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	22,972,847	24,439,212	156,611

*	The shares and per share information are presented on a retroactive basis to reflect the share split from 1 to 130, which became effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026 (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

MICWARE CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of JPY, and in thousands of US$, except for number of shares and per share data)

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
Revenue – third parties	7,476,565	7,276,479	7,257,218	46,506
Revenue – related parties	10,040,166	13,842,825	14,638,572	93,807
Total Revenue	17,516,731	21,119,304	21,895,790	140,313
Cost of revenue	12,193,425	13,729,851	13,845,797	88,727
Gross profit	5,323,306	7,389,453	8,049,993	51,586

Operating expenses
Selling, general, and administrative expenses	2,469,969	4,171,455	4,149,281	26,589
Research and development expenses	960,940	1,057,697	1,536,704	9,848
Total operating expenses	3,430,909	5,229,152	5,685,985	36,437

Operating profit	1,892,397	2,160,301	2,364,008	15,149

Other income (expense)
Interest expenses, net	(36,978)	(49,498)	(42,785)	(274)
(Loss) gain from disposal of long-lived assets	(154)	(1,370)	1,092	7
Gain (loss) from change in fair market value of equity securities	71,165	(44,352)	(112,100)	(718)
Gain (loss) from foreign currency exchange	8,904	(34,515)	12,735	82
Impairment loss on long-term investment	-	-	(91,021)	(583)
Gain on bargain purchase	-	-	106,805	684
Other income, net	3,735	5,981	83,557	535
Total other income (expense), net	46,672	(123,754)	(41,717)	(267)
INCOME BEFORE INCOME TAX PROVISION	1,939,069	2,036,547	2,322,291	14,882

PROVISION (BENEFIT) FOR INCOME TAXES
Current	703,501	953,843	1,030,260	6,602
Deferred	(163,968)	(271,623)	(327,464)	(2,098)
Total provision for income taxes	539,533	682,220	702,796	4,504
Net income	1,399,536	1,354,327	1,619,495	10,378

Less: net income attributable to non-controlling interests	(28,902)	(23,709)	(16,895)	(108)
Net income attributable to the Company’s ordinary shareholders	1,370,634	1,330,618	1,602,600	10,270

Other comprehensive income, net of tax:
Foreign currency translation adjustments	44,105	248	60,685	389
Total comprehensive income	1,443,641	1,354,575	1,680,180	10,767
Less: comprehensive income attributable to non-controlling interests	(42,137)	(23,572)	(28,828)	(185)
Comprehensive income attributable to the Company	1,401,504	1,331,003	1,651,352	10,582

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	53,040,492	52,192,776	56,070,866	56,070,866
Diluted*	53,040,492	52,192,776	56,070,866	56,070,866
EARNINGS PER SHARE
Basic*	25.84	25.49	28.58	0.18
Diluted*	25.84	25.49	28.58	0.18

*	The shares and per share information are presented on a retroactive basis to reflect the share split from 1 to 130, which became effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026 (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

MICWARE CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of JPY, and in thousands of US$, except for number of shares and per share data)

	Attributable to shareholders of the Company
	Ordinary shares		Treasury shares		Additional		Accumulated Other	Non-
	No. of Shares*	Amount	No. of Shares*	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income	controlling interests	Total Equity
		JPY		JPY	JPY	JPY	JPY	JPY	JPY
Balance as of February 28, 2023	58,054,490	480,000	-	-	661,271	2,845,356	38,467	118,329	4,143,423
Net income	-	-	-	-	-	1,370,634	-	28,902	1,399,536
Foreign currency translation adjustment	-	-	-	-	-	-	30,870	13,235	44,105
Purchase of treasury shares	-	-	14,192,490	(2,618,591)	-	-	-	-	(2,618,591)
Reissuance of treasury shares	-	-	(7,801,170)	1,439,358	179,142	-	-	-	1,618,500
Issuance of redeemable ordinary shares	-	-	(313,300)	-	-	-	-	-	-
Adjustments to redeemable ordinary shares fair value measurement	-	-	-	-	-	(3,290)	-	-	(3,290)
Balance as of February 29, 2024	58,054,490	480,000	6,078,020	(1,179,233)	840,413	4,212,700	69,337	160,466	4,583,683
Net income	-	-	-	-	-	1,330,618	-	23,709	1,354,327
Foreign currency translation adjustment	-	-	-	-	-	-	385	(137)	248
Reissuance of treasury shares	-	-	(3,740,320)	690,112	85,888	-	-	-	776,000
Adjustments to redeemable ordinary shares fair value measurement	-	-	-	-	-	(3,210)	-	-	(3,210)
Balance as of February 28, 2025	58,054,490	480,000	2,337,700	(489,121)	926,301	5,540,108	69,722	184,038	6,711,048
Net income	-	-	-	-	-	1,602,600	-	16,895	1,619,495
Foreign currency translation adjustment	-	-	-	-	-	-	48,752	11,933	60,685
Reissuance of treasury shares	-	-	(425,124)	78,438	71,502	-	-	-	149,940
Adjustments to redeemable ordinary shares fair value measurement	-	-	-	-	-	(319,624)	-	-	(319,624)
Balance as of February 28, 2026	58,054,490	480,000	1,912,576	(410,683)	997,803	6,823,084	118,474	212,866	8,221,544
Balance as of February 28, 2026 (US$)	-	3,076	-	(2,632)	6,394	43,724	759	1,364	52,685

*	The shares and per share information are presented on a retroactive basis to reflect the share split from 1 to 130, which became effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026 (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

MICWARE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of JPY, and in thousands of US$)

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
Cash flows from operating activities
Net income	1,399,536	1,354,327	1,619,495	10,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	423,597	441,932	429,103	2,750
Amortization of operating lease right-of-use assets	651,593	929,705	1,156,300	7,409
Provisions for inventory valuation losses	-	-	30,688	197
Loss (gain) on disposal of property and equipment	154	(219)	(1,092)	(7)
Loss on disposal of intangible assets	-	1,589	-	-
Change in fair value of marketable securities	(71,165)	44,352	112,100	718
Impairment loss on long- term investment	-	-	91,021	583
Gain on bargain purchase	-	-	(106,805)	(684)
Deferred tax benefit	(163,968)	(271,623)	(327,464)	(2,098)
Changes in operating assets and liabilities:
Accounts receivable	(26,098)	114,708	(53,770)	(345)
Accounts receivable due from related parties	1,244,049	(818,844)	932,423	5,975
Contract assets	(48,148)	(209,309)	212,677	1,363
Contract assets due from related parties	(1,900,379)	1,845,516	(1,552,835)	(9,951)
Inventories	(2,292)	(43,697)	(961)	(6)
Tax receivables	(4,244)	(340,569)	339,884	2,178
Prepayments and other assets	(363,437)	(1,441,012)	66,390	425
Prepayments and other assets due from related parties	15,752	(7,097)	5,620	36
Accounts payable	244,732	178,164	(145,412)	(932)
Accounts payable due to a related party	(97,431)	(30,206)	(99,941)	(640)
Contract liabilities	216,753	170,141	209,857	1,345
Contract liabilities due to a related party	(7,978)	(92)	646,603	4,144
Accrued expenses and other liabilities	(488,192)	544,889	(5,335)	(34)
Accrued expenses and other liabilities due to related parties	(1,426)	1,052	(674)	(4)
Operating lease liabilities	(658,615)	(705,040)	(1,091,737)	(6,996)
Taxes payable	40,260	470,572	(391,678)	(2,510)
Net cash provided by operating activities	403,053	2,229,239	2,074,457	13,294

Cash flows from investing activities
Payment for investment	(50,000)	(500)	(300,472)	(1,925)
Proceeds from sale of investment	26,191	-	-	-
Purchase of property and equipment	(180,738)	(594,987)	(268,727)	(1,722)
Proceeds from sale of property and equipment	254	1,108	2,308	15
Purchase of intangible assets	(14,709)	(38,710)	(22,712)	(146)
Acquisitions	-	-	(205,000)	(1,314)
Net cash used in investing activities	(219,002)	(633,089)	(794,603)	(5,092)

Cash flows from financing activities
Proceeds from borrowings	5,300,000	3,260,000	1,200,000	7,690
Repayment of borrowings	(4,278,044)	(2,009,256)	(1,890,277)	(12,113)
Payments on deferred offering costs	-	(86,174)	(142,368)	(912)
Repayments of finance lease obligation	(47,906)	(55,249)	(63,751)	(409)
Purchase of treasury shares	(2,618,591)	-	-	-
Reissuance of treasury shares	1,618,500	776,000	149,940	961
Proceeds from issuance of redeemable ordinary shares	65,000	-	-	-
Net cash provided by (used in) financing activities	38,959	1,885,321	(746,456)	(4,783)

Effect of foreign exchange rate changes on cash and cash equivalents	38,742	(644)	55,799	357

Net increase in cash and cash equivalents	261,752	3,480,827	589,197	3,776

Cash and cash equivalents at the beginning of the year	3,927,884	4,189,636	7,670,463	49,154
Cash and cash equivalents at the end of the year	4,189,636	7,670,463	8,259,660	52,930

Supplementary cash flow information
Cash paid for income taxes	677,119	816,763	1,084,760	6,951
Cash paid for interest expenses	36,731	53,499	71,698	459

Non-cash financing and investing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	126,623	3,127,334	1,081,311	6,929
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	94,994	25,629	117,164	751
Remeasurement of operating lease liabilities and right-of-use assets due to modifications	8,092	-	7,674	49
Remeasurement of finance lease liabilities and right-of-use assets due to modifications	-	-	13,529	87
Adjustments to redeemable ordinary shares fair value measurement	3,290	3,210	319,624	2,048

The accompanying notes are an integral part of these consolidated financial statements.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND COMPANY

Micware Co., Ltd. (“MICWARE,” or the “Company,” and where appropriate, the term “Company” also refers to its subsidiaries as a whole) was incorporated in Kobe city, Japan, on March 3, 2003. The Company is engaged in the planning, development, production, and sales of computer systems, with a particular focus on navigation systems for the automotive industry.

On March 1, 2024 (the “Reorganization Date”), the Company redistributed business operations across newly established and existing subsidiaries in order to optimize resource allocation and enhance business synergy (the “Reorganization”). As the shareholding in the Company immediately before the Reorganization was identical to the shareholding in the Company immediately after the Reorganization, the Reorganization was accounted for as a transaction between entities under common ownership, in a manner similar to a pooling of interests. The accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

As of February 28, 2026, the details of the Company’s subsidiaries are as follows:

Name	Date of incorporation / acquisition	Place of incorporation	Percentage of ownership	Principal activities
Micware Automotive Co., Ltd. (MAC)(1)	Acquired on March 1, 2021	Japan	100%	Provide the one-stop solution of in-vehicle infotainment (“IVI”) software development. Development environment, software and automatic quality test.
Micware Mobility Co., Ltd. (MMC)	Incorporated on March 4, 2024	Japan	100%	Provide the IVI related software, service of telephony embedded dashcam solution and software quality validation service.
Micware Navigations Co., Ltd. (MNC)(2)	Acquired on July 16, 2019	Japan	100%	Provide the Software to Mobility market. GPS software, cloud server service, IVI related software and smart phone app.
Micware Operation Co., Ltd. (MOP)	Incorporated on March 4, 2024	Japan	100%	Contracted human resources, general affairs, corporate planning, procurement/purchasing, intellectual property management, legal affairs, and other administrative tasks for group companies.
Micware Create Co., Ltd. (MCC)	Incorporated on March 1, 2024	Japan	100%	Assistance in software development for group companies and other clerical work on behalf of the company.
Micware North America, Inc. (MNA)	Incorporated on June 3, 2014	California, United States	70%	Provide the IVI related software and quality verification serve in North America.
Micware Asia Pacific Co., Ltd. (MAP)	Incorporated on October 3, 2016	Thailand	70.59%	Provide the mobility related software to Asia Pacific region and offshore base of software development in the Micware group.
Micware Europe GmbH (MEU)(3)	Acquired on March 28, 2024	Germany	100%	Provide the Mobility related software and services to EU and other regions.

(1)	On March 1, 2021, the Company acquired 100% of the equity interests in HI Corporation (HI), a company engages in middleware and content development. On March 1, 2024, upon Reorganization, the Company renamed HI to MAC.
(2)	On July 16, 2019, the Company acquired 100% of the equity interests in Databroad Co., Ltd. (DB), a company engages in broadcasting and on-demand media services. On March 1, 2024, upon Reorganization, the Company renamed DB to MNC.
(3)	On March 28, 2024, the Company acquired 100% of the equity interests in O-WELL GERMANY GmbH from O-WELL corporation in order to provide mobility-related software and services to the EU and other international markets.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”).

Segment Information

The Company operates in three operating segments. Operating segments are determined in accordance with ASC 280, Segment Reporting (“ASC 280”) and are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) to allocate resources and assess performance. The CODM reviews segment profit or loss as the measure of profitability, which is presented on an operating segment level for purposes of allocating resources and evaluating operating and financial performance.

The Company operates and manages its business units in the following three operating segments:

●	Software Defined Vehicles (“SDV”): relates to the development and sale of software systems designed for SDV, including IVI system software and other mobility-enhancing software products, conducted by Japanese subsidiaries.

●	Location-Based Services (“LBS”): relates to the development and licensing of in-vehicle navigation software systems, and other geographic data-based services for Business-to-Business (“B2B”) customers, mainly serving end users.

●	Other: primarily comprises software development services conducted by overseas subsidiaries designed for SDV, and Business-to-Consumer (“B2C”) mobile app services unrelated to in-vehicle navigation.

For more information regarding segment reporting, see Note 16 - Segment Information.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; and has the power to cast majority of votes at the meeting of the board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with the U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates include the progress rate under the input method for revenue recognition, and the allocation of standalone selling price (“SSP”) in multiple-obligation agreements. Actual results could differ from those estimates.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations

The Company accounts for all business combinations using the acquisition method of accounting. The fair value of consideration transferred in a business combination is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. If the fair value of the consideration transferred is less than the fair value of the net identifiable assets acquired, the difference is recognized as a gain on bargain purchase. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of income and comprehensive income. The results of operations of the acquired business are included in the Company’s results of operations from the date of acquisition.

During the fiscal year ended February 28, 2026, the Company completed two business acquisitions. On March 31, 2025, the Company acquired the NaviCon business from Denso Co., Ltd. pursuant to an acquisition agreement dated April 26, 2024. The acquired business is a smartphone-to-car navigation connectivity application with related operations and is intended to enhance the Company’s mobility service portfolio by integrating the platform. The total consideration for the acquisition was JPY150.0 million ($1.0 million), which was paid in cash on March 31, 2025. Acquisition-related costs of JPY2.0 million ($12.8 thousand) were recognized as expenses when incurred. The fair value of the identifiable net assets acquired was JPY256.8 million ($1.6 million). As such amount exceeded the purchase consideration, the acquisition resulted in a bargain purchase and the Company recognized a gain of JPY106.8 million ($0.7 million).

On April 1, 2025, the Company acquired a business relating to taxi dispatch system from Denso Ten Co., Ltd. pursuant to an acquisition agreement dated January 31, 2025. The acquired business is associated with the development, provision, and maintenance of taxi dispatch systems, and is intended to accelerate the Company’s existing business targeting at taxi companies under MMC. The total consideration for the acquisition was JPY55.0 million ($0.4 million), which was paid in cash on April 1, 2025. Acquisition-related costs of JPY6.5 million ($41.7 thousand) were recognized as expenses when incurred. The fair value of the identifiable net assets acquired was JPY13.5 million ($0.1 million). The excess of the purchase consideration over such net assets resulted in the recognition of goodwill of JPY41.5 million ($0.3 million), which has been assigned to the SDV reporting unit.

Non-controlling Interests

Non-controlling interests are classified as a separate component of equity in the consolidated balance sheets and consolidated statements of changes in equity. Additionally, net income attributable to non-controlling interests is reflected separately from consolidated net income in the consolidated statements of income and comprehensive income and changes in equity.

Currency Translation for Financial Statements Presentation

Translations of amounts from Japanese yen (“JPY”) into U.S. dollars (“US$”) for the convenience of the reader have been calculated at the exchange rate of JPY156.05 per US$1.00 on February 27, 2026, the last business day in fiscal year 2026, as published on the website of the United States Federal Reserve Board. No representation is made that the JPY amounts could have been, or could be, converted into US$ at such rate.

Foreign Currency

The Company maintains its books and records in its local currency, JPY, which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. The Company’s subsidiaries in Thailand, the United States, and the Germany use their respective currencies Thailand Bhat (“THB”), US$, and Euro (“EUR”). The Company uses the JPY as its reporting currency.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are measured into the functional currency at the exchange rates at the end of the month preceding the transaction date. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from remeasurement are included in the consolidated statements of income and comprehensive income.

The Company uses the average exchange rate for the fiscal year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of equity.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies a five-step model that requires entities to exercise judgment when considering the terms of the contract(s), which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (vi) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company accounts for a customer contract when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable that the Company will collect substantially all of the consideration to which they are entitled. The Company evaluates its contracts with customers to identify the promised goods or services and recognizes revenue for the identified performance obligations at the amount the Company expects to be entitled to in exchange for those goods or services. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. Revenue is recognized when, or as, performance obligations are satisfied, and control has transferred to the customer.

The Company disaggregates its revenue into three categories: (i) software development services, (ii) licensing, and (iii) other software-related services.

Software development services

The Company generates revenue from software development services. This includes the design and delivery of custom automotive software based on the Company’s proprietary IVI platform. The platform supports a range of functions, such as navigation, multimedia, and connectivity across Android- and Linux-based environments, and enables efficient, modular development for a variety of customer requirements.

Contracts are entered into for the development of defined software modules or functionalities in accordance with customer specifications. Development activities are primarily performed by internal engineering teams, with certain components or tasks subcontracted to third-party service providers when necessary. Contract durations are generally within one year.

Each contract is accounted for as a single performance obligation, with the transaction price fixed and stated in the contract.

Aside from individual contracts, the Company also engages in a long-term collaboration with a particular customer. While this collaboration spans multiple years, the customer’s procurement process follows an annual cycle. Within the same fiscal year, multiple purchase orders are issued under the umbrella of a broader development roadmap. These orders are scoped, reviewed, and approved within a limited timeframe, generally at the beginning of the fiscal year, and are aligned with a common commercial objective. Although formalized as separate purchase orders, these engagements are substantively designed and managed as an integrated delivery. Each fiscal year’s development plan is therefore accounted for as a single performance obligation, as the work is structured and executed as a complete package under a framework contract with corresponding quarterly payments.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue is recognized over time using an input method based on the ratio of direct costs incurred to total direct costs. Development activities are carried out in accordance with contractually defined specifications and executed through continuous engineering efforts without interim transfers. The nature of the work includes iterative coding, integration, and system implementation, through which value is conveyed to the customer as services are performed. The costs included in the measure of progress consist primarily of internal labor and subcontracted development services that directly contribute to performance. The software being developed has no alternative use to the Company, and the Company has an enforceable right to payment for performance completed to date.

Licensing

Under licensing arrangements, the Company grants customers rights to use its software modules, such as navigation engines, for a fixed term, which is in most cases between a three- and five-year time frame. These modules are generally integrated into in-vehicle systems by Tier 1 suppliers and licensed on a per-unit basis.

For contracts that bundle software licenses with map update service, the Company identifies each as a separate performance obligation and allocates the transaction price based on their respective SSP. The SSP for the software license is estimated using a cost-plus margin approach, applying a representative mark-up ratio. The SSP for the map update service is determined by reference to observable prices from similar standalone contracts with the same or comparable customers.

Revenue allocated to the software license is recognized at a point in time, under a sales-based royalty arrangement, calculated by applying a fixed per-unit rate multiplied by shipment volumes to original equipment manufacturers (“OEMs”) as reported by Tier 1 suppliers. Revenue allocated to map update services is recognized over time as the updates are provided throughout the license term.

Other Software-Related Services

The Company generates other software-related revenue primarily from after-sales maintenance and support services provided to customers who have licensed or developed software with the Company. Revenue from maintenance and support services is recognized over time, typically on a straight-line basis over the contractual service period, which is generally within one year, as the services are provided continuously and the customer receives the benefit of the services throughout the term.

The Company also earns revenue from bundled equipment-and-software arrangements, primarily through the Company’s Mvcube service. These arrangements are classified as sales-type leases, generally with five-year terms and monthly payments, with revenue recognized upon equipment delivery.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disaggregation of Revenue

The following table presents the Company’s revenue from contracts with customers by reportable segment, including a reconciliation of the disaggregated revenue with the Company’s reportable segments (see Note 16 – Segment Information) and disaggregated by major product and service lines, timing of revenue recognition, and geographical markets for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026:

	For the Fiscal Year Ended February 29, 2024
	SDV	LBS	Other and Eliminations	Total
	JPY	JPY	JPY	JPY
	(In thousands)
Major Product/Service Lines
Software Development Services	10,913,762	2,428,725	86,583	13,429,070
Licensing	392,256	2,972,349	-	3,364,605
Software-related Services	76,390	645,898	768	723,056
Total	11,382,408	6,046,972	87,351	17,516,731
Timing of Revenue Recognition
Transferred over time	10,938,081	2,763,825	87,351	13,789,257
Transferred at a point in time	444,327	3,283,147	-	3,727,474
Total	11,382,408	6,046,972	87,351	17,516,731
Geographical Markets
Japan	11,097,057	5,992,720	(830)	17,088,947
International	285,351	54,252	88,181	427,784
Total	11,382,408	6,046,972	87,351	17,516,731

	For the Fiscal Year Ended February 28, 2025
	SDV	LBS	Other and Eliminations	Total
	JPY	JPY	JPY	JPY
	(In thousands)
Major Product/Service Lines
Software Development Services	14,755,755	3,453,861	(1,031,416)	17,178,200
Licensing	464,661	2,710,267	202	3,175,130
Software-related Services	176,243	679,789	(90,058)	765,974
Total	15,396,659	6,843,917	(1,121,272)	21,119,304
Timing of Revenue Recognition
Transferred over time	14,865,657	3,972,526	(1,106,274)	17,731,909
Transferred at a point in time	531,002	2,871,391	(14,998)	3,387,395
Total	15,396,659	6,843,917	(1,121,272)	21,119,304
Geographical Markets
Japan	15,082,036	6,836,111	(1,348,229)	20,569,918
International	314,623	7,806	226,957	549,386
Total	15,396,659	6,843,917	(1,121,272)	21,119,304

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Fiscal Year Ended February 28, 2026
	SDV	LBS	Other and Eliminations	Total	Total
	JPY	JPY	JPY	JPY	US$
	(In thousands)
Major Product/Service Lines
Software Development Services	15,173,481	3,543,672	(1,195,599)	17,521,554	112,282
Licensing	309,193	2,919,605	-	3,228,798	20,691
Software-related Services	543,464	656,367	(54,393)	1,145,438	7,340
Total	16,026,138	7,119,644	(1,249,992)	21,895,790	140,313
Timing of Revenue Recognition
Transferred over time	15,576,537	5,004,325	(1,158,558)	19,422,304	124,462
Transferred at a point in time	449,601	2,115,319	(91,434)	2,473,486	15,851
Total	16,026,138	7,119,644	(1,249,992)	21,895,790	140,313
Geographical Markets
Japan	15,871,110	7,118,444	(1,430,756)	21,558,798	138,153
International	155,028	1,200	180,764	336,992	2,160
Total	16,026,138	7,119,644	(1,249,992)	21,895,790	140,313

Contract Assets and Contract Liabilities

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are generated when contractual billing schedules differ from revenue recognition timing. An unbilled receivable is recorded in instances when revenue is recognized prior to invoicing, and amounts collected in advance of services being provided are recorded as contract liability.

Payment terms and conditions vary by contract type although standard billing terms are that payment is due upon receipt of invoice, generally payable within 30 to 60 days. The Company does not offer return rights for its products and services in the ordinary course of business, and contracts generally do not include customer acceptance clauses. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that contracts generally do not include a significant financing component if the period between when the payment is received and when the Company transfers the promised goods or services to the customer will be one year or less.

(a) Contract balances

Information about receivables and contract liabilities from contracts with customers is as follows:

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
	(In thousands)
Receivables from contracts with customers:
Accounts receivable, net	2,538,235	1,845,518	11,826
Contract assets	2,009,556	3,349,714	21,465
Contract liabilities:
Current portion of contract liabilities	708,035	1,410,253	9,038
Contract liabilities, non-current	723,188	877,430	5,623

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The contract assets are subject to credit risk and reviewed in accordance with ASC 326, Financial Instruments-Credit Losses. An allowance for expected credit losses reflects losses expected over the remaining term of the contract asset and is determined based upon historical losses, customer-specific factors, and current economic conditions. The potential impact of credit losses on contract assets was nil as of February 28, 2025 and February 28, 2026.

Changes in the Company’s contract liabilities for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026 are as follows:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
	(In thousands)
Balance at beginning of year	1,052,398	1,261,174	1,431,223	9,172
Cash received in advance	1,112,136	1,448,855	2,137,401	13,697
Revenue recognized from opening balance of contract liabilities	(573,855)	(666,401)	(708,035)	(4,537)
Revenue recognized from contract liabilities arising during current year	(330,136)	(612,412)	(572,949)	(3,671)
Foreign exchange impact on ending balance	631	7	43	-
Balance at end of year	1,261,174	1,431,223	2,287,683	14,661

(b) Remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of February 28, 2026 is as follows:

	February 28, 2026	February 28, 2026
	JPY	US$
	(In thousands)
Within One Year	2,989,155	19,155
Two to Five Years	859,861	5,510
Greater than Five Years	77,785	498
	3,926,801	25,163

Warranty liability

Warranty liability provided to customers is accrued in accordance with management’s estimate. No claims were incurred for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026.

As of February 28, 2025 and February 28, 2026, the warranty liability amounts were nil.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its bank accounts primarily in Japan. The Company’s cash and cash equivalents accounts may exceed Japanese government insured limits, up to JPY10,000 thousand, from time to time and could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. As of February 28, 2025 and February 28, 2026, the Company’s cash equivalents, including time deposit with an initial maturity date of three months, amounted to JPY100.0 million and JPY101.3 million ($0.6 million), respectively.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable, net

The Company’s accounts receivable consist primarily of receivables from automotive OEMs and Tier 1 suppliers, and receivables resulting from the implementation of Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The balance is presented net of an allowance for expected credit losses (that is, doubtful accounts).

The Company monitors the financial condition of its customers and records provisions for estimated credit losses on receivables when it believes customers are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for expected credit losses is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts receivable. The allowance for expected credit losses related to accounts receivable was nil as of February 28, 2025 and February 28, 2026.

Inventories, net

Inventories, net are comprised of finished goods, and raw materials, and are stated at the lower of cost or estimated net realizable value using the weighted-average method. Costs include mainly the cost of merchandise inventories such as intelligent transport systems connect onboard units. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the fiscal years ended February 29, 2024, February 28, 2025, and February 28, 2026, the Company recognized provisions for inventory valuation losses of nil, nil and JPY30.7 million ($0.2 million), respectively, which were included in cost of revenue.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Except for assets that are not subject to depreciation, such as land, depreciation and amortization of property and equipment are mainly provided using the straight-line method, which allocates an asset’s cost over the periods during which the Company benefits from the use of the asset. The expected economic useful lives of the Company’s assets are as follows:

Useful Life
Buildings	15 – 47 years
Leasehold improvements	Lesser of estimated useful life or the remaining lease term
Vehicle	3 – 6 years
Tools and equipment	2 – 15 years

Land has infinite useful life and is not subjected to amortization. Management reviews for impairment accordance with the accounting policy stated under impairment of long-lived assets.

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and comprehensive income in other income or expenses.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets, net

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from a business combination are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets. The estimated useful life for the intangible assets is as follows:

Useful Life
Software	3 – 10 years
Customer relationships	4 years

Impairment for long-lived assets

Long-lived assets, including property and equipment, intangible assets, and operating lease right-of-use assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, no impairment of long-lived assets was recognized.

Leases

The Company accounts for lease in accordance with ASC 842. The Company considers whether a contract is a lease or if it contains a lease element when a contract is executed. If a contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration, such contract is determined to contain a lease element. When the contract contains a lease element, a lease is either classified as operating lease or finance lease when the Company is a lessee, and a sales-type lease or direct financing lease when the Company is a lessor.

1)	Lease as a lessee

Operating leases

The Company leases offices, employee dormitories, vehicles, and facilities under operating lease arrangements. The Company determines whether an arrangement is, or contains, a lease at contract inception. An arrangement contains a lease if the Company has the right to direct the use of and obtain substantially all of the economic benefits of an identified asset. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recognized on the consolidated balance sheets and are recorded as short-term lease expense. The discount rate used to calculate present value is the Company’s incremental borrowing rate based on the lease term and the economic environment.

Certain leases have renewal options or options to terminate prior to lease expiration, which are included in the measurement of right-of-use assets and lease liabilities when it is reasonably certain they will be exercised. The Company has elected to account for lease and non-lease components as a single lease component for its office facilities. The fixed portion of these payments is included in the measurement of right-of-use assets and lease liabilities at lease commencement, while the variable portion is recorded as variable lease expense. The Company’s leases do not contain material residual value guarantees or restrictive covenants. The Company recognizes sublease income on a gross basis over the sublease term in its consolidated statements of income and comprehensive income, as the Company remains the primary obligor.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Finance leases

The Company also has a limited number of equipment leases that qualify as financing leases. Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in property and equipment, and depreciation thereon is recognized in operating expenses in the consolidated financial statements. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation and a portion is recognized as interest expenses.

2)	Lease as a lessor

The Company leases hardware products to some of its customers. The Company determines the existence of a lease when the customer controls the use of the identified hardware for a period of time defined in the lease agreement. The Company’s lease agreements typically have a duration of five years, with payments generally made in equal monthly installments. The Company’s leases do not include termination rights or variable pricing, and they typically do not include purchase rights at the end of the lease term. The Company classifies its leases as sales-type leases, with revenue and cost of sales recognized at the time of hardware delivery. As of February 28, 2025 and February 28, 2026, the gross lease receivables from sales-type leases were JPY39.9 million and JPY55.0 million ($0.4 million), respectively, and the net investment in sales-type leases, after deducting unearned interest income, was JPY39.1 million and JPY54.4 million ($0.3 million), respectively, recorded under prepayments and other assets on the consolidated balance sheets.

Asset retirement obligations

The Company accounts for asset retirement obligations in accordance with ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the operation use of the leased assets. Asset retirement obligations consist of estimated restoration costs to be incurred by the Company in the future once the economic life of its leased assets is reached. The estimated fair value of the asset retirement obligation is based on the current cost escalated discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability is accreted until the Company settles the obligation.

Long-term investments

The Company’s long-term investments consist of equity investments with readily determinable fair value and equity investments without readily determinable fair value. The accompanying shareholding is less than 20% of the voting rights.

For equity securities without readily determinable fair value and do not qualify for the net asset value (“NAV”) practical expedient, the Company elects to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in the consolidated statements of income and comprehensive income.

For equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2025 and February 28, 2026, the initial cost basis of investments without readily determinable fair value was JPY451.2 million and JPY501.2 million ($3.2 million), respectively. Accumulated impairment losses recognized on such investments amounted to JPY363.7 million and JPY454.8 million ($2.9 million), respectively. As a result, the total carrying value of such investments was JPY87.5 million and JPY46.5 million ($0.3 million), respectively.

The Company did not recognize any additional impairment losses or observable price changes during the fiscal years ended February 29, 2024 and February 28, 2025. During the fiscal year ended February 28, 2026, however, the Company recognized an impairment loss of JPY91.0 million ($0.6 million) related to its investment in Tomody Co., Ltd (“Tomody”).

In assessing the recoverability of its investment in Tomody, the Company considered a number of factors, including Tomody’s deteriorating operating performance, the loss of significant business opportunities, uncertainty regarding the commercialization of its products and services, unsuccessful financing efforts, and its constrained liquidity position.

Based on these factors and the deterioration in Tomody’s overall financial condition and outlook, the Company determined that the decline in the value of the investment was other-than-temporary. Accordingly, the carrying amount of the investment was written down to its estimated fair value as of February 28, 2026, resulting in the recognition of an impairment loss of JPY91.0 million ($0.6 million).

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in business combinations. The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. Goodwill impairment assessments are performed at the reporting unit level, which is the same as the Company’s operating segments.

The Company has the option to assess qualitative factors first to determine whether step one of the goodwill impairment analysis is necessary. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. The carrying value of each reporting unit is based on the assets and liabilities associated with the operations of the reporting unit. The Company calculates estimated fair values of the reporting units based on discounted future cash flows utilizing estimates in annual revenue, gross margins, fixed expense rates, allocated corporate overhead, and long-term growth rates for determining terminal value. If the carrying amount of a reporting unit exceeds its fair value, a loss will be recorded for the excess of the carrying value of the reporting unit over the fair value of the reporting unit.

As of February 28, 2025, the goodwill balances for the SDV and LBS reporting units were JPY69.8 million and JPY127.9 million, respectively. As of February 28, 2026, the goodwill balances for the SDV and LBS reporting units were JPY111.3 million and JPY127.9 million, respectively. For the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, the Company did not identify any triggering events or impairment indicators, primarily due to stable operating performance and no significant adverse changes in market conditions. Accordingly, no goodwill impairment was recognized.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, initial public offering (“IPO”) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, and the SEC filing and print related costs. During the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, the Company recorded a charge of nil, JPY86.2 million and JPY145.8 million ($0.9 million) related to the IPO. As of February 28, 2025 and February 28, 2026, the Company had capitalized deferred offering costs of JPY86.2 million and JPY232.0 million ($1.5 million), respectively.

Costs to fulfill contracts

The Company capitalizes costs incurred to fulfill customer contracts when such costs relate directly to a contract, generate or enhance resources that will be used in satisfying future performance obligations, and are expected to be recovered. Capitalized fulfillment costs are amortized on a straight-line basis over the expected period of benefit, which generally corresponds to the contractual period over which the related revenue is recognized.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments; and

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The Company utilizes fair value measurements to account for certain items and account balances within the consolidated financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents and investments in marketable securities in the accompanying consolidated balance sheets. The carrying value of the Company’s long-term debt and operating lease liabilities approximates fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt, and the discount rates used for the lease liabilities approximate market interest rates.

As of February 28, 2025, the Company’s Level 3 assets included mezzanine equity, for which fair value is determined using EBITDA multiples from comparable companies with management’s judgment in selecting the appropriate point within the observed range, which represents an unobservable input, and outstanding share options, for which fair value is determined using the binomial option pricing model incorporating some unobservable inputs. These inputs include expected exercise behavior of award holders, employee and director’s turnover rates, and the probability of satisfying performance conditions (e.g., completion of an initial public offering). Other assumptions used in the model include the fair value of our ordinary share, expected volatility, expected dividend yield, and risk-free interest rates. The fair value of the Company’s mezzanine equity is primarily sensitive to the selected EBITDA multiple. A significant increase (decrease) in the selected EBITDA multiple, in isolation, would result in a significantly higher (lower) fair value measurement.

As of February 28, 2026, the fair value of the Company’s mezzanine equity was determined based on the anticipated IPO price derived from the Company’s ongoing discussions with its underwriter, which was equal to the actual IPO price. Management concluded that the anticipated IPO price, which was determined based on observable market inputs including comparable company valuations and institutional investor indications, represented the best available evidence of the fair value of the Company’s mezzanine equity. No discount for lack of marketability or other adjustments were applied given the proximity of the valuation date to the IPO (approximately two months) and the absence of material changes in the Company’s business or financial condition during the intervening period. The anticipated IPO price involved significant management judgment and represented a significant unobservable input as of the valuation date. Accordingly, the fair value measurement remained classified within Level 3 of the fair value hierarchy. The fair value of the Company’s mezzanine equity is primarily sensitive to the anticipated IPO price. A significant increase (decrease) in the anticipated IPO price, in isolation, would result in a significantly higher (lower) fair value measurement.

Refer to Note 11 and 13 for additional information on fair value measurements. As of February 28, 2025 and February 28, 2026, the Company did not have any assets or liabilities measured at fair value classified as Level 2.

Cost of revenue

Cost of revenue mainly consists of personnel expenses, license fees, material costs, outsourcing costs, depreciation expenses, and other related expenses directly used in the provision of services to customers.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Selling, general, and administrative expenses

Selling, general, and administrative expenses include all operating costs of the Company, except cost of revenue, as described above. As a result, the majority of the cost of directors and employee compensation, commission fees, depreciation, office supplies, travelling fees, advertisement and membership promotion fees, and operating lease expenses are included in selling, general, and administrative expenses. Since these expenses serve similar functions and pertain to the same aspects of the business, the Company has consolidated them into a single line item under this title.

Research and development (R&D) expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including employee compensation and related expenses of employees involved, office rent, utilities, travel expenses, professional service fees, and raw materials or other supplies consumed in the course of research and development activities. All costs associated with research and development are expensed as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as a component of selling, general, and administrative expenses in the period incurred. No significant penalties or interest relating to income taxes was incurred during the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, and there was no uncertain tax provision as of February 28, 2025 and February 28, 2026.

Mezzanine equity

Where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Company, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future. This redeemable ordinary share was historically recorded at its fair value in the mezzanine equity section of the consolidated balance sheets and changes in fair value were recorded in retained earnings.

Historically, the fair value of an ordinary share was determined by management using an industry-appropriate EBITDA multiples approach. Guideline public companies were selected based on business and financial similarity through a multi-step screening process that considered both qualitative and quantitative factors such as revenue growth, profitability, and market capitalization.

Multiples were derived from this peer group and applied to the Company’s actual EBITDA to estimate enterprise value. Equity value was calculated by adjusting for non-operating assets and interest-bearing liabilities, followed by a 30% illiquidity discount reflecting the Company’s non-listed status. An increase in the selected EBITDA multiple would increase the fair value of the redeemable ordinary shares. The categorization of the framework used to price this temporary equity was considered a Level 3, due to the reliance on observable market inputs derived from comparable publicly traded companies and management’s judgment in selecting the appropriate point within the observed range.

The redemption feature of the redeemable ordinary share, allowing the holder to put its shares to the Company for cash, was in effect prior to the IPO. As a result, the redeemable ordinary share was recorded as mezzanine equity at fair value on the consolidated balance sheets, and changes in fair value were recorded in retained earnings during that period. Refer to Note 11 for further information.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity.

When a treasury share is reissued at an amount higher than its cost, the difference is recorded as a component of capital in excess of par in the consolidated statements of changes in equity. When a treasury share is reissued at an amount lower than its cost, the difference is recorded as a component of capital in excess of par to the extent that gains exist to offset the losses. For the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, the treasury shares were reissued at an amount higher than their acquisition cost, and the difference of JPY179.1 million, JPY85.9 million and JPY71.5 million ($0.5 million) was recorded as additional paid-in capital.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (for instance, convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (that is, those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, there were nil dilutive shares.

Prior to the effective date of the IPO, the Company’s redeemable ordinary share was included in the weighted-average number of common shares outstanding for calculating basic and diluted net income per share. For the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, there were 313,300 redeemable ordinary shares.

Share-based compensation

The Company grants share options to members of the board of directors, and employees based on the estimated fair values of the awards at grant date using the binomial option pricing model. This model requires the Company to use certain estimates and assumptions such as:

●	fair value of the Company’s ordinary share;

●	expected volatility of its ordinary shares – based on the volatility of comparative publicly traded companies;

●	expected dividend yield;

●	risk-free interest rates based on the Japanese Government Bond yields; and

●	expected exercise behavior, which reflects management’s estimates of when awards will be exercised.

If any of the assumptions used in the binomial option pricing model changes significantly, share options for future awards may differ materially compared with the awards granted previously.

The share option awards contain both service and performance conditions. The service condition will be satisfied upon the continuous employment, or continuous service as a member of the board of directors at exercise date. The performance condition will be satisfied upon the occurrence of an IPO. Expense related to awards which contain both service and performance conditions is recognized using the accelerated attribution method. No expense will be recorded related to these awards until the performance condition becomes probable of occurring which is upon consummation of the IPO.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, a shareholder, or a related corporation.

Commitments and contingencies

In the ordinary course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Risks and uncertainties

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for expected credit loss based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

For purposes of the following disclosure, customers that are under common control are aggregated and presented on a combined basis.

As of February 28, 2025, Honda Group2, Uni Electronics Inc. (“Uni Electronics”), and Denso Group1 accounted for 40.1%, 28.8%, and 13.0% of the Company’s total accounts receivable, respectively. As of February 28, 2026, Uni Electronics, Denso Group, and Yamaha Group4 accounted for 27.1%, 15.7%, and 14.9% of the Company’s total accounts receivable, respectively. There was no other customer that accounted for more than 10% of the Company’s total accounts receivable.

As of February 28, 2025, Honda Group and Toyota Group3 accounted for 52.1% and 26.2% of the Company’s total contract assets, respectively. As of February 28, 2026, Honda Group and Toyota Group accounted for 73.4% and 20.0% of the Company’s total contract assets, respectively. There was no other customer that accounted for more than 10% of the Company’s total contract assets.

For the fiscal year ended February 29, 2024, Honda Group and Uni Electronics accounted for 48.1% and 24.2% of the Company’s total revenue, respectively. For the fiscal year ended February 28, 2025, Honda Group, Toyota Group, and Uni Electronics accounted for 51.5%, 14.3%, and 14.0% of the Company’s total revenue, respectively. For the fiscal year ended February 28, 2026, Honda Group, Toyota Group, and Uni Electronics accounted for 50.6%, 16.3%, and 11.4% of the Company’s total revenue, respectively. There was no other customer that accounted for more than 10% of the Company’s total revenue.

[1]	Including other entities under common control with Denso Corporation and with which the Company has transactions.
[2]	Including other entities under common control with Honda Motor Co., Ltd. and with which the Company has transactions.
[3]	Including other entities under common control with Toyota Motor Corporation and with which the Company has transactions.
[4]	Including other entities under common control with Yamaha Motor Corporation and with which the Company has transactions.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of vendors

For purposes of the following disclosure, vendors that are under common control are aggregated and presented on a combined basis.

As of February 28, 2025, Toyota Group accounted for 14.7% of the total balance of accounts payable. As of February 28, 2026, Toyota Group and Telenav Inc. accounted for 11.2% and 10.1% of the total balance of accounts payable, respectively. There was no other vendor that accounted for more than 10% of the Company’s total accounts payable.

For the fiscal year ended February 29, 2024, Toyota Group and Uni Electronics accounted for 14.1% and 12.6% of the Company’s total purchases, respectively. For the fiscal year ended February 28, 2025, Toyota Group and Telenav Inc. accounted for 10.1% and 10.0% of the Company’s total purchases, respectively. There was no other vendor that accounted for more than 10% of the Company’s total purchases.

Foreign currency risk

The Company’s global operations are conducted predominantly in JPY. Other than JPY, the Company generates revenue and incurs expenditures principally in US$, THB, and EUR. The Company’s international operations expose it to risk of adverse fluctuations in foreign currency exchange rates through the remeasurement of foreign currency denominated assets and liabilities (both third-party and intercompany) and translation of earnings and cash flows into JPY.

Recently Announced Accounting Standards

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the JOBS Act, the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they apply to private companies.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This new guidance is effective for the Company for its fiscal years beginning after December 15, 2025, since the Company is an emerging growth company. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general, and administrative, and research and development). This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2025, the FASB issued ASU 2025-01—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements.

In November 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which requires entities to disclose events occurring since the end of the last annual reporting period that have a material impact on the entity and clarifies the applicability, form, and content of interim financial reporting under U.S. GAAP. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which contains amendments to the Accounting Standards Codification intended to clarify guidance, correct errors, and make minor improvements. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income, and consolidated statements of cash flows.

Note 3 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
	(In thousands)
Prepaid expenses	216,761	237,315	1,521
Deposits	1,024,975	1,111,801	7,125
Deferred costs	1,027,921	1,356,509	8,693
Insurance reserve	221,912	256,727	1,645
Consumption tax receivable	648,644	181,626	1,164
Others	154,848	108,881	697
Total	3,295,061	3,252,859	20,845

Current	1,446,427	1,039,722	6,663

Non-current	1,848,634	2,213,137	14,182

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
	(In thousands)
Land	295,496	295,496	1,894
Buildings	616,595	620,453	3,976
Leasehold improvements	1,371,345	1,353,483	8,673
Vehicle	52,520	48,211	309
Tools and equipment	998,867	1,169,727	7,496
Subtotal	3,334,823	3,487,370	22,348
Less: accumulated depreciation	(1,456,351)	(1,637,771)	(10,495)
Property and equipment, net	1,878,472	1,849,599	11,853

Depreciation expenses recognized for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026 amounted to JPY371.2 million, JPY387.1 million and JPY393.2 million ($2.5 million), respectively.

Note 5 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the followings:

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
	(In thousands)
Software	110,942	254,493	1,631
Customer relationships	181,482	181,482	1,163
Subtotal	292,424	435,975	2,794
Less: accumulated amortization	(204,656)	(229,055)	(1,468)
Intangible assets, net	87,768	206,920	1,326

Amortization expenses recognized for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026 amounted to JPY52.4 million, JPY54.9 million and JPY35.9 million ($0.2 million), respectively.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Effective Interest Rate	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
			JPY	JPY	US$
			(In thousands)
Sumitomo Mitsui Banking Corporation(1)	March 2026	1.45%	-	300,000	1,922
MUFG Bank, Ltd.(2)	April 2026	1.51%	-	500,000	3,204
Total short-term borrowings			-	800,000	5,126

(1)	On October 31, 2025, the Company entered into a commitment line agreement with Sumitomo Mitsui Banking Corporation with a maximum commitment of JPY 2,500.0 million. The facility’s commitment period commences on October 31, 2025, and terminates on October 31, 2026. Pursuant to the agreement, the maximum borrowing limit for this period is JPY 2,500.0 million. The borrowings are primarily used for working capital purposes. As of February 28, 2026, the unused credit line balance was JPY2,200 million ($14.1 million).
(2)	On February 25, 2025, the Company entered into a revolving credit facility agreement with MUFG Bank, Ltd. with a maximum commitment of JPY3,000.0 million. The facility’s commitment period commences on February 28, 2025, and terminates on February 25, 2028.

Pursuant to the agreement, the maximum borrowing limits for the respective periods are as follows:

●	JPY2,000.0 million for the period from February 28, 2025, to February 27, 2026;
●	JPY2,500.0 million for the period from February 28, 2026, to February 27, 2027; and
●	JPY3,000.0 million for the period from February 28, 2027, to the commitment termination date (February 25, 2028).

The borrowings are primarily used for working capital purposes. As of February 28, 2026, the unused credit line balance was JPY2,000 million ($12.8 million).

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The short-term borrowings outstanding for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026 carried a weighted average interest rate of approximately 0.87%, 0.42%, and 0.03% per annum, respectively.

Long-term borrowings consisted of the following:

	Maturity	Effective Interest Rate	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
			JPY	JPY	US$
			(In thousands)
The Awaji Shinkin Bank(1)	September 2027 - September 2030	0.60% - 1.25%	1,369,156	1,220,620	7,823
Sumitomo Mitsui Banking Corporation(2)	November 2026 - January 2030	0.54% - 1.19%	1,974,026	1,538,700	9,860
The Iyo Bank, Ltd.	March 2026	1.28%	83,339	11,130	71
The Bank of Fukuoka, Ltd.	September 2025	0.86%	58,343	-	-
MUFG Bank, Ltd.	March 2026 - March 2029	0.30% - 0.79%	1,591,683	1,291,695	8,277
The Minato Bank, Ltd.	June 2028	0.68%	417,540	241,677	1,549
The Hiroshima Bank, Ltd.	April 2026	1.00%	116,652	16,644	107
The San-in Godo Bank, Ltd.	November 2026	0.80%	174,990	74,982	480
The Kiyo Bank, Ltd.	January 2028	1.05%	291,675	191,679	1,228
Total long-term borrowings			6,077,404	4,587,127	29,395

Current portion of long-term borrowings			1,804,164	2,021,924	12,957

Non-current portion of long-term borrowings			4,273,240	2,565,203	16,438

(1)	As of February 28, 2025 and February 28, 2026, JPY82.6 million and JPY66.6 million ($0.4 million) were guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit, respectively.
(2)	As of February 28, 2025 and February 28, 2026, JPY60.0 million and JPY60.0 million ($0.4 million) were guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit, respectively.

The long-term borrowings outstanding for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026 carried a weighted average interest rate of approximately 0.84%, 0.97%, and 0.93% per annum, respectively.

As of February 28, 2026, the Company had an aggregate credit line of JPY5,000.0 million ($32.0 million) and JPY800.0 million ($5.1 million) was used for the borrowing balance.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest expenses for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026 amounted to JPY36.4 million, JPY52.3 million and JPY49.5 million ($0.3 million), respectively.

As of February 28, 2026, the Company’s future loan obligations according to the terms of the loan agreement were as follows:

	JPY	US$
	(In thousands)
Fiscal year
2027	2,021,924	12,957
2028	1,332,208	8,537
2029	883,555	5,662
2030	311,852	1,998
2031	37,588	241
Thereafter	-	-
Total long-term borrowings	4,587,127	29,395

The Company’s loan agreements contain covenants, which require compliance with financial ratios. As of February 28, 2025 and February 28, 2026, the Company was in compliance with all the financial covenants under its existing loan agreements.

The Company made repayments of the above-mentioned bank borrowings upon maturity in the subsequent period.

Note 7 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
	(In thousands)
Payroll payable	277,988	451,776	2,895
Accrued vacation liability*	331,136	325,303	2,084
Accrued operating expenses	241,082	244,277	1,565
Asset retirement obligation	560,260	481,668	3,087
Finance lease liabilities	107,594	157,523	1,010
Consumption tax payables	418,181	392,211	2,513
Payables for purchasing long-lived assets	63,800	5,234	34
Employee reimbursement payables	11,836	9,513	61
Total	2,011,877	2,067,505	13,249

Current	1,351,874	1,389,432	8,904

Non-current	660,003	678,073	4,345

*	Accrued vacation liability represents the Company’s obligation for vested paid vacation benefits earned by employees and remaining unused.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

The Company’s selling, general, and administrative expenses consisted of the following:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
	(In thousands)
Salaries and welfare expenses	1,208,909	1,980,084	1,932,287	12,382
Professional fee - non-offering related	472,452	711,934	524,873	3,363
Non-income tax expenses	137,536	156,924	182,107	1,167
Rental expenses	145,640	451,725	471,353	3,021
Depreciation and amortization expenses	140,410	251,340	273,172	1,751
Travel expenses	76,790	133,921	162,094	1,039
Advertising expenses	48,364	91,881	163,742	1,049
Others*	239,868	393,646	439,653	2,817
Total	2,469,969	4,171,455	4,149,281	26,589

*	Others primarily consist of selling, general, and administrative expenses that are not individually material to the Company’s financial performance, including but not limited to entertainment fees, utilities, and administrative expenses.

Note 9 — TAXES

The Company generates taxable income primarily in Japan. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in a statutory rate of approximately 30.6% for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted, significantly amending U.S. federal tax law, including changes to international tax provisions, expensing of research and experimental expenditures, depreciation, and interest deduction rules. The Company does not expect the OBBBA to have a material impact on its effective tax rate.

The components of provision (benefit) for income taxes were as follows:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
	(In thousands)
Current	703,501	953,843	1,030,260	6,602
Deferred	(163,968)	(271,623)	(327,464)	(2,098)
Income tax provisions	539,533	682,220	702,796	4,504

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income and comprehensive income and Japanese statutory tax rate for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026 were as follows:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026
Japanese statutory tax rate	30.6%	30.6%	30.6%
Non-deductible executive compensation	3.3%	7.2%	3.7%
Changes in valuation allowance	(1.7)%	(2.7)%	1.2%
Tax credits	(4.0)%	(0.2)%	(3.1)%
Tax rate differences by jurisdiction	(0.6)%	(0.4)%	(0.3)%
Other non-deductible expenses	0.2%	0.0%	0.2%
Effect of true-up on NOL	0.0%	0.0%	0.0%
Deferred offering costs	0.0%	(1.3)%	(2.2)%
Others	0.0%	0.3%	0.2%
Effective tax rate	27.8%	33.5%	30.3%

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The statutory tax rate in effect for the fiscal year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of February 28, 2025 and February 28, 2026 are presented below:

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
	(In thousands)
Deferred tax assets
Net operating loss carry forward	42,664	-	-
Reserves and accruals	103,206	102,018	654
Investments	114,471	143,115	917
Property and equipment	324,129	645,383	4,136
Leases	1,440,267	1,485,057	9,517
Contract liabilities	426,987	482,804	3,094
Others	63,539	40,708	261
Valuation allowance	(116,210)	(145,120)	(931)
Total deferred tax assets	2,399,053	2,753,965	17,648
Net off against deferred tax liabilities	(1,711,688)	(1,725,571)	(11,058)
Net deferred tax assets	687,365	1,028,394	6,590

Deferred tax liabilities
Prepayments and other assets	(69,827)	(77,878)	(499)
Deferred costs	(314,337)	(414,821)	(2,658)
Leases	(1,279,764)	(1,248,060)	(7,998)
Others	(47,760)	(46,325)	(297)
Total deferred tax liabilities	(1,711,688)	(1,787,084)	(11,452)
Net off against deferred tax assets	1,711,688	1,725,571	11,058
Net deferred tax liabilities	-	(61,513)	(394)

The Company recorded net deferred tax assets of JPY687.4 million and JPY1,028.4 million ($6.6 million) as of February 28, 2025 and February 28, 2026, respectively. In valuing deferred tax assets, the Company uses judgment, considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, management has provided a valuation allowance on deferred tax assets in the amount of JPY116.2 million and JPY145.1 million ($0.9 million) as of February 28, 2025 and February 28, 2026, respectively, since it was determined that it was more likely than not that deferred tax assets would not be utilized in the foreseeable future. Based on the level of historical taxable income and projections for the future taxable income over the periods in which the deferred tax assets become deductible, management believes all remaining deferred tax assets as of February 28, 2025 and February 28, 2026, were fully realizable.

Interest and penalties related to income tax matters are recognized as a component of selling, general, and administrative expenses in the consolidated statements of income and comprehensive income, if applicable. The Company did not have any uncertain tax benefits, interest, or penalties associated with uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes to valuation allowance for deferred tax assets were as follows for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
	(In thousands)
Valuation allowance, beginning of year	240,934	213,318	116,210	745
Additions	5,484	2,047	28,659	184
Reversals	(33,592)	(99,120)	-	-
Foreign exchange translation adjustments	492	(35)	251	2
Valuation allowance, end of year	213,318	116,210	145,120	931

As of February 28, 2026, the Company had no loss carryforwards in Japan.

The Company is subject to taxation and files income tax returns in Japan and several foreign jurisdictions. As of February 28, 2026, tax years from February 28, 2022 through February 28, 2026 remained open to examination by the Japanese tax authorities. In foreign jurisdictions, including but not limited to the United States, Thailand, and Germany, tax years generally remain subject to examination for a period of three to five years, depending on local statutory requirements. No material tax examinations are currently ongoing in any jurisdiction.

Note 10 — LEASE

A. Lessee arrangements

As a lessee, the Company leases buildings, and other equipment to support operations. These leases can be categorized into operating and finance leases.

The balances for the operating leases and finance leases where the Company is the lessee are presented as follows:

	Classification	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Assets
Operating lease assets	Operating lease right-of-use assets	3,909,012	3,834,503	24,572
Finance lease assets	Property and equipment, net	102,045	151,091	968
Total lease assets		4,011,057	3,985,594	25,540

Liabilities
Current
Operating	Operating lease liabilities, current	881,838	1,206,136	7,729
Finance	Accrued expenses and other current liabilities	49,423	61,779	396
Noncurrent
Operating	Operating lease liabilities, non-current	3,214,665	2,880,319	18,458
Finance	Other non-current liabilities	58,171	95,744	614
Total lease liabilities		4,204,097	4,243,978	27,197

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of lease costs were as follows:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
	(In thousands)
Finance lease costs
Amortization of right-of-use assets	48,943	55,910	64,634	414
Interest on lease liabilities	900	1,019	1,193	8
Total finance lease costs	49,843	56,929	65,827	422
Operating lease costs	666,229	953,253	1,190,465	7,629
Short-term lease costs	12,641	13,565	13,897	89
Total lease costs	728,713	1,023,747	1,270,189	8,140

Other supplemental information related to lease were as follows:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cashflows from operating leases	671,453	715,265	1,091,334	6,993
Financing cashflows from finance leases	48,807	56,267	65,158	418
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	126,623	3,127,334	1,081,311	6,929
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	94,994	25,629	117,164	751
Remeasurement of operating lease liabilities and right-of-use assets due to modifications	8,092	-	7,674	49
Remeasurement of finance lease liabilities and right-of-use assets due to modifications	-	-	13,529	87

Weighted average remaining lease term (years)
Operating leases	3.18	5.07	4.19	4.19
Finance leases	2.88	2.41	2.81	2.81

Weighted average discount rate (per annum)
Operating leases	0.76%	0.75%	0.79%	0.79%
Finance leases	0.84%	0.86%	0.82%	0.82%

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2026, future minimum lease payments under finance lease liabilities and operating lease liabilities were as follows:

	Operating Lease	Finance Lease	Operating Lease	Finance Lease
	JPY	JPY	US$	US$
	(In thousands)
Fiscal year
2027	1,233,886	62,786	7,907	402
2028	1,033,576	48,989	6,623	314
2029	726,336	34,155	4,655	219
2030	575,550	13,396	3,688	86
2031	441,231	-	2,827	-
Thereafter	143,317	-	918	-
Total lease payments	4,153,896	159,326	26,618	1,021
Less: Imputed Interest	(67,441)	(1,803)	(431)	(11)
Present value of lease liabilities	4,086,455	157,523	26,187	1,010

Note 11 — MEZZANINE EQUITY

On December 15, 2023, the Company entered into a share purchase agreement with third-party investors, under which it issued ordinary shares that are legally classified as equity but carry redemption rights upon the occurrence of events not within the Company’s control. The Company received total investment proceeds of JPY65 million ($0.4 million). These redeemable ordinary shareholders possess the same rights as non-redeemable ordinary shareholders of the Company, including voting rights, dividend rights, and the right to access financial statements.

The Company classified the redeemable ordinary shares as mezzanine equity in the consolidated balance sheets. At issuance the fair value of these redeemable ordinary shares was JPY65 million ($0.4 million), equal to the total investment proceeds received. As of February 28, 2025 and February 28, 2026, the mezzanine equity measured at fair value was JPY71.5 million and JPY391.1 million ($2.5 million), respectively representing redeemable ordinary shares. Refer to Note 2 for the assumptions applied in estimating these fair values.

During the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, the Company recognized fair value measurement adjustments of these redeemable ordinary shares into retained earnings of JPY3.3 million, JPY3.2 million and JPY319.6 million ($2.0 million), respectively.

Note 12 — EQUITY

Ordinary shares

The total number of authorized shares of the Company’s ordinary shares was 125,320,000 as of February 28, 2025 and February 28, 2026.

On January 22, 2024, the Company’s board of directors approved a share split of the Company’s outstanding ordinary shares at a ratio of 1-to-130, which became effective on March 1, 2024, resulting in 240,890 ordinary shares issued as of February 28, 2025 and February 28, 2026 giving effect of the share split. The Company believes it is appropriate to reflect the above transactions on a retroactive basis similar to a share split pursuant to ASC 260. All references made to share numbers or share values in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 1-to-130 share split.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 16, 2026, in connection with the filing of the registration statement for an IPO, of which these financial statements are a part of, the Company’s board of directors approved a share split of the Company’s outstanding ordinary shares at a ratio of 1-to-241, which became effective on March 31, 2026, resulting in 58,054,490 ordinary shares issued as of February 28, 2025 and February 28, 2026 giving effect of the share split. The Company believes it is appropriate to reflect the above transactions on a retroactive basis similar to a share split pursuant to ASC 260. All references made to share numbers or share values in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 1-to-241 share split.

For the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, the Company did not declare any dividend.

Increases/decreases and transfer of ordinary shares, reserve, and surplus

The Companies Act of Japan (the “Companies Act”) requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of ordinary shares. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that ordinary shares, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

Dividends

Under the Companies Act, companies can pay dividends at any time during the year in addition to the year-end dividends, provided that the Company’s articles of incorporation authorize such distributions, upon resolution at the shareholders’ meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury shares. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than JPY3 million.

Treasury shares

The treasury shares account included 2,337,700 and 1,912,576 ordinary shares repurchased from certain shareholders as of February 28, 2025 and February 28, 2026, respectively.

On September 15, 2023, the Company repurchased 14,098,500 ordinary shares (equivalent to 450 ordinary shares prior to the share split) from a specific shareholder, RISA Corporate Solution Fund No. 4 L.P., for a total consideration of JPY2,601,249,750. In connection with this transaction, and pursuant to the Companies Act, the Company also repurchased an additional 93,990 ordinary shares (equivalent to three ordinary shares prior to the share split) from an individual shareholder on November 10, 2023, for a total consideration of JPY17,341,665, in response to a statutory sell-out request. These transactions were approved by the board of directors. All repurchased shares were recorded as treasury shares.

During the fiscal years ended February 29, 2024 and February 28, 2025, the Company reissued 8,114,470 and 3,740,320 treasury shares, respectively, to multiple investors at a price of approximately JPY207 per share (equivalent to JPY6,500,000 per share prior to the share split). During the fiscal year ended February 28, 2026, the Company reissued 425,124 treasury shares, respectively, to an investor at a price of approximately JPY353 per share (equivalent to JPY85,000 per share prior to the share split). The excess of the reissuance price over the repurchase cost was recorded as additional paid-in capital, except for 313,300 treasury shares reissued during the fiscal year ended February 29, 2024, which were classified as mezzanine equity pursuant to the redemption rights described in Note 11.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — SHARE-BASED COMPENSATION

Pre-IPO share option schemes

The Company adopted an Incentive Stock Plan on February 23, 2018. This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as directors and employees of the Company by providing them opportunities to acquire the Company’s ordinary shares. While the plan terminates 10 years after the adoption date, issued options have their own schedule of termination. Options to acquire ordinary shares may be granted at no less than fair market value on the date of grant. Upon exercise, new ordinary shares are issued by the Company. The performance condition will be satisfied upon a liquidity event defined as a successful IPO on any of the financial exchanges.

The Company adopted an Incentive Stock Plan on October 20, 2020. This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as directors and employees of the Company by providing them opportunities to acquire the Company’s ordinary shares. While the plan terminates eight years after the adoption date, issued options have their own schedule of termination. Options to acquire ordinary shares may be granted at no less than the fair market value on the date of grant. Upon exercise, new ordinary shares are issued by the Company. The performance condition will be satisfied upon a liquidity event defined as a successful IPO on any of the financial exchanges.

The share option awards contain both service and performance conditions. The service condition is satisfied upon the continuous employment, or continuous service as a member of the board of at exercise date. The performance condition is satisfied upon the occurrence of an IPO. Expense related to awards which contain both service and performance conditions is recognized using the accelerated attribution method. No expense will be recorded related to these awards until the performance condition becomes probable of occurring which is upon consummation of the IPO. As a result, no share-based compensation expenses were recognized for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026.

The total fair value of these share options at the grant date was JPY340,179,000. The total fair value of the outstanding share options as of February 28, 2025 and February 28, 2026 was JPY292,284,000 and JPY292,284,000 ($1,873,015), respectively, which also represents the amount of unrecognized share-based compensation expense as of those dates. Such unrecognized compensation expense will be recognized in full upon consummation of the IPO.

The following table summarizes the share option activities and related information for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026:

	Number (shares)*	Weighted Average Exercise Price*	Weighted Average Exercise Price*	Weighted Average Remaining Contractual Term
		JPY	US$	Years
Outstanding as of March 1, 2023	9,962,940	39.35	0.25	5.00
Granted	-	-	-	-
Forfeited/cancelled	(313,300)	-	-	-
Exercised	-	-	-	-
Outstanding as of February 29, 2024	9,649,640	38.84	0.25	4.00
Granted	-	-	-	-
Forfeited/cancelled	(250,640)	-	-	-
Exercised	-	-	-	-
Outstanding as of February 28, 2025	9,399,000	38.85	0.25	3.00
Granted	-	-	-	-
Forfeited/cancelled	-	-	-	-
Exercised	-	-	-	-
Outstanding as of February 28, 2026	9,399,000	38.85	0.25	2.00
Options exercisable as of February 28, 2026	-

*	The information is presented on a retroactive basis to reflect the share split from 1 to 130, which become effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026 (Note 12).

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses a binomial option pricing model to estimate the fair value of its share option awards. The calculation of the fair value of the awards using the binomial option pricing model is affected by the Company’s share price on the date of grant as well as assumptions regarding the following:

	February 23,	October 30,
	2018	2020
Expected volatility	42.90%	42.90%
Expected term	7.00 years	4.33 years
Risk-free interest rate	0.05%	(0.07)%
Forfeiture rate	9.2%	2.2%
Expected dividend yield	0.0%	0.0%

The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk-free interest rate is estimated based on the yield to maturity of Japanese treasury bonds based on the expected term of the incentive shares. The forfeiture rate is estimated at the time of option issuance based on the historical turnover rates of directors and employees.

Note 14 — RELATED PARTY BALANCES AND TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of entity or individual	Relationship to the Company
Honda Motor Co., Ltd.	Significant shareholder of the Company with an ownership interest exceeding 10%
Toyota Motor Corporation	Significant shareholder of the Company with an ownership interest exceeding 10%
Daihatsu Motor Co., Ltd.	A subsidiary of Toyota Motor Corporation
Toyota Mapmaster Incorporated	A subsidiary of Toyota Motor Corporation
Honda Access Corporation	A subsidiary of Honda Motor Co., Ltd.
Honda Development and Manufacturing of America, LLC.	A subsidiary of Honda Motor Co., Ltd.
Mr. Kenji Narushima	Mr. Kenji Narushima is the Company’s representative director and Chief Executive Officer
Mr. Masahide Shigeno	Mr. Masahide Shigeno is the Company’s representative director and Chief Technology Officer

a.	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Provided contracted software development services to a related party	958,698	660	4
Toyota Motor Corporation	Provided contracted software development services to a related party	-	16,719	107
Toyota Mapmaster Incorporated	Provided contracted software development services to a related party	2,993	634	4
Honda Access Corporation	Provided contracted software development services to a related party	17,685	48,566	311
Honda Development and Manufacturing of America, LLC.	Provided contracted software development services to a related party	39,981	20,355	131
	Total	1,019,357	86,934	557

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Contract assets from related parties

Contract assets from related parties consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Provided contracted software development services to a related party	1,046,854	2,377,328	15,234
Toyota Motor Corporation	Provided contracted software development services to a related party	387,242	365,020	2,339
Daihatsu Motor Co., Ltd.	Provided contracted software development services to a related party	139,293	304,357	1,950
Honda Development and Manufacturing of America, LLC.	Provided contracted software development services to a related party	-	79,519	510
	Total	1,573,389	3,126,224	20,033

c.	Other receivable from related parties

Other receivable consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Reimbursements receivable for personnel expenses of employees seconded to a related party	5,728	2,617	17
Toyota Motor Corporation	Reimbursements receivable for personnel expenses of employees seconded to a related party	11,646	5,246	34
Daihatsu Motor Co., Ltd.	Reimbursements receivable for personnel expenses of employees seconded to a related party	-	1,926	12
Toyota Mapmaster Incorporated	Receivables related to the unsettled portion of annual server operating expenses for connected navigation systems	-	3,285	21
Mr. Kenji Narushima	Rental payments by a director for use of the Company-owned property	1,320	-	-
	Total	18,694	13,074	84

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.	Accounts payable to a related party

Accounts payable to a related party consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Toyota Mapmaster Incorporated	License fee payable	288,205	188,264	1,206
	Total	288,205	188,264	1,206

e.	Contract liabilities to a related party

Contract liabilities to a related party consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
Honda Motor Co., Ltd.	Provided contracted software development services to a related party	-	646,603	4,144
	Total	-	646,603	4,144

f.	Other payable to related parties

Other payable to related parties consisted of the following:

Name of related party	Nature of transactions	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
		JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Reimbursements receivable for personnel expenses of employees seconded to a related party	686	873	6
Toyota Motor Corporation	Reimbursements receivable for personnel expenses of employees seconded to a related party	861	-	-
	Total	1,547	873	6

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g.	Revenue from related parties

Revenue from related parties consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd.	Contracted software development revenue	8,027,680	10,123,402	10,620,176	68,056
Toyota Motor Corporation	Contracted software development revenue	1,063,292	2,257,986	2,234,568	14,320
Daihatsu Motor Co., Ltd.	Contracted software development revenue	548,346	746,075	1,307,279	8,377
Toyota Mapmaster Incorporated	Contracted software development revenue	12,794	14,094	18,550	119
Honda Access Corporation	Contracted software development revenue	67,050	213,263	162,340	1,040
Honda Development and Manufacturing of America, LLC.	Contracted software development revenue	321,004	488,005	295,659	1,895
	Total	10,040,166	13,842,825	14,638,572	93,807

h.	Other income from related parties

Other income from related parties consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Mr. Kenji Narushima	Rental payments by a director for use of the Company-owned property	-	2,182	2,400	15
Mr. Masahide Shigeno	Rental payments by a director for use of the Company-owned property	-	2,000	2,200	14
	Total	-	4,182	4,600	29

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

i.	Reimbursement of personnel costs from related parties

Reimbursement of personnel costs from related parties consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd	Receivables for personnel cost reimbursements from a related party for seconded employees	20,474	31,677	16,542	106
Toyota Motor Corporation	Receivables for personnel cost reimbursements from a related party for seconded employees	116,301	39,519	37,270	239
Daihatsu Motor Co., Ltd.	Receivables for personnel cost reimbursements from a related party for seconded employees	-	-	13,275	85
	Total	136,775	71,196	67,087	430

j.	Reimbursement of personnel costs to a related party

Reimbursement of personnel costs to a related party consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Honda Motor Co., Ltd	Personnel costs incurred for seconded employees from a related party	3,354	8,418	17,253	111
	Total	3,354	8,418	17,253	111

k.	License fees to a related party

License fees to a related party consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Toyota Mapmaster Incorporated	Payment of license fees	1,176,289	1,015,686	976,048	6,255
	Total	1,176,289	1,015,686	976,048	6,255

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

l.	Other fee payments to a related party

Other fee payments to a related party consisted of the following:

		For the Fiscal Years Ended
Name of related party	Nature of transactions	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
		JPY	JPY	JPY	US$
		(In thousands)
Toyota Motor Corporation	Payment of data usage fees	750	-	-	-
	Total	750	-	-	-

Note 15 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

In the opinion of management, there were no pending or threatened claims and litigation as of February 28, 2026 and up through the issuance date of these consolidated financial statements.

Note 16 — SEGMENT REPORTING

The Company identifies reportable operating segments based on the structure of its operations and the financial information reviewed regularly by the Chief Operating Decision Maker (“CODM”), who is the Chief Executive Officer, to evaluate performance and allocate resources. The Company’s three reportable operating segments are as follows, all segments include software development services, licensing, and software-related service revenue, and intersegment revenue is recorded at cost and is eliminated in the consolidated statements of income and comprehensive income:

●	SDV: relates to the development and sale of software systems designed for SDV, including IVI system software and other mobility-enhancing software products, conducted by Japanese subsidiaries.

●	LBS: relates to the development and licensing of in-vehicle navigation software systems, and other geographic data-based services for B2B customers, mainly serving end users.

●	Other: primarily comprises software development services conducted by overseas subsidiaries designed for SDV, and B2C mobile app services unrelated to in-vehicle navigation.

The CODM assesses segment performances and allocates resources based on profitability. The CODM evaluates operating performance and decides how to allocate resources based on segment profit or loss, which is equivalent to segment income from operations. Expenses included in segment operating profit consist principally of certain costs, such as purchases, personnel expenses, and R&D expenses, as well as direct selling and delivery costs and an allocation of certain shared services expenses. The CODM uses segment operating income (loss) to allocate resources to the Company’s segments in the Company’s annual planning process and to assess the performance of the Company’s segments, primarily by monitoring actual results versus the annual plan. From time to time, the Company may revise the measurement of each segment’s operating income, including any corporate overhead allocations, and presentation of significant segment expenses, as determined by the information regularly reviewed by its CODM.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain corporate expenses are not allocated to specific segments as these expenses are not controllable at the segment level. Such expenses include certain types of professional fees, and compensation to non-employee directors. These unallocated amounts are combined with total segment operating income to arrive at consolidated operating income as reported below in the reconciliation of segment operating income. Additionally, management has determined that it is not practical to allocate identifiable assets by segment since such assets are used interchangeably among the segments.

The below tables contain revenue and certain expenses regularly presented to the CODM in order to make decisions regarding the Company’s business, including resource allocation and performance assessments, as well as the current focus in compliance with ASC 280, Segment Reporting, for the periods presented:

	For the Fiscal Year Ended February 29, 2024
	SDV	LBS	Other(1)	Total
	JPY	JPY	JPY	JPY
	(In thousands)
Revenue from external customers	11,382,408	6,046,972	87,351	17,516,731
Intersegment revenue	-	-	513,779	513,779
Total revenue	11,382,408	6,046,972	601,130	18,030,510
Elimination of intersegment revenue				(513,779)
Total consolidated revenue				17,516,731
Less:
Purchases(2)	4,962,845	3,134,693	-	8,097,538
Personnel expenses(2)	2,107,744	1,348,837	854,846	4,311,427
R&D expenses(2)	557,557	157,897	245,486	960,940
Other costs and expenses(3)	663,785	468,784	798,447	1,931,016
Intersegment costs and expenses(4)	317,454	196,325	-	513,779
Total costs and expenses	8,609,385	5,306,536	1,898,779	15,814,700
Elimination of intersegment costs and expenses				(513,779)
Total consolidated costs and expenses				15,300,921
Segment operating income	2,773,023	740,436	(1,297,649)	2,215,810
Corporate expenses(5)				(323,413)
Total operating income				1,892,397
Interest expenses, net				(36,978)
Loss from disposal of long-lived assets				(154)
Gain from change in fair market value of equity securities				71,165
Gain from foreign currency exchange				8,904
Other income, net				3,735
Income before income tax provision				1,939,069

(1)	Revenue and profit or loss from segments below the quantitative thresholds. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.
(2)	Represents the significant expense categories and amounts for each reportable operating segment that are regularly provided to the chief operating decision maker.
(3)	Other costs and expenses include depreciation and amortization, rental fees, communication costs, and other administrative segment costs and expenses.
(4)	Intersegment costs and expenses primarily arise from transactions between segments for the provision of software development services, R&D activities, and advertising and promotional services, and are eliminated in consolidation.
(5)	Comprised primarily of expenses not allocated to reportable segments.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Fiscal Year Ended February 28, 2025
	SDV	LBS	Other(1)	Total
	JPY	JPY	JPY	JPY
	(In thousands)
Revenue from external customers	14,685,172	6,168,720	265,412	21,119,304
Intersegment revenue	711,487	675,197	3,796,576	5,183,260
Total revenue	15,396,659	6,843,917	4,061,988	26,302,564
Elimination of intersegment revenue				(5,183,260)
Total consolidated revenue				21,119,304
Less:
Purchases(2)	7,117,127	2,763,637	132,095	10,012,859
Personnel expenses(2)	2,240,713	1,386,309	1,141,557	4,768,579
R&D expenses(2)	722,948	226,056	108,693	1,057,697
Other costs and expenses(3)	762,192	386,530	1,266,854	2,415,576
Intersegment costs and expenses(4)	2,885,792	1,542,697	754,610	5,183,099
Total costs and expenses	13,728,772	6,305,229	3,403,809	23,437,810
Elimination of intersegment costs and expenses				(5,183,099)
Total consolidated costs and expenses				18,254,711
Segment operating income	1,667,887	538,688	658,179	2,864,593
Corporate expenses(5)				(704,292)
Total operating income				2,160,301
Interest expenses, net				(49,498)
Loss from disposal of long-lived assets				(1,370)
Loss from change in fair market value of equity securities				(44,352)
Loss from foreign currency exchange				(34,515)
Other income, net				5,981
Income before income tax provision				2,036,547

(1)	Revenue and profit or loss from segments below the quantitative thresholds. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.
(2)	Represents the significant expense categories and amounts for each reportable operating segment that are regularly provided to the chief operating decision maker.
(3)	Other costs and expenses include depreciation and amortization, rental fees, communication costs, and other administrative segment costs and expenses.
(4)	Intersegment costs and expenses primarily arise from transactions between segments for the provision of software development services, R&D activities, and advertising and promotional services, and are eliminated in consolidation.
(5)	Comprised primarily of expenses not allocated to reportable segments.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Fiscal Year Ended February 28, 2026
	SDV	LBS	Other(1)	Total	Total
	JPY	JPY	JPY	JPY	US$
	(In thousands)
Revenue from external customers	15,297,402	6,411,121	187,267	21,895,790	140,313
Intersegment revenue	728,736	708,523	4,999,853	6,437,112	41,250
Total revenue	16,026,138	7,119,644	5,187,120	28,332,902	181,563
Elimination of intersegment revenue				(6,437,112)	(41,250)
Total consolidated revenue				21,895,790	140,313
Less:
Purchases(2)	7,246,955	2,799,773	937,765	10,984,493	70,391
Personnel expenses(2)	2,392,731	1,389,956	1,623,960	5,406,647	34,647
R&D expenses(2)	804,612	526,684	205,408	1,536,704	9,848
Other costs and expenses(3)	528,416	193,148	474,639	1,196,203	7,666
Intersegment costs and expenses(4)	3,758,250	1,735,058	944,123	6,437,431	41,252
Total costs and expenses	14,730,964	6,644,619	4,185,895	25,561,478	163,804
Elimination of intersegment costs and expenses				(6,437,431)	(41,252)
Total consolidated costs and expenses				19,124,047	122,552
Segment operating income	1,295,174	475,025	1,001,225	2,771,743	17,761
Corporate expenses(5)				(407,735)	(2,612)
Total operating income				2,364,008	15,149
Interest expenses, net				(42,785)	(274)
Gain from disposal of long-lived assets				1,092	7
Loss from change in fair market value of equity securities				(112,100)	(718)
Gain from foreign currency exchange				12,735	82
Impairment loss on long- term investment				(91,021)	(583)
Gain on bargain purchase				106,805	684
Other income, net				83,557	535
Income before income tax provision				2,322,291	14,882

(1)	Revenue and profit or loss from segments below the quantitative thresholds. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.
(2)	Represents the significant expense categories and amounts for each reportable operating segment that are regularly provided to the chief operating decision maker.
(3)	Other costs and expenses include depreciation and amortization, rental fees, communication costs, and other administrative segment costs and expenses.
(4)	Intersegment costs and expenses primarily arise from transactions between segments for the provision of software development services, R&D activities, and advertising and promotional services, and are eliminated in consolidation.
(5)	Comprised primarily of expenses not allocated to reportable segments.

MICWARE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic Area Information

The Company operates primarily in Japan. All material revenue of the Company is derived from Japan. See Note 2 for information relating to revenue by geography.

Long-lived assets include property and equipment, net and operating lease assets, and management has determined that it is not practical to allocate these assets by segment since such assets are used interchangeably among the segments. Physical locations and values of the Company’s long-lived assets are presented below:

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
	(In thousands)
Long-lived assets:
Japan	5,605,494	5,488,460	35,171
International	181,990	195,642	1,254
Total long-lived assets	5,787,484	5,684,102	36,425

Note 17 — SUBSEQUENT EVENTS

IPO

Subsequent to February 28, 2026, the Company consummated its IPO on May 15, 2026, pursuant to which the Company issued 2,850,000 American Depositary Shares (“ADSs”), each representing one ordinary share, at a public offering price of $8.00 per ADS. The IPO generated gross proceeds of approximately JPY3,557.9 million ($22.8 million) and net proceeds of approximately JPY3,245.8 million ($20.8 million), after deducting underwriting discounts, non-accountable expense allowance and offering expenses payable by the Company.

Full Exercise of Over-Allotment Option

On May 20, 2026, A.G.P./Alliance Global Partners, as the underwriter, fully exercised its over-allotment option to purchase an additional 427,500 ADSs, each representing one ordinary share, at the public offering price of $8.00 per ADS. The sale of the additional ADSs closed on May 27, 2026 and generated additional gross proceeds of approximately JPY530.6 million ($3.4 million) and additional net proceeds of approximately JPY483.8 million ($3.1 million), after deducting underwriting discounts, non-accountable expenses and other amounts payable at closing.

Following the full exercise of the over-allotment option, the Company issued and sold an aggregate of 3,277,500 ADSs in the IPO, resulting in aggregate gross proceeds of approximately JPY4,088.5 million ($26.2 million) and aggregate net proceeds of approximately JPY3,729.6 million ($23.9 million), after deducting underwriting discounts, non-accountable expense allowance, offering expenses payable by the Company and other amounts payable at closing.

The Company evaluated all events and transactions from February 28, 2026 up through June 30, 2026, which is the date that these consolidated financial statements are available to be issued. Other than the event disclosed above and in Note 12, no other subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.